47

02034786

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Statoil ASA

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED JUN 19 2002 THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 3444 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 6/13/02



STATOIL
ANNUAL REPORT AND ACCOUNTS 2001

STATOIL


OIL PRODUCTION/PRICE
USD/barrel
1 000 bbl per day
30
25
20
15
10
5
800
700
600
500
400
300
200
100
1997 1998 1999 2000 2001
Entitlement oil production
Average oil price Brent Blend


GAS PRODUCTION/PRICE
NOK scm
1 000 boe per day
1.50
1.25
1.00
0.75
0.50
0.25
300
250
200
150
100
50
1997 1998 1999 2000 2001
Sales equity gas production
Average gas price


OIL/GAS RESERVES
Million barrels
5 000
4 000
3 000
2 000
1 000
1997 1998 1999 2000 2001
Gas
Oil and NGL


CARBON DIOXIDE (CO_2)
Million tonnes
10
8
6
4
2
0
-2
1997 1998 1999 2000 2001
Total CO_2 emissions from Statoil operations
CO_2 reductions made through measures implemented between 1997 and 2001 for Statoil operations


TOTAL RECORDABLE INJURY FREQUENCY
14
12
10
8
6
4
2
1997 1998 1999 2000 2001
Number of total recordable injuries per million working hours


SERIOUS INCIDENT FREQUENCY
8
6
4
2
1997 1998 1999 2000 2001
Number of serious incidents per million working hours

Definitions:

Net debt to capital employed =
The relationship between net interest-bearing debt and capital employed

Net interest-bearing debt =
Gross interest-bearing debt less cash and cash equivalents

Average capital employed =
Average of the capital employed at the beginning and end of the accounting period. Capital employed is net interest-bearing debt plus share capital and minority interests

Return on average capital employed after tax =
Net income plus minority interests and net interest after tax as a percentage of capital employed

Production costs =
Operating expenses associated with production of oil and natural gas divided by total production (lifting) of oil and natural gas

Finding and development costs =
Calculated from new proved reserves, excluding acquisitions and disposals of reserves

Reserve replacement rate =
Additions to proved reserves, including acquisitions and disposals, divided by volumes produced

Carbon dioxide (CO_2) =
Carbon dioxide emissions from Statoil operations embrace all sources such as turbines, boilers, engines, flares, drilling of exploration and production wells and well testing/workovers. Reductions in emissions are accumulated for the period 1997-2001

Total recordable injury frequency =
The number of total recordable injuries per million working hours. Employees of Statoil and its contractors are included

Serious incident frequency =
The number of undesirable events with a high loss potential per million working hours. An undesirable event is an event or chain of events which have caused or could have caused injury, illness and/or damage to/loss of property, environmental damage or harm to a third party

US GAAP - Financial highlights

KEY FIGURES IN NOK MILLION	*2001*	*2000*	*1999*	*1998*	*1997*
Financial information					
Total revenues	**236,336**	230,425	150,132	114,648	136,036
Income before financial items, income taxes and minority interests	**56,154**	59,991	17,578	10,287	24,655
Net income	**17,245**	16,153	6,409	1,640	6,489
Cash flow used in investing activities	**12,838**	16,014	24,988	27,676	25,016
Cash flow provided by operating activities	**39,173**	56,752	29,610	18,050	27,697
Interest-bearing debt	**41,795**	36,982	50,497	44,261	29,534
Net interest-bearing debt	**34,077**	23,379	42,856	42,856	27,439
Net debt to capital employed	**39.0%**	25.0%	42.6 %	44.1 %	33.6 %
Return on average capital employed after tax	**19.9%**	18.7%	6.4 %	3.2 %	9.6 %
Operational information					
Combined oil and gas production (1000 boe/day)	**1,007**	1,005	967	918	943
Proved oil and gas reserves (mboe)	**4,277**	4,317	4,511	4,621	4,469
Production cost (USD/barrel)	**2.92**	3.08	3.38	3.14	-
Finding and development cost (USD/barrel) (3-year average)	**9.11**	8.21	8.74	-	-
Reserve replacement rate (3-year average)	**0.68**	0.86	1.03	-	-
Share information					
Net income per ordinary share	**8.31**	8.18	3.24	0.83	3.28
Net income adjusted for one-off effects per share[1]	**7.32**	8.18	4.54	-	-
Share price at Oslo Stock Exchange 31 December 2001	**61.50**	-	-	-	-
Weighted average number of ordinary shares outstanding	**2,076,180,942**	1,975,885,600	1,975,885,600	1,975,885,600	1,975,885,600

(1) One-off effects covers certain gains on sale of assets, write-downs and provisions. See "Operating and financial review and prospects". Income adjusted for one-off effects is not calculated for 1997 and 1998.


INCOME
NOK bn
60
50
40
30
20
10
1997 1998 1999 2000 2001
Income before financial items, income taxes, and minority interests
Net income


CASH FLOW
NOK bn
60
50
40
30
20
10
1997 1998 1999 2000 2001
Cash flow used in investing activities
Cash flow provided by operating activities


RETURN
Per cent
25
20
15
10
5
1997 1998 1999 2000 2001
Return on average capital employed after tax

Statoil 2001

At the end of 2001, Statoil had 16 686 employees allocated to the following business areas and organisational entities.

Business areas:

Exploration & Production Norway

Leading operator and producer on the NCS, responsible for about 50 per cent of total Norwegian output. Operates 10 fields and has four fields under development. Entitlement crude output: 697 000 barrels per day. Gas production: 39.1 million scm per day. Reserves: 3 664 million barrels of oil equivalent. Revenues: NOK 65.7 billion. Employees: 560.

International Exploration & Production

Important positions in the Caspian region, western Africa, western Europe and Venezuela. Substantial production growth expected over the coming years. Entitlement crude output: 58 000 barrels per day. Gas production: 1.2 million scm per day. Reserves: 612 million barrels of oil equivalent. Revenues in 2001: NOK 7.7 billion. Employees: 521.

Natural Gas

A leading player in the European market. Operates transport systems for natural gas and treatment plants on land. Sells gas to 12 countries. Volumes equity gas sold: 14.7 billion scm per day. Responsible for selling the Norwegian state's gas. Revenues in 2001: NOK 23.5 billion. Employees: 974.



Manufacturing & Marketing

Responsible for Statoil's and the Norwegian state's crude oil sales. One of the world's largest sellers of crude with an average volume of 2.2 million barrels per day. Sells rich gas, refined oil products and natural gas in the Nordic countries. Operates two refineries and nearly 2 000 service stations in nine countries – in Scandinavia, 50/50 with ICA Ahold. The business area also covers the Navion shipping company, methanol production and Statoil's 50 per cent share in the Borealis petrochemicals group. Revenues in 2001: NOK 203.4 billion. Employees: 7 006.

Entities:

Technology

Technology is responsible for developing and maintaining Statoil's expertise in key technology areas. Assists in providing cost-effective technical solutions and is responsible for commercialisation of technology and industrial rights. Covers research and development, exploration and reservoir technology, drilling and well services, environmental technology, concept development and project management. Employees: 897.

Corporate services and corporate centre

Corporate services provides the entire group with services covering finance, accounting, human resources and office support as well as education, communication, information technology, health and the working environment. Employees: 1 450. The corporate centre provides advisory staff functions for the corporate executive committee. Employees: 235.

Contents

Report on sustainable development

Statoil encounters higher expectations from today's world for reporting on the financial, environmental and social aspects of its operations. To meet these expectations, the group will publish its first separate report on Statoil's contribution to sustainable development in July 2002.



The picture on the front cover is from the Statoil collection of art and shows installations on Sleipner.
Frans Widerberg (1934).
The Pavilion in the Sea, 1999.
Oil on canvas, 80x100 cm.

Photo: Thomas Widerberg

Welcome to Statoil

Statoil ASA is an integrated oil and gas company with more than 16 000 employees pursuing operations in 25 countries. On the basis of reserves and production, we are an important player internationally and a leading retailer of petrol and oil products in Scandinavia, Ireland, Poland and the Baltic states. Every day we help to meet the energy needs of millions of people in many countries.

Production of oil and natural gas on the Norwegian continental shelf (NCS) is the backbone of our business. But for more than a decade we have increased our activities in other countries and built up considerable petroleum reserves amid stiff international competition. Competition is just as tough on the NCS, where we no longer receive preferential treatment by the authorities.

In 2001, Statoil was partially privatised and now has more than 60 000 new owners. Our commitment to the shareholders is to generate a good return on their investments through a sound, proactive business performance, with strict demands set on our operations. This applies to our ethical platform, social responsibility, safety work and our contribution to sustainable development through active environmental efforts.

This annual report for 2001 tells of the results we have delivered and the ambitions we have for the future.

Review of 2001




GULLFAKS

Statoil strengthened its position considerably on the NCS through the acquisition of 15 per cent of the state's direct financial interest (SDFI). The group's stake in the Gullfaks field increased by 41 per cent to 61 per cent.



In 2001, Statoil entered into an agreement to supply BP with 1.6 billion cubic metres of gas over 15 years. It is the first major contract for gas from Norway to the UK since the Frigg field agreements of 1977. Deliveries started on 1 October.


STATOIL

The decision to build a new desulphurisation plant at the group's Mongstad refinery means that Statoil will be able to supply petrol with virtually no sulphur from 2003. Petrol from Mongstad will meet coming European Union requirements.

Listed in Oslo and New York

At 10.00 on Monday 18 June, trading in the Statoil share began at the Oslo Stock Exchange. Five and a half hours later, trading started on the New York Stock Exchange.

Chief executive Olav Fjell triggered the start of a new era for Statoil when he pressed the "Enter" button to reveal developments in the share price on a big screen. Guests and the press from Norway and abroad were gathered at the Oslo Stock Exchange for the occasion.

A new epoch had begun. One day a wholly state-owned group, not for sale. The next day shares for NOK 5.2 billion were traded in Oslo, and Statoil was valued at NOK 151 billion based on a share price of NOK 69 when the exchange closed. That price was identical to the introductory price.

During its first six months on the Oslo Stock Exchange, the Statoil share accounted for almost 15 per cent of the exchange's turnover. The Norwegian state is majority shareholder. That means that 81.8 per cent of the shares are not for sale. The remaining 18.2 per cent still represents the largest group of owners behind any company quoted on the Oslo Stock Exchange. Since the June listing, the number of shareholders has risen slightly to above 64 500.

7 800 employees bought shares – A total of 7 300 employees in Statoil's parent company acquired shares during the subscription period in the first half of June. This constitutes 60 per cent of the workforce. It is positive for Statoil that so many of its employees chose to become shareholders. "This is an important element in building a corporate culture," says executive vice president and chief financial officer, Inge K Hansen.

In November, personnel in wholly-owned subsidiaries in several other countries were given the chance to buy shares. The response was lower than in June – 500 employees, or 15 per cent of those who received the offer bought shares.

A new era began for Statoil on 18 June 2001, when chief executive Olav Fjell opened trading in Statoil shares at the Oslo Stock Exchange.

Successful listing with tight deadlines – It took only seven and a half weeks from the Storting's (parliament) decision on 26 April to partially privatise Statoil, until the group was listed in Oslo and New York. Practical preparations were made before the resolution was passed – in particular the extensive information material which was to be made available to analysts and investors.

But a lot of work had to wait until the political resolution was actually passed. So the 54 days between the resolution and the listing were quite hectic. Despite some expressed doubt that it could be done, the preparations were carried out on time.

Information and advertising campaigns were designed and launched. Statoil' s corporate management split into three teams which in the space of a few weeks were in contact with 570 different institutions in the USA and Europe. The teams met 163 individual investors and held 24 major meetings. These efforts paid off. When the subscription period closed three days before trading started, the demand for shares was four times the number offered for sale. Statoil's partial privatisation was one of the major listings in Europe in 2001, with proceeds from shares sold of NOK 26.4 billion.



In late August, the production ship *Petrojarl 1* started producing on the Glitne field in the North Sea's Sleipner area. That was less than 11 months after the authorities approved the plans. Daily production is 40 000 barrels.



In September, the plan for development and operation of Snøhvit was submitted to the Norwegian authorities. Snøhvit is northern Norway's biggest industrial project and Europe's first export facility for LNG. Statoil is operator with a 22.29 per cent stake.



The Girassol field off Angola came on stream in December. Statoil's first oil production in Africa is thereby underway. Planned plateau production is 200 000 barrels per day. The group has a 13.33 per cent share in the field.



Olav Fjell

The chief executive: A new era

We have behind us one of the most important – and best – years in Statoil's history.

Following the acquisition of shares from the state's direct financial interest (SDFI) on the Norwegian continental shelf (NCS), we have increased our oil and gas reserves by more than 50 per cent, and have become a company with a daily production of about one million barrels of oil equivalent.

Statoil has a new ownership structure. A successful stock exchange listing resulted in 63 000 new shareholders, including 7 800 of the group's own employees.

The financial results are good. We have improved efficiency in all the areas where we operate. We have reached the objectives we set in 1999 and have thereby improved our profitability as well as our competitive position.

After a number of years of stagnation in our safety results, we now see an improvement. There is a greater interest in improving safety. Through systematic efforts we are building a safety culture which will be just as good at all of our plants and installations as it was at our Tjeldbergodden methanol plant in 2001, when it received the chief executive's prize for health, safety and the environment.

Our goal is that safety will be better this year, even better next year – and so forth every year after that.

We are committed to contributing to sustainable development. We will create value for the group's owners, its employees and society in general. Our workplaces will provide opportunities for development for individual employees. Through environmental management we will avoid any harmful impacts on the sea, the air and the ground. In the Snøhvit project, consideration of the environment and fishing interests has been an integral part of the planning, since the development will take place in the vulnerable Barents Sea region. Of the gas we are to produce each year, 800 000 tonnes of carbon dioxide will be removed and conveyed back to the field for injection in the sub-surface.

We will deliver a competitive return so that we gain the confidence of our owners and thereby a basis for making new investments. Profits are also important if we are to contribute to the development of the communities of which we are an integrated part. Later this year, Statoil will publish its first separate review of the group's contribution to sustainable development.

Over the last three years, we have improved our profitability but we intend to become even better. We will achieve a return on capital employed of 12 per cent with an oil price of USD 16 per barrel. This will require a continued strong focus on efficient operations throughout the organisation.

We will also replace our production with new reserves. Historically speaking, Statoil has expanded its reserve basis even when its output has increased. This is no longer the case. Following the acquisition of SDFI interests, output has risen so sharply that the group's production now exceeds reserve replacement. We are therefore stepping up efforts to prove new reserves on the NCS and internationally. At the same time we will mature the finds we have already made, so that they may be booked as reserves.

During the past year we have brought several new and significant fields to a development decision. The most important are the Kristin field in the Norwegian Sea and the Snøhvit field in the Barents Sea. These projects will contribute to the group's long-term growth and development. We have also decided to invest in major development projects in Angola and Azerbaijan.

We enjoy a strong position in the European gas market, which is undergoing change and growth. We will be a flexible supplier, with long-term contracts as well as involvement in the new short-term market in continental Europe. The UK market is particularly interesting because its import demand will grow in the years to come. Gas from the Snøhvit field will help us gain a footing in the rapidly expanding LNG market and will extend the market for Norwegian gas to the USA and southern Europe. In time we will also gain access to gas outside the NCS which will enable us to develop our international gas involvement.

Statoil was established in 1972 as an instrument to develop Norway's oil and gas industry. At that time nobody realised that the NCS was to become one of the world's leading oil and gas provinces, or that Statoil, as operator, would play a key role in developing the resources. That role as instrument was over some time ago. The changes to the ownership structure were therefore a natural step to strengthen our ability and our chance to exploit the many business opportunities we have in a national, and increasingly international perspective.

Statoil's employees deserve a lot of thanks for their efforts, drive and creativity. Through their systematic work they have created a competitive Norwegian oil and gas group with a high level of expertise and technological insight.

We are proud of our history but we are also eager to develop the group further. We have:

- major opportunities on the NCS
- access to quality fields internationally
- a strong position in the European gas market
- a large and loyal group of customers in the end-user markets.

This annual report describes what we do. It demonstrates that we have the financial strength and expertise that are necessary for our success.

We will deliver what we have promised our owners – profitability and growth, based on our fundamental values.



Directors' report

Introduction – The Statoil group's net income in 2001 came to NOK 17.2 billion, an increase of NOK 1.1 billion from 2000. Income before financial items, tax and minority interests totalled 56.2 billion in 2001 as against NOK 60 billion the year before. Total revenues were NOK 236.3 billion, an increase of almost NOK 6 billion from 2000. The return on capital employed was 19.9 per cent, as against 18.7 per cent in 2000. Net income per ordinary share was NOK 8.31 in 2001 as against NOK 8.18 the year before. Adjusted for special items, the return on capital employed came to 17.6 per cent, while net income per ordinary share was NOK 7.32.

The board is satisfied with these results which show that the group is on the right track in relation to the targets set for 2004.

The good results can primarily be attributed to positive developments in oil and gas production. Gas prices have also been considerably higher than in 2000. However, lower oil prices and refining margins have weakened the result compared with the year before. A write-down in the LL 652 oil field in Venezuela amounted to NOK 2 billion (NOK 1.4 billion after tax). Net income includes an after-tax gain of NOK 3.5 billion related to the sale of interests on the Norwegian continental shelf, shares in the Kashagan oil field in Kazakhstan and operations in Vietnam.

Statoil's oil and gas production increased in 2001 by 4 000 barrels of oil equivalent (boe) per day to 1 007 000 boe per day. At the end of 2001, Statoil's proven reserves of oil, NGL and gas totalled 4 277 million boe. This is 40 million boe lower than the year before. The reserve replacement rate was 89 per cent as against 47 per cent in 2000. The average replacement rate for the last three years is 68 per cent. The board wants to prioritise efforts to improve the company's reserve replacement rate by bringing proven finds to maturity and increasing exploration activities. The group's target is that new reserves will exceed oil and gas production in 2004.

Work on change, restructuring and cost cuts is considered by the board to be of key significance. Operating, selling and administration expenses and exploration expenses have been reduced by NOK 1.4 billion compared with 2000. The group has therefore met its cost target which was set in 1999.

Finding and development costs for the group came to USD 4.6 per boe in 2001, as against USD 11.8 per boe in 2000. Over the last three years, finding and development costs averaged USD 9.1 per boe. Production costs per boe declined from USD 3.1 in 2000 to USD 2.9.

Good results for health, safety and the environment are crucial to the group's value creation and position. Unfortunately, two fatal accidents were suffered by contractors working for Statoil in 2001. However the board is pleased to note that efforts to improve the safety level in the group has yielded results in the form of fewer serious incidents and fewer injuries.

2001 was an eventful year for the group. Decisions were made which will strengthen the group's opportunities for development, in both the short and the long term.

- The Storting's (parliament) resolution on the stock exchange listing of Statoil and the acquisition of around 15 per cent of the state's direct financial interest (SDFI), has enhanced the group's competitiveness and its ability to implement its strategy.
- Statoil will continue to market all oil and gas on behalf of the state. This gives the group a strong position in the global oil market and in the European gas market.
- Statoil has decided to invest in several major projects on the Norwegian continental shelf (NCS) and internationally, which will have significance for the group's long-term development. The Snøhvit project in the Barents Sea, through which Statoil will become a player in the LNG market, is particularly important.

Statoil's listing on the Oslo and New York Stock Exchanges was successful and took place at a time when the oil sector markets were relatively stable. The Statoil share was well received. Worldwide, 394 417 002 shares were sold, of which 188 700 000 were traded in connection with the Statoil share issue and 205 717 002 were sold by the Norwegian state.

In connection with the listing, the group has established clear objectives for profitability and production growth up to 2004. The board gives priority to ensuring that these targets are met.

Developments in Statoil's principal markets – The global economy was unsettled in 2001, with stagnation in all parts of the world. The terror actions of 11 September aggravated a sense of pessimism, particularly in the USA. The economic downturn had considerable consequences for energy demand.

Growth in the global oil market was considerably weaker in 2001 than the year before. The average price for Brent Blend reference crude fell by 14 per cent, from USD 28.5 (NOK 251) to USD 24.4 (NOK 219) per barrel. Along with the Opec countries and several other non-Opec nations, the Norwegian authorities decided in December

Amanda Martin is a gas trader at Statoil's office in London. Statoil sells gas to major industrial customers in the UK market. The London office takes part in the group's global crude oil trading which is also carried out in Stavanger, Singapore and Stamford, Connecticut.



Ole Lund
styreformann
Ole Lund

to cut production in order to prevent a major decline in oil prices. This decision will have negative consequences for Statoil's production trend on the NCS in 2002.

Demand for gas in western Europe continues to rise. There is a growing market for short-term gas sales. Statoil's average gas price in 2001 was NOK 1.22 per standard cubic metre, an increase of just over 20 per cent compared with the year before. The close connection between oil and gas prices means that gas prices in 2002 are expected to be lower than in 2001.

Refining margins in Europe fell heavily, especially during the last six months. The average refining margin (fluid catalytic cracker margin) fell by 29 per cent during the year, which corresponds to USD 1.5 per barrel. This has weakened the results for Statoil's refinery operations at Mongstad and Kalundborg. The average methanol price was eight per cent higher in 2001 than the year before, but the price was considerably weakened in the fourth quarter.

The petrochemicals sector was also strongly affected by developments in the global economy. Margins declined by an average of 18 per cent as a result of reduced demand.

Statoil's board expects the margins for refining, methanol and petrochemicals to be weak for some time to come.

Exploration & Production Norway – Income before financial items, tax and minority interests totalled NOK 40.7 billion. Adjusted for special items associated with the sale of interests on the NCS, the result was NOK 39.3 billion as against NOK 46.7 billion in 2000. This decline primarily reflects lower oil prices, higher exploration costs and increased depreciation as a result of new fields coming on stream.

The board is pleased to note that operating expenses have been reduced and that production regularity has been further strengthened.

Statoil's oil and gas output from the NCS averaged 940 000 boe per day in 2001, an increase of 4 000 boe per day compared with 2000. A number of new fields came on stream in 2001 – Snorre North, Glitne, the Gullfaks satellites and Huldra, while production ceased on the Yme field. The board is particularly pleased that Glitne came on stream less than a year after the authorities' approval.

The Åsgard B platform resumed production at the beginning of January 2002 following a shutdown since August 2001 due to repairs.

The Storting passed a resolution to establish Petoro ASA to take over Statoil's responsibility for the state's direct financial interest (SDFI) on the NCS. The board hopes that Statoil will develop good relations with Petoro.

International Exploration & Production – Income before financial items, tax and minority interests totalled NOK 1.3 billion in 2001, as against NOK 800 million the year before. This improvement primarily reflects gains on the sale of interests in the Kashagan field and the group's Vietnam operations, while the value of the LL 652 field in Venezuela was written down due to considerably weaker production growth than had been expected.

International operations – and production – are still limited in comparison with the NCS. In 2001, production averaged 67 000 boe per day, the same as the year before. Output will however rise considerably over the coming years, as development projects are completed.

The Girassol field, which is Statoil's first field in Angola, came on stream on 4 December 2001.

The Sincor field in Venezuela will also make an important contribution to Statoil's long-term growth and profitability. Early production of heavy crude has been underway for some time, but Sincor's upgrading plant is due to come on stream in the first quarter of 2002. This plant will convert heavy crude to a light low-sulphur crude and production will increase. New technology has made it possible to recover heavy crude from the Orinoco basin in an environmentally justifiable manner.



Lill Heidi Bakkerud



Marit Bakke



Stein Bredal

Statoil has access to a number of quality fields internationally. It has been decided to develop Angola's Kizomba A oil field, phase 1 of the Azeri-Chirag-Gunashli field in the Caspian and the Corrib field off Ireland.

The group is stepping up efforts on the exploration side and a new business cluster has been established with the key priority of gaining access to new acreage.

The board puts great emphasis on strengthening international upstream activities in order to create a better balance in the group's portfolio. International exploration is being extended. The development of new business opportunities in existing core areas and in resource-rich countries such as Iran, Brazil, Mexico and Russia will receive substantial attention.

Natural Gas – Income before financial items, tax and minority interests totalled NOK 9.6 billion in 2001, as against NOK 7.9 billion the year before. Statoil's gas sales increased by 600 million cubic metres to 14.7 billion cubic metres. The average gas price was some 20 per cent higher than the year before and is the main reason for the improved result.

New gas deliveries from the Halten Bank in the Norwegian Sea to Kårstø north of Stavanger, also contributed to the increased income in 2001.

Statoil's share in the Statpipe system was reduced from 58.25 per cent to 25 per cent following the SDFI transaction. This has reduced the group's income from Statpipe.

Statoil is responsible for the sale of its equity gas as well as the SDFI' s gas resources on the NCS. This means that the group markets about two-thirds of the total Norwegian gas output. The bulk of production is sold under long-term sales contracts with buyers in continental Europe. On the basis of Statoil's reserves and market position, relations and expertise, the board will focus on the group's actively exploiting the opportunities represented by the expanding European market. In October 2001, deliveries of gas to Italy started.

The British market will become increasingly important over the coming years. A long-term contract for gas deliveries to the UK was signed with BP in 2001. An agreement was also formed with the Polish Oil and Gas Company. Important clarifications need to be made before this agreement can be finalised. Statoil has also signed contracts for the supply of liquefied natural gas from the Snøhvit field from 2006.

During the past year, Statoil has also used the market for short-term sales. Along with Ruhrgas and BEB, the group is currently considering establishing a new hub for gas sales on shorter contracts in the Emden/Bunde region of Germany.

The board puts great emphasis on meeting the group's contractual obligations in relation to its gas customers. Although the shutdown of the Åsgard B platform led to a stoppage in gas production from the field, the group has been able to deliver the contracted volumes by exploiting the integral flexibility of the Norwegian gas system.

Renegotiations are a normal part of the gas contracts. The first renegotiations began in October 2001.

In the summer of 2001, the European Commission submitted a Statement of Objections to Statoil and the other gas producers on the NCS. It is the view of the board that there is no basis for the demands presented by the commission. The Norwegian authorities and Statoil have informed the commission that Norwegian gas sales have taken place in accordance with the political decisions taken by the Storting (parliament). The commission's final conclusion is expected in the course of 2002.

Statoil, as operator, has developed an extensive transport system from the NCS to the markets in Europe. The Storting has resolved to establish a new transport company, Gassco, for gas from the NCS. Gassco will not own pipelines or land-based facilities, but will have overall responsibility for operating the system. Statoil will carry out technical operating duties by agreement with the new transport company.



Kirsti Koch Christensen



Jérôme M Contamine



Finn A Hvistendahl

Marketing & Manufacturing – Income before financial items, tax and minority interests totalled NOK 4.5 billion in 2001, which is NOK 79 million lower than the year before.

The results for oil trading in particular show a substantial improvement. Statoil sold an average of 2.2 million barrels of oil per day in 2001. This represents the group's own production, oil sold on behalf of the SDFI and third-party crude.

Statoil's refining results for 2001 are satisfactory once again, although they are slightly weaker than the year before as a result of lower margins. Refinery utilisation has been good and the improvement programmes at Mongstad and Kalundborg have helped the refineries to improve their competitive position.

Retailing also had better results in 2001 compared with the previous year. This is due to a combination of improved margins and cost cuts. At 31 December, Statoil had 21 new automated petrol stations in operation under the 1-2-3 brand. The development of the new service station network will strengthen the group's competitiveness and help to maintain its market share.

Methanol operations had the best results since the Tjeldbergodden plant came on stream in 1997, but margins fell towards the end of the year. Production has been high and stable.

The result for the Borealis petrochemicals group was slightly negative in 2001, NOK 400 million lower than in 2000. The main reason for the weak result is low margins for petrochemicals throughout the year, along with operative difficulties at Stenungsund. Three new petrochemical plants have been built in Abu Dhabi. They were built by the Bourouge company, owned by Borealis (40 per cent) and the Abu Dhabi National Oil Company. Products from the new petrochemical plants will be marketed primarily in Asia.

The Navion shipping company also had a good financial result in 2001, although it was slightly weaker compared with 2000. This is primarily due to reduced rates for conventional shipping. The result for offshore loading is satisfactory, but capacity utilisation for the shuttle tanker fleet was slightly lower towards the end of the year.

The Marketing & Manufacturing business area is responsible for assisting the development of a market for gas in Norway. The board is concerned that Statoil should work actively to find solutions which may increase gas utilisation in Norway, while still meeting the group's required rate of return.

Restructuring the portfolio – In 1999, the board set a target to reduce the group's total capital employed by 20-25 per cent by the end of 2001. Restructuring in 2001 led to a reduction of NOK 4.7 billion. Total reduction in capital employed amounts to NOK 17.8 billion, equivalent to 20.5 per cent. The board is satisfied that its target has been reached.

In 2001 the group realised a non-taxable gain of NOK 1.4 billion related to the sale of the Jotun, Grane and Njord fields and a 12 per cent interest in the Snøhvit field.

Statoil sold its 15 per cent interest in the Malaysian Refining Company to the other two shareholders, Petronas and Conoco Asia. The accounting effects of the sale were insignificant.

The group sold its 4.76 per cent share in Kazakhstan's Kashagan field, earning a gain before tax of NOK 1.6 billion.

All of the group's operations in Vietnam have been sold, realising a gain before tax of NOK 1.3 billion.

As part of restructuring Statoil's ownership of Navion, Statoil acquired the Rasmussen group's 20 per cent stake in the shipping company. All unresolved issues between the Rasmussen group, Navion and Statoil have been resolved through this deal, which took effect on 1 October 2001. The Berge Hugin and Navion Munin production ships were sold to Bluewater. The board aims to conclude the work of restructuring Navion in the course of 2002.



Ellen Stensrud



Ingvar M Sviggum



Knut Åm

Health, safety and the environment – Statoil stepped up efforts in 2001 to prevent harm to people and the environment. After several years of stagnation, safety results improved substantially. The board would emphasise that safety efforts in the group will continue to receive high priority, with the aim of improving results further.

The two fatalities suffered by contractors working for Statoil and Navion have been investigated thoroughly and measures have been implemented to help prevent such accidents occurring in future.

The board is satisfied to note that the number of recordable injuries has been reduced. Calculated per million working hours, the total recordable injury frequency declined from 10.1 in 2000 to 6.7 in 2001. The number of lost-time injuries per million working hours has risen slightly, to 3.1 in 2001, compared with 2.7 in 2000. Sickness absence remains low, reduced further from 3.5 per cent in 2000 to 3.4 per cent in 2001.

The number of serious incidents with a high loss potential has also declined, from 4.3 to 4.1. The board will keep a close eye on developments. Work to strengthen the group's safety culture and the role of managers is very significant. The Working Together for Safety project with other companies on the NCS, trade unions and the Norwegian Petroleum Directorate is an important measure.

One of the group's key initiatives in 2001 was a comprehensive review of the technical safety condition at all facilities offshore and on land. A certain need for improvement measures has been identified, but safety levels in general were found to be satisfactory.

Statoil has taken measures for several years to limit carbon dioxide emissions from its operations. Large volumes of this greenhouse gas are removed and injected at Sleipner. High priority is being given to environmental measures in the Snøhvit project. Carbon dioxide will be removed from the gas produced, returned to the field in a separate pipeline and injected underground.

The board is positive to the introduction of a system for emission trading with greenhouse gases in Norway, but would underline the importance of rules that do not place Norwegian industry at a competitive disadvantage compared with industry in other countries.

The board is pleased that the working environment survey for 2001 confirms that there is a good work environment in the group. Results show progress compared with 2000 for working environment conditions, motivation and job satisfaction.

Further details about health, safety and the environment are provided in the review of Statoil's operations.

Financial developments for the group – Total revenues for Statoil in 2001 came to NOK 236 billion, an increase of nearly NOK 6 billion from the year before.

Income before financial items, tax and minority interests totalled 56.2 billion in 2001 as against NOK 60 billion in 2000. Net income in 2001 came to NOK 17.2 billion, compared with NOK 16.2 billion in 2000.

Cash flow provided by operating activities was NOK 39.2 billion in 2001, compared with NOK 56.8 billion in 2000. This decline is due principally to changes in taxation associated with the SDFI transaction, and lower oil prices. Cash flows used in investing activities amounted to NOK 12.8 billion as against NOK 16 billion in 2000.

The group's gross interest-bearing debt at 31 December 2001 was NOK 41.8 billion, an increase of NOK 4.8 billion from a year earlier. The group's debt-equity ratio, defined as net interest-bearing debt in relation to capital employed, was 39 per cent at 31 December. The board considers this to be satisfactory.

The group had NOK 6.5 billion in bank deposits and other liquid assets at 31 December. Overall interest-bearing debt is denominated in US dollars. The average maturity of the group's long-term loans was roughly 12 years.

Interest charges in 2001 averaged 5.2 per cent as against 6.2 per cent the year before.

At 31 December, Statoil managed a portfolio of about NOK 20 billion in bonds, certificates and shares. Fund management by the group relates to assets in Statoil Forsikring (insurance), the group's liquidity reserves and Statoil's pension funds. The pension funds are not consolidated in the accounts. The average return on these assets in 2001 was one per cent.

As of 2001, the group's financial reporting is in accordance with the US generally accepted accounting principles (USGAAP) as well as the Norwegian generally accepted accounting principles (NGAAP). USGAAP acts as a standard for international oil companies. Note 25 in the NGAAP accounts explains the differences between the two sets of accounts.

As required by section 3-3 of the Norwegian Accounting Act, the board confirms that the going concern assumption has been fulfilled. The annual accounts for 2001 have been prepared on that basis.

In connection with the stock exchange listing, the name of the parent company has been changed from Den norske stats oljeselskap a.s to Statoil ASA.

Net income for the Statoil ASA parent company according to NGAAP came to NOK 13.6 billion.

The board proposes that the annual general meeting allocates a dividend of NOK 2.85 per share. The amount of the dividend comprises 40 per cent of the USGAAP result adjusted for profit on disposals and write-downs. The size of the dividend complies with the group's dividend policy.

The board proposes the following allocation of net income in the parent company, Statoil ASA (in NOK million):

Dividend	6 169
Retained earnings	7 437
Total allocated	13 606

The company's distributable equity amounts to NOK 20 410 million.

Further developments for the group – Over the past three years, Statoil has carried out a demanding restructuring and improvement process which has enhanced the group's cost-effectiveness. The new ownership structure has also served to strengthen the group. Profitability and the financial position are good and give the group freedom of action.

The board will continue the strategic main direction of the flotation project in 2001 and will attach great weight to the group's achieving the targets set for 2004 which were communicated in connection with the flotation,

- 12 per cent return on capital employed with an oil price of USD 16
- increase in oil and gas production to 1 120 000 boe per day.

The board has sanctioned projects which will help the group reach its objectives for production growth. Great emphasis is being put on further reductions in the group's finding and development costs and production costs.

The group will exploit its strong commercial position on the NCS to increase value creation. Work on further development of the group's core areas will continue. At the end of 2002, Statoil will take over three operatorships in the Tampen cluster from Norsk Hydro. The group will implement new major and demanding development projects such as the Norwegian Sea's Kristin field and the Snøhvit field in the Barents Sea. This will contribute to the group's long-term development and strengthen its position in the international gas markets. Access to new exploration assignments in the 17th offshore licensing round will receive high priority. Operations on the NCS will continue to be very important for the group's earnings.

International upstream operations represent an extension of the group's position and expertise, and will be crucial to its ability to grow in the longer term. Significant finds are under development in Angola and the Caspian. The group is working to develop new commercial opportunities in its existing core areas and in countries such as Iran, Russia, Mexico and Brazil.

Continuing to develop Statoil as a gas company is a key element in the group's strategy. As a major gas supplier to Europe, Statoil has a good foundation for developing a larger involvement in European gas operations. The return on existing contracts must be maximised at the same time as markets are developed for new gas sales.

Statoil has a good foundation in the Marketing & Manufacturing business area for increased value creation by exploiting its brand, its customer base and opportunities for synergies between upstream and downstream operations. Expansion of the service station network in Poland and the Baltic states is continuing at full strength.

In the board's view, the improvement measures and partial privatisation have strengthened Statoil as a robust, profitable company. The board is anxious to secure the best possible return for the shareholders and will therefore keep a strong focus on efforts to increase efficiency and will maintain strict capital discipline.

Stavanger, 18 February 2002
The board of directors of Statoil ASA

Shares and shareholder matters

Statoil's fundamental objective is to give its shareholders a competitive return on their share capital over time, so that investing in Statoil becomes an attractive option. Returns will be realised by a combination of rising share price and dividends. Through profitability and growth, Statoil will create value for shareholders, employees and society at large.

Statoil's management will take active steps to develop the group further, making major requirements as regards profitability, economic strength and financial flexibility. The group's assets will be managed with the constant aim of promoting transparency.

Information – Statoil puts great emphasis on keeping the stock market closely informed about developments in the group's results, the future prospects in the markets where Statoil operates and other relevant issues. The aim is to ensure that the stock market always has correct and comprehensive information about Statoil, to provide the basis for a correct valuation of the group.

Statoil works according to the principle that all information which is relevant to its market valuation must be provided to all market players at the same time. Quarterly and annual results are presented at press conferences, sent to stock market analysts and published on www.statoil.com.

Information which is of significance to the group's valuation will also be distributed on Statoil's home pages, via the Oslo Stock Exchange or through presentations, speeches and conferences published simultaneously through electronic channels.

Contact with the stock market is handled by the group's investor relations function.

Ownership matters – Statoil is quoted by the ticker symbol STL on the Oslo Stock Exchange and STO on the New York Stock Exchange. There is only one class of shares and they may be freely traded. As at March 2002, Statoil has about 65 000 shareholders. Of these, 7 800 are employees of the group. The Norwegian state is majority shareholder, owning 81.8 per cent of the share capital.

In the period from Statoil's listing on 18 June 2001 and up to the end of the year, 608 million Statoil shares, with a total value of NOK 37.4 billion, were traded on the Oslo Stock Exchange. This gave an average daily turnover of NOK 275 million.

Main shareholders		
1	81.8%	THE NORWEGIAN STATE
2	1.68%	STATE STREET BANK & TRUST CO*
3	1.68%	JPMORGAN CHASE BANK*
4	0.75%	BOSTON SAFE DEP & TRUST*
5	0.70%	BANK OF NEW YORK*
6	0.65%	FIDELITY FUNDS
7	0.63%	DEUTSCHE BANK AG
8	0.51%	FOLKETRYGDFONDET
9	0.47%	JP MORGAN CHASE BANK*
10	0.45%	BANKERS TRUST COMPANY*
11	0.34%	THE NORTHERN TRUST CO*
12	0.32%	THE NORTHERN TRUST CO*
13	0.32%	MORGAN STANLEY & CO*
14	0.31%	VITAL FORSIKRING ASA
15	0.29%	EUROCLEAR BANK S.A.*
16	0.24%	GJENSIDIGE NOR SPAREFORSIKRING
17	0.23%	DRESDNER BANK AG*
18	0.21%	JP MORGAN CHASE BANK*
19	0.17%	SKANDINAVISKA ENSKILDA BANKEN
20	0.17%	SALOMON BROTHERS INTERNATIONAL LTD
*Client accounts or similar		

SHAREHOLDERS BY GEOGRAPHICAL AREA
Excluding the Norwegian state's interest of 81.8%


5.0%
8.0%
24.4%
11.4%
22.1%
29.1%
Norway
UK
USA
Rest of Europe
Benelux
Rest of world

SHARE PRICE OSLO STOCK EXCHANGE


NOK
80
70
60
50
40
30
20
10
0
June
July
August
September
October
November
December



Statoil through the year

New growth and new challenges – Statoil's activities in 2001 were characterised by a good operating performance, with high regularity, rising production, measures to improve efficiency and new development assignments.

All four business areas made a positive contribution to the group's net income of NOK 17.2 billion. While the average oil price declined by 14 per cent from the year before to USD 24.4 per barrel, the average price obtained for gas rose by 23 per cent to NOK 1.22 per cubic metre. The oil market is under pressure and affected by uncertainty, while the European gas market has been growing steadily. That was confirmed in 2001 with new long-term contracts concluded by Statoil for gas deliveries to the UK and Poland.

The review of operations on the following pages reveals a group with extensive and growing activities. Statoil operates 10 fields on the NCS, and is responsible for four new projects at the planning and development stages. It brought three fields on stream as operator in 2001, and is a licensee in three partner-operated fields which also began producing during the year.

Production outside Norway is expanding, and will rise by about 25 per cent during 2002. Statoil's first African output has begun flowing, and the group is involved in three field developments which were all agreed in 2001.

With total daily production exceeding a million barrels of oil equivalent and rising, securing additional oil and gas reserves to replace current output will be a major challenge.

Oil products and natural gas will continue to be needed in the long term, but restrictions on discharges to the sea and emissions to the air are constantly being tightened. Statoil will use its technological know-how to ensure that it ranks among the world's most environmentally-effective producers and transporters of oil and gas. The group established a separate business unit in 2001 to develop technology and business opportunities relating to the removal and utilisation of carbon dioxide, as well as future hydrogen-based energy solutions. Statoil is also investing in projects covered by the World Bank's carbon fund, which aims to secure reductions in greenhouse gas emissions.

Mechanic Håkon J Sundfjord (left) and Eiel Sundve, former platform manager on Troll A, stand at the base of one of the concrete columns, 300 metres below sea level. The gigantic Troll platform is the guarantor for Statoil's gas deliveries. In 2001, it supplied as much as 48 per cent of Statoil's natural gas output.



The Huldra gas and condensate field came on stream in November. Huldra is a wellhead platform without a crew and it is remotely controlled from the Veslefrikk field 16 kilometres away. The picture shows the 4 275-tonne topsides being lifted into place on 25 March.



The Åsgard B gas platform was shut down from mid-August until the New Year while repairs were made to welds on seabed flowlines. The platform's gas export system was also upgraded during this period.

Total oil and gas production for Statoil in 2001 averaged 1 007 000 barrels of oil equivalent per day, an increase of 4 000 barrels from the year before. The group's ambition is to increase its oil and gas output to 1 120 000 barrels of oil per day in 2004. All the requirements for reaching that production target are in place.

The group's oil and gas reserves totalled 4 277 million barrels of oil equivalent at 31 December 2001. That represents a reduction over the year of 40 million barrels, or 0.9 per cent. Statoil invested NOK 17.4 billion in 2001, down by NOK 1.3 billion from the year before.

Income before financial items (NOK bn)	2001	2000
Exploration & Production Norway	40.7	46.7
International Exploration & Production	1.3	0.8
Natural Gas	9.6	7.9
Manufacturing & Marketing	4.5	4.6

Operating developments	2001	2000
Reserve replacement rate (1)	0.68	0.86
Finding and development costs (USD/boe) (2)	9.11	8.21
Production cost (USD/boe) (3)	2.92	3.08

(1) Additions to proved reserves including acquisitions and disposals, divided by volumes produced. 3-year average.
(2) Total exploration activities, investments in field installations. 3-year average.
(3) Production costs for fields and transport systems.

Exploration & Production Norway

Production of entitlement oil on the NCS averaged 697 000 barrels per day, while average daily gas output came to 39.1 million cubic metres. The corresponding figures in 2000 were 676 000 barrels and 38.6 million cubic metres. Overall Norwegian oil and gas production rose from an average of 919 000 barrels of oil equivalent per day in 2000 to 943 000 barrels.

Remaining oil and gas reserves at 31 December totalled 3 664 million barrels of oil equivalent, a reduction of 3.2 per cent.

An agreement was concluded in May with the Ministry of Petroleum and Energy on the acquisition of assets directly owned by the state in 84 production licences on the NCS.

Oil and gas production – Norwegian continental shelf
(1 000 barrels of oil equivalent/day)

Field	2001	Statoil's share
Statfjord	101.9	44.34%
Statfjord East	11.6	25.05%
Statfjord North	11.4	21.88%
Gullfaks	158.6	61.00%
Troll Gas	84.8	20.81%
Heidrun	25.3	12.43%
Norne	54.3	25.00%
Sleipner West	77.3	49.50%
Sleipner East	74.4	49.0%
Åsgard	60.5	25.00%
Yme	2.2	65.00%
Veslefrikk	6.7	18.00%
Sygna	10.9	24.73%
Gungne	4.5	52.60%
Glitne	7.6	58.90%
Huldra	0.4	19.66%
Total Statoil operated	692	
Partner operated	248	
Overlifting	3	
Total production	943	

Eighteen exploration wells involving Statoil were completed during the year, including 10 operated by the group. Discoveries were made in 12 of the wells, but their total volume was small – in the order of 125 million barrels of oil equivalent.

Åsgard B – Operation of Statoil's production installations on the NCS was stable with the exception of the Åsgard B gas processing platform. This was shut down on 13 August after a leak had been detected in a weld on the gas flowline to the Åsgard A production ship. Extensive improvements are being made to welds on subsea flowline hubs, and this work will be completed in the summer of 2002.



In December, Statoil took over the new *Stena Don* drilling rig, an important contribution to renewing Statoil's rig fleet. It has a dynamic positioning system and can operate without using anchors. This is of great help when working with seabed installations.



Sissel Moldskred, operations vice president for Yme, accompanied the final oil shipment from the field to the Mongstad refinery on *Navion Saga*. After five years of production, yielding some 50 million barrels of oil, Yme was shut in on 15 April 2001.

Production resumed at a reduced rate on 1 January 2002. Vibrations have also been detected in the gas export system, and capacity restrictions will remain in force until the necessary repairs are made.

Gas customers have not been affected by the shutdown and reduced production on Åsgard B. Utilising the available flexibility in production and transport systems has made it possible to meet contractual commitments to European and British buyers. Not one day was recorded up to 31 December when deliveries fell short of customer requirements, although these were close to the maximum level at times.

Improved recovery – Oil production from Statfjord passed a recovery factor of 60 per cent on 13 April. Efforts are now being made to push this factor to 68 per cent of stock tank oil originally in place. Practical utilisation of its own systematic research commitment is one reason for the high recovery factor being achieved by Statoil on its fields. That applies in particular to the development of four-dimensional seismic, which involves repeating three-dimensional surveys over time. Effective use of seismic data and new methods for sub-surface mapping provide substantial financial gains in the form of reduced drilling costs and improved oil recovery.

Statoil has now developed a new exploration method called seabed logging, based on electromagnetic waves which supplement the acoustic waves used in conventional seismic surveying. This solution makes it easier to identify hydrocarbons, and has already been under testing for some time.

A separate company, Electromagnetic GeoServices, has been established with Statoil as the majority shareholder to sell services relating to seabed logging. The basis for the new technology was laid at the group's research centre in Trondheim.

New production – The Glitne project came on stream in late August after making very rapid progress. Production began less than 11 months after the authorities gave their approval. Gas began flowing from Gullfaks South in October, with the Huldra gas and condensate field coming on stream the following month.

NOK 11 billion was invested by the business area in 2001, a decline of NOK 2 billion from the year before. That reduction primarily reflects a sharp contraction in spending on the Åsgard development by comparison with 2000.

The level of development activity on the NCS is high. Statoil's share of new projects where it is operator or licensee will total NOK 33.1 billion from 2002 to 2004. Most of these projects have been agreed by their licensees and approved by the authorities.

New projects – Snøhvit is Statoil's largest new project, costed at NOK 46 billion. A plan for development and operation (PDO) was approved by the Storting (parliament) in March 2002. Statoil has a 22.29 per cent interest. The field is described in a separate article on pages 22-23.

PDOs for Statoil's Mikkel and Kristin gas and condensate fields in the Halten Bank area of the Norwegian Sea were approved in September and December respectively.

Mikkel will cost NOK 2.4 billion and requires just over NOK 1 billion to be spent on gas treatment facilities at Kårstø. Statoil has a 56.5 per cent interest.

Costed at NOK 17 billion, Kristin ranks as a major development with a floating gas processing platform which will function as a field centre. Statoil's interest is 46.6 per cent. This project also requires an expansion of the Kårstø complex, where the gas will be processed.

Statoil applied in December to develop a facility at Kårstø which will start processing natural gas liquids from Kvitebjørn in 2004.

International Exploration & Production

Statoil's exploration and production operations beyond the NCS had a successful year in 2001, with an improved financial result, new production and new development decisions. Entitlement oil production from the group's


OIL AND GAS
PRODUCTION
1000 boe/day
1 003
1 007
253
256
750
751
2000
2001
Oil
Gas


NORWEGIAN AND
INTERNATIONAL PRODUCTION
1000 boe/day
1 003
1 007
1 120
67
67
936
940
2000
2001
2004
Norwegian
Outside
Norway
Target



The Kristin gas and condensate field on the Halten Bank will be developed with 12 subsea wells tied back to a floating production platform. Due to come on stream in 2005, the Statoil-operated project will cost NOK 17 billion.

international operations averaged 58 000 barrels per day, while the daily average for gas production was 1.2 million cubic metres. Corresponding figures for 2000 were 57 000 barrels and 1.5 million cubic metres. Remaining proved reserves increased by 82 million barrels of oil equivalent, from 530 million to 612 million. International holdings correspond to 14 per cent of total proven reserves.

Expansion in Angola and Azerbaijan – Statoil's first African production began to flow in December from the Girassol field off Angola. The group's 13.33 per cent interest in this development will yield a plateau production of 24 000 barrels per day. TotalFinaElf is the operator. Development of Angola's Kizomba A oil field is under way, with Statoil again holding 13.33 per cent. That will provide just over 30 000 barrels of oil per day when Kizomba A comes on stream in late 2004. ExxonMobil is the operator.

A milestone was passed in August when the partners in the Azeri-Chirag-Gunashli oil field off Azerbaijan agreed the first development phase, which will yield 400 000 barrels per day in addition to 120 000 daily barrels from the early phase. Statoil's interest is 8.56 per cent. Phase I is expected to come on stream in early 2005.

Plus and minus in Venezuela – After roughly a year of testing, the Sincor project in Venezuela began full production in March 2002 when the upgrading plant to convert heavy crude to synthetic sulphur-free crude became operational. Production is set to reach 180 000 barrels per day in 2002. Statoil has a 15 per cent interest.

Forty billion barrels of oil have been proven in the area covered by the Sincor project, and production is expected to continue for 35 years. Investment totals NOK 37 billion, with Statoil's share standing at NOK 5.6 billion.

Production from Venezuela's LL652 oil field in Lake Maracaibo is lower than planned. The most important reason is technical problems with raising reservoir pressure. ChevronTexaco is operator, and Statoil has a 27 per cent interest. The group wrote down the value of the field by NOK 2 billion in 2001.

Oil and gas production – International

(1 000 barrels of oil equivalent/day)

Field	2001	Statoil's share
Lufeng	6.2	75.00%
LL652	2.6	27.00%
Sincor	5.5	15.00%
Alba	13.5	17.00%
Dunlin	3.8	28.76%
Merlin	0.6	2.35%
Schiehallion	5.4	5.88%
Azeri-Chirag-Gunashli	8.8	8.56%
Siri	8.6	40.00%
Stine	3.8	45.71%
Lulita	0.3	18.82%
Girassol	0.5	13.33%
Total oil	59.6	
Jupiter (gas)	7.4	30.00%
Total	67.0	

New fields - production start

Norwegian continental shelf	Statoil's share	Production start
Glitne	58.90%	2001
Gullfaks Satellites II	61.00%	2001
Huldra	19.6%	2001
Snorre II	14.40%	2001
Sigyn	50.00%	2002
Fram West	20.00%	2003
Mikkel	56.52%	2003
Kvitebjørn	50.00%	2004
Kristin	46.60%	2005
Snøhvit	22.29%	2006
Projects outside Norway		
Sincor	15.00%	2001
Girassol	13.33%	2001
Corrib	36.50%	2003
Alba II	17.0%	2003
Kizomba A	13.33%	2004
Azeri-Chiraq-Gunashli phase 1	8.56%	2005



Drilling manager Tore Larsen is ready to open the valves on one of the well clusters for oil production in the Sincor project in Venezuela. Statoil has a 15 per cent interest in Sincor which has reserves for 35 years' production.



Phase 1 in the development of the Azeri-Chirag-Gunashli field in the Caspian has been approved by the project's partners. Investments will be NOK 30 billion and output will be 400 000 barrels per day. Statoil's share is 8.56 per cent.



Statoil has developed new technology based on electromagnetic waves in its search for oil and gas resources below the seabed. The group's research centre in Trondheim has played a key role in developing this method, known as seabed logging.

PROVED RESERVES
Bn boe


4 317
530
12.3%
3 787
87.7%
4 277
612
14.3%
3 665
85.7%
2000
2001
NCS
Outside Norway

Gas off Ireland – Development of the Corrib gas field north-west of Ireland was agreed, with production due to start in late 2003/early 2004. The group has a 36.5 per cent interest, which will entitle it to 3.25 million cubic metres per day from the field.

Investment totalled NOK 5.5 billion as against NOK 5 billion the year before. No major discoveries were made in 2001. The Faroes continental shelf was opened during the year, but Statoil's first well there proved to be dry. Statoil sold its operations in Vietnam and its holding in Kazakhstan's Kashagan field during 2001.

Business development – Systematic efforts are being made in a number of countries to gain access to exploration acreage and operatorships. In that context, Statoil has opened offices in Mexico, Iran, Brazil and Saudi Arabia. The group was awarded interests in two exploration licences in the Santos Basin off Brazil.

Natural Gas

Statoil experienced 2001 as a year of fundamental change for its gas business. Two state-owned management companies were established – Petoro to take care of the state's direct financial interest (SDFI) in petroleum operations, and Gassco to operate gas pipelines and associated receiving terminals. The Norwegian Gas Negotiating Committee (GFU) was also dissolved and replaced with a new system which makes each company responsible for selling its own gas. In sum, these changes transfer decision-making from the authorities to the companies and make Statoil's position as the leading producer and trader of gas from Norwegian fields even clearer. The group will continue to market the state's directly-owned oil and gas volumes, with Petoro responsible for monitoring this arrangement.

Natural Gas improved its financial results. Sales came to 14.7 billion cubic metres of equity gas and 18.9 billion cubic metres of SDFI gas. That amounted to 33.6 billion cubic metres in all, or 64.7 per cent of the 51.9 billion cubic metres in total Norwegian gas sales.

High regularity – Statoil and the SDFI have contracted to deliver more than 53 billion cubic metres at plateau to customers in continental Europe and the UK.

Norwegian gas deliveries achieved a regularity of 99.8 per cent, despite the production shut-down on Åsgard B.

Natural Gas invested NOK 700 million in 2001, primarily in Dublin's Ringsend gas-fired power station and in pipelines. The Vesterled system began operating on 1 October to link Heimdal with Frigg, and thereby tie together the Norwegian and British pipeline systems.

An agreement was concluded with BP during 2001 on supplying 1.6 billion cubic metres of gas annually to the UK for 15 years. Deliveries began on 1 October. The first gas under a contract signed in 1997 with Snam of Italy was delivered on 1 October.

A contract agreed with Polish state oil company POGC covers the supply of 73.5 billion cubic metres of gas annually over 16 years from 2008. Important considerations need to be clarified before this agreement can be finalised.

Statoil has adopted a new gas marketing strategy in the UK, with end-user sales to small customers giving way to a concentration on large industrial buyers. This is expected to create a more robust business in a highly competitive market.



On 1 October new deliveries of natural gas to Italy and the UK started under the contracts with Snam and BP. Supplies to Snam will continue for 25 years while BP will receive gas for 15 years.



NAVION

Shuttle tanker *Navion Norvegia*, 131 000 dwt, is one of 25 ships in Navion's fleet which is purpose-built for offshore loading. The Navion shipping company, which is a wholly-owned subsidiary of Statoil, is a world leader in offshore loading. Navion also has substantial operations in gas transport and conventional tanker markets. Its fleet numbers 60 vessels.

Gas market in growth – Gas consumption in Europe is continuing to increase. While gas accounted for 22 per cent of primary energy consumption among European OECD members in 2000, the International Energy Agency estimates that this share will reach 31 per cent by 2020. Western Europe has increased its gas usage by more than 20 per cent over the past five years. European production and imports of this commodity both rose in 2001.

Pipeline gas remains the main source of supply for Europe, but liquefied natural gas accounts for a growing share of imports under both spot and long-term contracts. Spain has been a major buyer of such volumes, and will take LNG from Snøhvit when that project comes on stream in 2006.

New trends – Liberalisation of the European Union's gas and electricity sectors has altered market conditions considerably. The large companies supplying their own national markets which dominated before the EU gas directive must now amend their strategies in order to maintain market share and strengthen competitiveness. A number of companies which expect to lose market share at home because of the constraints in the directive are seeking to extend into other countries. A series of mergers took place between producers, gas companies and electricity generators in 2001. The EU regulations mean that boundaries between producers, transporters, distributors, sellers and buyers are no longer as clear-cut as they once were.

Legal action was initiated by the European Commission in 2001 against 23 licensees on the NCS, including Statoil, for alleged breaches of the competition rules in the EU/European Economic Area. The commission claims that Norwegian gas sales through the government-appointed GFU break competition rules. This allegation has been rejected by the companies and the Norwegian authorities.

Marketing & Manufacturing

The international crude oil market continued to be characterised by big price fluctuations during 2001, with a barrel of Brent Blend reference crude varying between a high of USD 30.6 and a low of USD 16.5. A similar trend was seen for prices of refined products. Developments have been affected by weaker growth in the world economy, which was further undermined by the terrorist attacks of 11 September. One result was a reduction in Opec's informal price ambitions, leaving the organisation satisfied for the time being with a price of just over USD 20 per barrel for Brent Blend. Late in the year, the Opec nations agreed to cut oil production by a further 1.5 million barrels per day from 1 January 2002 providing non-Opec oil producers also reduced daily output by 500 000 barrels. Norway agreed to cut production by 150 000 barrels per day.

Crude oil sales by Statoil – Statoil sold an average of 2.2 million daily barrels during 2001, with its own production accounting for 30 per cent, sales on behalf of the SDFI 50 per cent and third-party crude 20 per cent. The group's most important oil customers are its own refining operations and major oil companies in Scandinavia, Europe, the USA and Asia. Oil trading yielded a good financial result for Statoil in 2001. In connection with the partial privatisation of the group, the annual general meeting approved an instruction which defines Statoil's caretaker role in marketing the SDFI's crude oil and natural gas liquids. This gives the group a predictable and long-term framework for these sales, while the government meets its share of the costs associated with them. The state has acquired 35 per cent of Statoil's crude oil terminal at Mongstad, an important instrument in achieving the best possible price for Norwegian crude.

Refining – The high refining margins experienced in 2000 persisted during the first part of 2001, but developments were significantly weaker in the second half. Although overall results declined from the year before, they were relatively satisfactory.

A comparison of various refineries carried out by consultant Solomon showed that Mongstad improved its


EXPRESS
STATOIL
Bilvask
Bilutleie
Servicehall

Statoil Detaljhandel Scandinavia, owned 50 per cent by Statoil, has nearly 1 400 service stations. The ICA Express convenience store concept has now been launched at 100 forecourts.


STATOIL

A poll of airlines covering 66 suppliers has ranked Statoil as the best regional marketer of jet fuel, reports international consultant Armbrust Aviation Group. Statoil came fourth on a global basis.



The Scandlines shipping company has signed an agreement with Statoil to buy 40 000 tonnes of low-sulphur oil to fuel ferries running between Denmark and Germany. Statoil supplies about 60 per cent of the shipping market in Denmark with fuel.

competitive position in several areas during 2000. The Kalundborg facility remained one of the most efficient European refineries in its class. This survey is conducted every other year.

A decision was taken to invest in a new desulphurisation plant at Mongstad, which will allow the refinery to meet new EU environmental standards from 2005 for the sulphur content of petrol. Plans call for this facility to begin operation in early 2003.

Statoil's 15 per cent interest in Malaysia's Melaka refinery was sold to the other partners, Conoco and Petronas.

Nordic energy – After several years with weak results, the Nordic energy business cluster showed a significant improvement in 2001. This partly reflected rather higher margins, but was due above all to a sharp reduction in costs.

Electricity sales in Sweden had failed to produce satisfactory results, and this part of the business was sold with effect from 1 January 2002. At the same time, electricity sales to the Norwegian household sector were transferred to the Meganor subsidiary. Sales to large corporate customers will be maintained by Statoil to supplement its oil products.

The group is committed to renewable energy through a solution developed in-house which offers flexible and environment-friendly supplies to buildings. Under this concept, Statoil takes full responsibility for a building's energy requirements. Important elements are heat pumps and renewable energy from wood pellets, which are carbon-dioxide neutral and emit little nitrogen and sulphur oxides. The group produces and sells wood pellets in Norway, Sweden and Denmark, and sold 61 000 tonnes during 2001 as against 30 000 tonnes the year before.

Retailing – Statoil Detaljhandel Skandinavia AS (SDS), owned 50 per cent by Statoil, continued to make progress as a leading market player in 2001. The new ICA Express service concept was extended and is now implemented at a total of 100 Scandinavian service stations. At 31 December, SDS had just under 1 400 forecourts. Automated stations under the 1-2-3 brand have now been introduced to Scandinavia, and 21 of these were in operation at 31 December. That figure included 13 in Scandinavia and eight in the Baltic states.

Operations in Poland and the Baltic states continued to expand, with 10 new forecourts built during 2001. Statoil now has 220 stations in these countries, plus 280 in Ireland and five in the Murmansk area of Russia.

Navion – The *Berge Hugin* and *Navion Munin* production ships were sold to Bluewater. With effect from 1 October, Statoil acquired the 20 per cent stake in Navion held by the Rasmussen group, and thereby became its sole owner. Operations in 2001 were characterised by good rates and high utilisation for the shuttle tankers, while rates for conventional shipping declined somewhat towards the end of the year. However, overall income for Navion in 2001 was very satisfactory.

Methanol – Methanol operations at Tjeldbergodden were again characterised by high regularity during 2001, with good prices in the early part of the year. Although prices declined towards the end of the year, results for 2001 were the best ever achieved in this sector. It has operated for a number of years with very good results for health, safety and the environment, and the plant at Tjeldbergodden won the chief executive's HSE prize for 2001.

Borealis – Petrochemical operations through Statoil's 50 per cent interest in the Borealis group experienced a year of very low prices, reflecting reduced demand following the slowdown in the world economy. That produced a loss for this business in 2001.

The Borouge company owned by Borealis and the Abu Dhabi National Oil Company has built three petrochemical plants in the United Arab Emirates, based on the Borstar technology developed by Borealis. These facilities were completed on time and to budget.

Theme: Snøhvit – Opening doors to the LNG market



This sketch, from an animation of the Snøhvit project, shows a tanker at the Melkøya gas liquefaction plant outside Hammerfest. Four big purpose-built LNG carriers will be required to transport six billion cubic metres of gas exports annually. The liquefaction plant, where the gas is cooled and becomes liquid at −163 °C, is based on technology developed jointly by Statoil and Germany's Linde group.

Snøhvit will be the first project in Europe to be based on the export of liquefied natural gas (LNG). Through Snøhvit, Statoil will become operator in a market which has had enormous growth. As much as 26 per cent of the world's natural gas is exported by special carriers, the volume having increased by 90 per cent over the last 10 years.

The gas will be recovered from the Snøhvit, Albatross and Askeladd fields which lie 140 kilometres off the north Norwegian coast in the Barents Sea, at water-depths of 250-340 metres. Seven subsea templates for 21 producing wells will be installed. Production will be entirely remotely controlled from the gas liquefaction plant at Melkøya outside Hammerfest, in the far north of Norway.

Many years' research, development and practical application enable the untreated wellstream to be piped about 160 kilometres. Statoil started research into multiphase pipeline technology in the early 1980s.

The planned liquefaction plant at Melkøya is a result of long-term work to develop new solutions. Some of this technology has been developed in collaboration with Germany's Linde group. Efficient energy utilisation is a key aspect of the cooling process which will be used. The processing plant will be built on a barge at a shipyard and transported, ready tested, to the Melkøya site. This method will provide major savings compared with conventional building practice.

"Snøhvit poses Statoil with special environmental challenges," says Egil Gjesteland, project director for Snøhvit.

He is one of the group's most able project managers with experience from Gullfaks A, Sleipner A and the Borealis petrochemicals plants in Abu Dhabi. Mr Gjesteland has an ongoing dialogue with local politicians and fisheries' representatives and he is well aware that Statoil's activities in this important area for fish stocks are under close scrutiny by many people.

Carbon dioxide led back – Great emphasis is being put on the environmental side of the project. Production, treatment and transport of petroleum will take place in closed systems. The Melkøya plant will have a cleansing facility to remove carbon dioxide and chemicals before the gas is turned into a liquid by cooling. The carbon dioxide will be led back to the field through a separate pipe and pumped down into a suitable structure below the gas reservoir. The chemicals will either be recycled or treated in a biological cleansing system to avoid harmful emissions.

In full production, the liquefaction plant will release some 860 000 tonnes of carbon dioxide and 650 tonnes of nitrogen oxides annually. The major part of this comes from the energy plant which will be built to provide energy for the cooling process. These emissions are the lowest possible with current technology without separating flue gases.

Politicians and business leaders in the region have expressed their support and gratitude to the Snøhvit project. They are anxious to keep up value creation for business and industry. Jobs have disappeared and people have moved away. Snøhvit might manage to reverse this trend by creating optimism and jobs. During the construction phase, 1 200 workers will be required and operating the facility will create 180 permanent jobs.

Exports to Spain and the USA – Six of the Snøhvit licensees have signed separate contracts with the same two gas buyers. The American El Paso Global LNG Company will purchase 2.4 billion cubic metres of gas per year. The Spanish Iberdrola S.A will purchase 1.6 billion cubic metres annually. These deals will last for 17-20 years. Almost half of Spain's annual gas imports of 17 billion cubic metres are liquefied natural gas. In the United States, LNG accounts for four to five per cent of the total market of 600 billion cubic metres per year. The two French companies, Gaz de France and TotalFinaElf, will lift their own gas from the field, totalling 1.7 billion cubic metres per year.

Snøhvit will also provide some condensate, also known as light oil. Propane and butane will also be produced. These products will account for 15 per cent of reservoir production and they will be sold on the open market.

Statoil is operator for Snøhvit with a 22.29 per cent interest. The other licensees are Petoro with 30 per cent, TotalFinaElf (18.4 per cent), Gaz de France (12 per cent), Norsk Hydro (10 per cent), Amerada Hess (3.26 per cent), RWE-DEA (2.81 per cent) and Svenska Petroleum (1.24 per cent).




Snøhvit
Albatross
Askeladden
Hammerfest

The gas will be extracted from three fields which lie about 140 kilometres off the coast of northern Norway. No installations will be visible at sea level. The production facilities will lie on the seabed and will be remotely controlled from land. Carbon dioxide which travels through the pipelines from the reservoirs to the Melkøya plant will be removed and sent back to the field through a separate line.



"Since Snøhvit poses Statoil with special challenges, great emphasis is being put on environmental issues," says project director Egil Gjesteland.

The group, safety and society



Pioneer divers whose health has been harmed after working in the North Sea have been offered financial support from Statoil. Many of them are in a difficult position financially and suffer from physical and mental health complications.



In October, children in the small Chinese town of Huangma moved into a new school, 1 400 square metres in size. The school has received money from a Statoil fund. Since 1992 the fund has awarded almost NOK 10 million to various projects.

Statoil's business policies are entrenched in a responsibility to the environment, and they have an ethical foundation on which both the group's commitment to society and the relationship between the group and its employees rest.

In recent years, Statoil has effected major changes to boost earnings and improve its competitiveness. Business is increasingly pursued in the international arena, where new commercial and social challenges are encountered.

These changes, along with preparations for the group's stock exchange listing, formed the background for chief executive Olav Fjell's initiative in the autumn of 2000 to review the group's values document *We in Statoil.* That document defines Statoil's goals and ambitions and sets out the ethical conduct on which the group's business is founded.

Values basis – The new values statement, presented in March 2001, focuses on a commercial approach, safe and efficient operations and responsibility for the environment. Statoil is committed to meeting basic standards as regards human rights, employee rights and the environment, based on the conviction that this is both ethically correct and commercially wise. By being a responsible player in the community, the group builds up its reputation in a market where ever more consumers and investors pose demands on companies' ethical, environmental and social profile.

Statoil's growing international activities have also led to a review of the group's internal ethical guidelines. At the beginning of 2001 a new version of the Ethics in Statoil document was published. The increasing risk of company information getting into the wrong hands has also made it necessary to set out rules for how employees should handle information which they can access through both in-house and external computer networks.

In preparation for Statoil's stock exchange listing, the group's information databases and rules for handling information were reviewed and revised.

The results from the working environment survey for 2001 show a positive trend in several areas as compared with 2000. Job satisfaction, motivation and relations with colleagues have improved. Health, safety and the environment are considered to have high priority.

Statoil's ambition is to have work methods which promote creativity and efficiency and working hours that are flexible and contribute to good health and well-being. Prevention of occupational illnesses is done systematically. Risk and measures are assessed from the design phase up to operation of the group's installations and facilities. In 2001, a new standard for health and the working environment was prepared for the design phase of development projects.

Improved safety – Statoil's objectives in health, safety and the environment are zero harm, accidents or losses. This means no work-related injuries or illnesses, and operations run without any hazardous events occurring.

Two tragic accidents did however occur at two of Statoil's supplier companies in 2001. One person was killed in connection with anchor-handling on board a ship on the Heidrun field, and one person died on a tanker chartered by Navion. The number of recordable injuries has decreased. The total recordable injury frequency, which measures total recordable injuries per million hours worked, fell from 10.1 in 2000 to 6.7 in 2001. The number of serious incidents has also declined.

Sickness absence in Statoil is low and has declined from 3.5 per cent in 2000 to 3.4 per cent in 2001. The HSE accounting on pages 31-37 gives more information about injuries and sickness absence.

An important measure for improving safety is the "Open safety talk" developed by Exploration & Production Norway. The talk takes place between employee and supervisor at the work site. The purpose is to gain an honest assessment of any potential hazards in connection with the job and which preventive measures should be initiated.

In the Marketing & Manufacturing business area, robberies at petrol stations and road tanker accidents account for most of the serious incidents. Robberies cause mental stress to those threatened, and active efforts have been made to prevent robberies and to provide counselling and follow-up for employees who have experienced threats.



In August, 60 Norwegian geology students took part in a project on the *Polar Star* research ship in waters near Svalbard. Statoil funded the trip as part of a collaboration with Norwegian educational institutions, to which Statoil donates some NOK 35 million annually.



Amnesty International Norway and Statoil have entered into a cooperation agreement. The group will collaborate with Amnesty on a programme to coach Statoil employees on the subject of business dilemmas associated with human rights.



The IT step is to be continued. In 1997, Statoil employees were offered a home PC and IT training modules to be completed in their free time. This will be followed up by a new offer of training and equipment in the spring of 2002.

Defensive driving has been a focus area throughout the distribution network to prevent road tanker accidents. A defensive driving style reduces driver stress and enhances transport safety. A key initiative in 2001 was an extensive review of the technical safety of all major Statoil-operated installations and facilities offshore and on land.

16 686 employees – At the end of 2001 Statoil had 16 686 employees. This is an increase of 280 from a year earlier. Skilled workers on Statoil's installations off Norway account for the major share of new recruits. For the fifth consecutive year, Statoil is near the top of the list of employers preferred by Norwegian engineering students. A survey is held every year among economics and engineering students at Norwegian universities and colleges. In 2001 Statoil came out in third place among economics students, compared with sixteenth place the year before. A positive interest in Statoil was also evident when the group's trainee programme was launched. The group received 600 applications for 15 positions advertised. The programme will continue in 2002 with the aim of recruiting more new graduates in engineering and geology disciplines.

In 2000, Statoil entered into cooperation agreements with several colleges and universities in Norway and this was extended to include the University of Tromsø in 2001. These deals mean that Statoil provides seven Norwegian colleges and universities with a total of NOK 35 million annually for research and development projects which benefit both the educational institutions and Statoil. A substantial share of these funds is earmarked for modernising teaching methods and tools.

Performance contracts – In order to strengthen the performance culture, individual performance contracts were drawn up for the group's 150 top managers, with first payments in 2001. These contracts create a clear connection between results achieved and the individual's career development and pay. The scheme is to be extended in 2002 to include 350 managers. A bonus scheme is being introduced for all permanent employees of the parent company. Based on Statoil's financial results, the bonus will amount to a maximum of five per cent of the individual's basic salary.

Statoil has decided to carry on the IT step which was started in 1997. Through this programme, employees completed several training modules on home PCs with an internet connection, which were supplied by the group. The 2002 upgrading, which will also include new PCs, will facilitate electronic learning and flexible modes of working. Under the voluntary scheme, those wishing to participate will sign an agreement to pursue an obligatory training programme in their free time.

Supporting pioneer divers – In October, Statoil decided to grant financial support to former North Sea divers, whose ability to work has been diminished following their work in the pioneer years. Divers made a great contribution to petroleum operations in Norway and a number of them have developed complications to their health. Many are living today in difficult circumstances, both financially and socially. By providing up to NOK 750 000 to each of them, Statoil has taken responsibility for the pioneer divers' position.

Humanitarian collaboration – In 2001, Statoil formed agreements to cooperate with and provide financial support to several humanitarian organisations. Collaboration covers the Norwegian Refugee Council, the Norwegian Red Cross, the United Nations High Commissioner for Refugees and Amnesty International Norway. Under the agreement with Amnesty, the organisation prepares a training programme on the human rights challenges facing the oil industry. Statoil will utilise this, along with other measures, in its internal training and consciousness raising. The agreements give the group access to the organisations' expertise on human rights and countries, improving Statoil's ability to manage risk. The agreements will be useful in the countries and local communities where the group operates. One example is Azerbaijan, where the Norwegian Refugee Council is providing training in human rights for school pupils, with support from Statoil and the Norwegian Ministry of Foreign Affairs.

Theme: Lifting safety levels



The crane driver sits alone but is dependent on close collaboration with colleagues down on the platform deck or on board the supply ships. Bjarne Aase is pictured here in total concentration on the Sleiner A platform.



No lifting operation is left to chance. Kjell Arne Henden instructs Heidi Hellesto Sund, newly recruited to the Heidrun platform.



In a special crane simulator built in Trondheim, crane drivers and deck crew can train in critical lifting operations. Courses in simulator training attracted 200 participants in 2001.

Safety in crane and lifting operations in Statoil's activities on the Norwegian continental shelf (NCS) continues to show a positive trend. Systematic efforts since the middle of the 1990s have had an effect in the form of fewer undesirable incidents and fewer injuries.

In 1996, 1 000 undesirable events with 44 injuries were registered in connection with lifting operations on Statoil-operated platforms. In 2001 these figures had fallen to 300 and four, respectively. A positive development has also been noted for drilling rigs and operations at the bases. All performance indicators for crane and lifting safety point in the right direction.

Statoil's work to enhance the safety of crane and other lifting operations was strengthened in the middle of the 1990s. This followed a negative trend over several years, when normal safety efforts were insufficient in preventing a rise in injuries and incidents. Statoil initiated a project which started by analysing chains of events and causal factors in association with incidents. The project revealed that an improvement in common practice and routines for lifting operations was required. It also found a significant need to enhance the proficiency of personnel involved in lifting jobs.

Working with cranes and lifting operations is highly demanding. General training has been wanting earlier, and there have been no common requirements or certification of crane and deck crew. Practice has varied between the operating companies.

Statoil itself took the initiative to establish a training scheme for the group's crane and deck crew. A crane simulator was developed by the Ship Manoeuvring Simulator Centre in Trondheim, where participants get realistic training in critical lifting operations. Statoil's goal is that all crane drivers and deck crew will receive such training. In 2001, the simulator's first year of operation, Statoil's courses attracted 200 participants. Other operating companies on the NCS have also used the simulator.

The simulator is connected to a ship simulator so that training can be extended to include supply ship crew. There is a noticeably improved effect when all of the groups involved in lifting operations get to train together.

The Ministry of Education and Research is currently working to establish an official authorisation of crane education in Norway.

The environment



Nitrogen oxide emissions will be cut by 85 per cent when Statoil, as the first operator on the NCS, starts using supply ships fuelled by liquefied natural gas instead of diesel. The two shipowners Møkster Shipping and Eidesvik will operate the vessels which will be delivered in 2003.



Statoil's methanol plant at Tjeldbergodden in mid-Norway has been awarded the chief executive's HSE prize for 2001, along with its main contractor Reinertsen Orkanger. The plant has operated for two years without a lost-time injury.

Statoil's objective is to operate without harm to people or the environment, and in accordance with the principles for sustainable development. Good results in the environmental area are needed to inspire confidence with the authorities, partners, customers, employees and the general public.

Statoil gives weight to pursuing an open dialogue on environmental issues. That applies to the neighbours of its land-based plants, consumer and environmental organisations, customers, partners and the authorities.

Frame conditions – Emissions to the air are largely regulated by international agreements. The Gothenburg protocol, which commits signatories to cut emissions of nitrogen and sulphur oxides as well as volatile organic compounds (VOC), and the Kyoto protocol on reducing greenhouse gas emissions are particularly important for Statoil's business.

The Oslo-Paris (Ospar) convention regulates discharges of oil and chemicals in the seas off western Europe. Stricter standards on the quantity of oil permitted in produced water were adopted in 2001. These require a 15 per cent reduction in the total amount of oil released through this source by 2006, compared with the 2000 level.

Emissions and environmental impact– Oil and gas production causes emissions and discharges to the natural environment. The level of these is influenced in turn by the volume produced and by a field's reservoir conditions and age. Emissions relating to oil and gas processing depend on the type of feedstock involved and the products being produced.

Emissions to the air include carbon dioxide, methane, VOC, and sulphur and nitrogen oxides. These contribute to the greenhouse effect, acid precipitation and the formation of ground-level ozone. Offshore operations account for the bulk of Statoil's carbon dioxide and nitrogen oxide emissions, while refining is responsible for most of the sulphur dioxide it releases.

Discharges to the sea embrace oil, organic compounds and chemicals, and are largely associated with produced water. Possible harmful environmental effects relate particularly to compounds which are slow to degrade and have a potential for bio-accumulation.

Operations on the NCS are the biggest source of Statoil's discharges to the sea. The volume of produced water released has expanded sharply in recent years, reflecting the fact that certain fields are in a late phase with a rising water cut.

Statoil's offshore and land-based activities also generate various kinds of waste. Recovery and recycling of waste are emphasised in every part of its business, with hazardous waste treated in line with prevailing regulations.

An accidental spill of phenol-contaminated water occurred at the Kårstø complex in 1998 because process water failed to pass through the treatment plan. Statoil was fined NOK 2 million for this incident in 2001.

Environment-friendlier production – Continuous efforts are being made to reduce emissions to the air and discharges to the sea. Weight is given to developing ever better technology, effective emergency response and good management based on extensive risk assessments. The aim is continuous improvement through enhanced energy efficiency and other purposeful measures on existing and future installations.

Identifying possible harmful effects of discharges to the sea represents an important priority for research and development. Statoil has led the development of the environmental impact factor (EIF) tool for risk assessment, which provides a better basis for choosing the most efficient measures to reduce environmental impacts.

The group has also headed work on regional impact assessments, which provide an overall evaluation of oil and gas operations in the various parts of the NCS. This gives a better basis for assessing the total impact of these activities for the oil companies, the authorities and other interested parties.

Ninety per cent of the chemicals released from Statoil's offshore operations cause little or no environmental impact, while nine per cent have temporary effects. Only 0.5 per cent are environmentally questionable. The condi-



Two shuttle tankers shipping oil for Statoil are to be equipped with systems which will reduce their emissions of volatile organic compounds (VOC). The two ships, *Juanita* and *Knock An*, transport oil from the Statfjord and Gullfaks fields.



Forty installations, on land and offshore, have gone through Statoil's most rigorous safety testing ever. This led to methods for monitoring the condition of the facilities throughout their lifetime, which will help the operations organisations to maintain a high standard.



Siri is the first field on the Danish continental shelf where gas is not flared. In addition, almost all the produced water is injected into the reservoir. Following a trial period, the systems for reusing gas and injecting water were put into normal operation in August.

tion of the environment is monitored through regular collection of relevant data to assess the impact of discharges to the sea. Environmental monitoring of both water quality and seabed sediments shows a satisfactory trend.

Stricter transport requirements – About 108 million tonnes of hydrocarbons were shipped by tanker from fields, terminals and refineries to customers world-wide, with northern Europe as the main area. The bulk of Statoil's tanker shipments are handled by its Navion subsidiary. Standards set by the group for the tankers used exceed national and international requirements. These norms were tightened in 2001 for the age of vessels, and by making it mandatory for ships carrying heavy fuel oil to have a double bottom or hull. Tanker operations in 2001 suffered no significant oil or chemical spills.

Road tankers belonging to Statoil or hired by the group covered about 37 million kilometres delivering products to service stations and customers in 2001. Carbon dioxide emissions relating to these consignments total some 28 000 tonnes, or roughly 0.3 per cent of the total carbon dioxide released from Statoil operations.

The group places great emphasis on regular replacement of road tankers with vehicles featuring better engines, which use less fuel and give off lower emissions. Route planning is optimised, and tankers use the best diesel oil quality on the market in terms of its environmental properties.

Products better adapted to the environment – Automotive fuels and heating oils represent Statoil's principal products in the manufacturing and marketing sector. Its objective is that these should rank among the best for technical user qualities and environmental properties.

More than NOK 1 billion is due to be invested over the next couple of years to enhance product quality at Statoil's Mongstad and Kalundborg refineries in order to meet future European Union requirements for petrol and diesel oil. A number of countries are expected to offer tax incentives to stimulate early adoption of this standard in their market, but no decision has yet been taken on whether Norway will join their ranks.

New automotive fuel qualities will cut traffic pollution and lay the basis for utilising engine technologies which provide further emission reductions. Statoil continuously assesses and tests alternative fuels and new additives. The group currently offers renewable fuel products such as rape-methyl-ester (RME), bio-ethanol and bio-gas in markets where they are in demand. Five per cent bio-ethanol is blended into about a fifth of the petrol sold by Statoil in Sweden.

The methanol fuel cell alliance between Statoil, Methanex, DaimlerChrysler, BP, BSF and Xcellsis is continuing. This partnership aims to prepare for a safe introduction of methanol as an automotive fuel if this chemical becomes the preferred hydrogen-bearer for fuel-cell vehicles.

Statoil is also collaborating with America's IdaTech, which develops small fuel cell systems for stationary and portable use.

Investments and costs – Statoil devoted about NOK 600 million to research and development in 2001 with the aim of finding, producing and processing oil and gas more efficiently and cheaply, with less energy and with a steadily decreasing impact on the environment.

The group established a separate business unit in 2001 to develop technology and business opportunities relating to the removal and use of carbon dioxide, and future hydrogen-based energy solutions.

Recycling installations and equipment on the NCS provides both financial and environmental gains. Revenues from the sale of surplus hardware totalled NOK 80 million in 2001.

A provision of NOK 7 521 million was made at 31 December under the unit of production method to meet the future cost of shutting down and removing oil and gas production installations and plants. NOK 957 million was charged against income in 2001 as against NOK 1 381 million the year before.

Annual carbon dioxide tax paid on emissions from Statoil-operated installations on the NCS comes to about NOK 1.5 billion.

Theme: Carbon dioxide, innovation and research



"Statoil is one of the world's most environment-friendly producers and transporters of oil and gas. But we do stand for a substantial share of Norwegian carbon dioxide emissions, and even though uncertainty remains about the connection between emissions and climatic change, the precantionary principle underpins our work on a broad basis to reduce emissions." This is chief executive Olav Fjell's manifesto for Statoil's efforts to tackle the carbon dioxide challenges.

Statoil's most well-known project is the underground storage of one million tonnes of carbon dioxide annually from gas and condensate production on the Sleipner area in the North Sea. It is the world's first major industrial storage project and it has attracted considerable international attention. In 2001, thorough seismic surveys were carried out for the second time after storage started in 1996, to chart the effect of carbon dioxide storage 1 000 metres below the sea bed. Four-dimensional seismic – three-dimensional seismic repeated over time – is used. These surveys have given no indication that any carbon dioxide will leak out.

The project has formed the basis for an international collaboration project to establish a technology platform for future storage. Forty per cent of the project's funds are financed by the European Union. The EU sees underground storage as a very promising method if experience from Sleipner can be transferred to power stations and other major industrial users of fossil fuels.

In connection with the Snøhvit development (described on pages 22 and 23), Statoil will launch its second important project for carbon dioxide storage. During the field's lifetime, 23 million tonnes of carbon dioxide will be separated from the gas flow from the field to the land facility and returned to the field. This will represent storage of roughly 800 000 tonnes of carbon dioxide annually when production starts in 2006.

In 2001, Statoil initiated a project at the group's research centre in Trondheim, to study ways of using carbon dioxide other than long-term storage underground, for instance to increase oil recovery.

Statoil has also made preparations to adopt new mechanisms which will contribute to lower global emissions and more effective use of energy. Through its participation in the World Bank Prototype Carbon Fund (PCF), Statoil will gain emission credits in 2002 on the basis of its emission reductions. Established in April 2000, the PCF buys reductions in greenhouse gas emissions which can be credited under the Kyoto protocol's rules. Investment projects must contribute to sustainable development in the host countries. Companies and nations which have invested in the fund receive their return in the form of emission credits. Statoil is one of 17 participating companies.

HSE accounting for 2001



Emergency response exercise on the Åsgard field. While the helicopter holds its position above the *Stril Tender* standby ship, nurse Stein Gloppen is hoisted up from the ship's deck.

Introduction – *Our objective is to operate with zero harm* to people or the environment, in accordance with the principles for sustainable development. We support the mechanisms proposed by the Kyoto protocol and the 16 principles of the International Chamber of Commerce for sustainable development. We apply the precautionary principle in the conduct of our business.

The management system for health, safety and the environment (HSE) forms an integrated part of the group's total management system, and is described in its governing documents. A key element in the HSE management system is registration, reporting and assessment of relevant data. HSE performance indicators have been established to assist this work. The intention is to document quantitative developments over time and strengthen the decision-making basis for systematic and purposeful improvement efforts.

HSE data are gathered continuously by the business units and reported quarterly to the corporate executive committee, which evaluates trends and decides whether improvement measures are required. The chief executive submits HSE results and associated assessments to the board together with the other quarterly reports. These results are posted to the group's intranet and its internet site.

Statoil has nine group-wide HSE performance indicators. Those concerned with safety – the total recordable injury frequency, the lost-time injury frequency and the serious incident frequency – are reported quarterly at corporate level for Statoil employees and contractors both collectively and separately.

Other group-wide indicators are only reported annually at corporate level, with the exception of oil spills. These are reported quarterly. The figure for sickness absence is confined to Statoil's own employees. Indicators for the external environment – oil spills, emissions of carbon dioxide and nitrogen oxides, energy consumption and the waste recovery factor – are reported for Statoil-operated activities.

Data for all of the group's main activities are included in the HSE accounting. For 2001, data for Navion's own ships and most of those chartered are included, with safety data and oil spills (number of hours, in accordance with shipping industry practice). This is an improvement on previous years' HSE accounting.

Oil spills are the only data on the external environment included for the service stations. Historical data include figures relating to acquired operations from the date of acquisition. Correspondingly, figures relating to divested operations are included up to the date of divestment.

Results – The HSE accounting presents the development of the performance indicators over the past five years. Use of resources, emissions and waste volumes for Statoil's largest land-based plants and operations on the NCS are shown in separate environmental overviews. See also the information on HSE in the review of Statoil's operations.

More than 69 million hours worked in 2001 form the basis for this accounting. This is a reduction of three million hours from 2000. The decline is partly due to the completion of some major projects.

Contractors handle a substantial proportion of the assignments for which Statoil is responsible as operator or principal company. Unfortunately, two fatal accidents were suffered by contractors in 2001. One fatality occurred in connection with anchor-handling on the Heidrun field, while the other took place on the chartered *Tromsø Fidelity* tanker.

Overall, Statoil had an improvement in the number of total recordable injuries from 2000 to 2001, but there was a rise in injuries involving absence from work. The number of serious incidents has declined. In addition to this corporate accounting, the individual business units prepare more specific statistics and analyses for use in their improvement efforts.

Statoil's performance indicators for HSE



14
12
10
8
6
4
2
1997
1998
1999
2000
2001

TOTAL RECORDABLE INJURY FREQUENCY

Definition: The number of fatalities, lost-time injuries, cases of alternative work necessitated by an injury and other recordable injuries (serious injuries which may be permanent in nature, all other serious injuries and all injuries requiring medical treatment, excluding first-aid injuries) per million working hours.

Developments: The total recordable injury frequency declined from 10.1 in 2000 to 6.7 in 2001. For Statoil employees alone, the frequency was 4.4 as against 5.5 in 2000. For contractors, it was 8.8 compared with 14.6. The trend for Statoil employees over the past five years has been stable, with an improvement for both Statoil employees and contractors over the past two years.



5
4
3
2
1
1997
1998
1999
2000
2001

LOST-TIME INJURY FREQUENCY

Definition: The number of lost-time injuries and fatal accidents per million working hours.

Developments: The lost-time injury frequency (including both Statoil employees and contractors) was 3.1 in 2001 as against 2.7 in 2000. For Statoil employees alone, the frequency was 2.5 compared with 2.3 in 2000. For contractors it was 3.7 compared with three. The frequency has increased somewhat for Statoil employees in recent years, while it has been relatively stable for contractors, but with a negative trend for the past two years.



8
6
4
2
1997
1998
1999
2000
2001

SERIOUS INCIDENT FREQUENCY

Definition: The number of undesirable events(1) with a high loss potential per million working hours.

Developments: The serious incident frequency (including both Statoil employees and contractors) was 4.1 in 2001 as against 4.3 in 2000. After several years of progress and a small backward step in 2000, there is now an improvement. The number of incidents declined from 310 in 2000 to 287 in 2001.

(1)An undesirable event is an event or chain of events which have caused or could have caused injury, illness and/or damage to/loss of property, environmental damage or harm to a third party. Risk matrices have been established which show the degree of seriousness and frequency of repetition for different types of undesirable events. Events with a high potential for loss are incidents with a high degree of seriousness and/or which are frequently repeated.



5
4
3
2
1
1997
1998
1999
2000
2001

SICKNESS ABSENCE

Definition: The total number of days of sickness absence as a percentage of possible working days.

Developments: Sickness absence declined from 3.5 in 2000 to 3.4 in 2001. Sickness absence has been stable over the entire five-year period and it is positive that there was a small decline from 2000 to 2001. This result compares well with the Norwegian average (around nine per cent according to an official study).


500
400
300
200
100
1997
1998
1999
2000
2001

OIL SPILLS

Definition: The number and total volume (in cubic metres) of unintentional oil spills to the external environment from Statoil operations.[2]

Developments: The number of unintentional oil spills came to 414 in 2001 as against 431 in 2000. After several years of sharp increases, the number of oil spills has been declining steadily since 1997. In volume terms, spills totalled 246 cubic metres in 2001 as against 120 in 2000. The figure shows the volume of oil spills in cubic metres.

[2]All unintentional oil spills are included in the figures with the exception of those collected inside a facility (platform/plant) and which accordingly cause no harm to the surrounding environment. However, such spills are included for downstream operations.


10
8
6
4
2
1997
1998
1999
2000
2001

CARBON DIOXIDE EMISSIONS

Definition: Total emissions of carbon dioxide in million tonnes from Statoil operations.[3]

Developments: Carbon dioxide emissions totalled 9.2 million tonnes in 2001 as against 8.3 million in 2000. This increase is partly due to higher production in Natural Gas, and somewhat increased production and more injection for pressure support in Exploration & Production Norway.

[3]Carbon dioxide emissions embrace all sources such as turbines, boilers, engines, flares, drilling of exploration and production wells, well testing/workovers and residual emissions from the carbon dioxide separation plant for natural gas on Sleipner T. Support services such as helicopter traffic, supply and standby ships and shuttle tankers are excluded.


50
40
30
20
10
1997
1998
1999
2000
2001

NITROGEN OXIDE EMISSIONS

Definition: Total emissions of nitrogen oxides in tonnes from Statoil operations.[4]

Developments: Emissions of nitrogen oxides totalled 29 500 tonnes in 2001 as against 30 300 tonnes in 2000. The International Exploration & Production and Marketing & Manufacturing business areas both report reduced emissions. In addition, a lower consumption of diesel has given reduced emissions for Exploration & Production Norway.

[4]Nitrogen oxide emissions embrace all sources such as turbines, boilers, engines, flares, drilling of exploration and production wells and well testing/workovers. Support services such as helicopter traffic, supply and standby ships and shuttle tankers are excluded.


50
40
30
20
10
1997
1998
1999
2000
2001

ENERGY CONSUMPTION

Definition: Total energy consumption in terawatt-hours for Statoil operations. This includes net electricity purchases, energy from gas- and diesel-fired power generation and energy losses through flaring. Energy consumption based on the use of fossil fuels is calculated as fuel energy content.

Developments: Energy consumption totalled 44.2 TWh in 2001, as against 40.0 TWh in 2000. This increase is partly due to higher production in Natural Gas, and somewhat increased production and more injection for pressure support in Exploration & Production Norway. It is also due in part to the units now reporting energy losses through flaring.


1.0
0.8
0.6
0.4
0.2
1997
1998
1999
2000
2001

WASTE RECOVERY FACTOR

Definition: The quantity of waste recovered in tonnes divided by the total quantity of waste in tonnes from Statoil operations (excluding hazardous waste).[5]

Developments: The recovery factor was 0.65 as against 0.66 in 2000. The trend over the past six years is positive. Some of the business areas have increased their recovery rate from 2000 to 2001, while others show a small decline.

[5]The quantity of waste for recovery is the total quantity of waste from the plant's operations excluding waste incinerated without energy recovery, waste deposition and hazardous waste. Hazardous waste is defined by national legislation in each country.

Environmental data for 2001

NORWEGIAN CONTINENTAL SHELF[1)]

ENERGY	
Diesel[2)]	1 130 GWh
Electricity	19 GWh
Fuel gas	20 200 GWh
Flare gas	4 130 GWh

RAW MATERIALS[3)]	
Oil/condensate	97.2 mill scm
Gas[4)]	63.6 bn scm
Water	76.0 mill scm

UTILITIES	
Chemicals process/prodn	37 500 tonnes
Chemicals drilling/well	128 000 tonnes

OTHER	
Injection water as pressure support	149 mill scm

1) NCS includes UK sector of Statfjord, but excludes Kollsnes
2) Represents 95 300 tonnes
3) Includes 24.1 mill scm o e supplies from third party (Snorre, Tordis, Vigdis and Visund)
4) Includes fuel gas (1.71 bn scm), flare gas (0.355 bn scm) and injected gas for pressure support, etc (19.8 bn scm)
5) Includes buoy loading
6) Includes 72 000 tonnes water and green chemicals



PRODUCTS	
Oil/condensate	97.2 mill scm
Gas for sale	41.5 bn scm

EMISSIONS TO AIR	
CO_2	5 630 000 tonnes
nmVOC[5)]	169 000 tonnes
Methane[5)]	16 900 tonnes
NO_x	25 100 tonnes
SO_2	342 tonnes

DISCHARGES TO WATER	
Produced water	74.3 mill scm
Oil in oily water	1 880 tonnes
Accidental oil spills	36.1 m^3
Chemicals:[6)]	
Process/production	21 900 tonnes
Chemicals drilling/well	57 800 tonnes

WASTE	
Waste for landfill	2 820 tonnes
Waste for recovery	5 950 tonnes
Recovery factor	0.68
Hazardous waste:	
Oily cuttings/mud	21 200 tonnes
Other	8 980 tonnes

CO_2
kg emissions per produced scm o e



50
40
30
20
10
1997
1998
1999
2000
2001

NO_x
kg emissions per produced scm o e



0.20
0.15
0.10
0.05
1997
1998
1999
2000
2001

NUMBER OF REPORTABLE GAS LEAKS



25
20
15
10
5
1997
1998
1999
2000
2001

ACCIDENTAL OIL SPILLS
m^3



150
120
90
60
30
1997
1998
1999
2000
2001

KOLLSNES

ENERGY	
Electricity	654 GWh
Fuel gas	67 GWh
Flare gas	24 GWh

RAW MATERIALS	
Rich gas Troll A	18.2 bn scm
Rich gas Troll B	1.28 bn scm
Rich gas Troll C	1.98 bn scm

UTILITIES	
Monoethylene glycol	62 m^3
Acid/caustic soda	148 m^3
Other chemicals	18 m^3



PRODUCTS	
Gas	21.43 bn scm
Condensate	0.54 mill scm

EMISSIONS TO AIR[1)]	
CO_2	16 780 tonnes
NO_x	11.6 tonnes
CO	12.6 tonnes
nmVOC	247 tonnes
Methane	692 tonnes

DISCHARGES TO WATER[1)]	
Treated water/effluent	106 300 m^3
TOC	2.0 tonnes
Monoethylene glycol	2.8 tonnes
Methanol	1.5 tonnes
Hydrocarbons	0.1 tonnes
Ammonium	0.02 tonnes
Phenol	0.01 tonnes

WASTE	
Waste for landfill	102 tonnes
Waste for recovery	60 tonnes
Recovery factor	0.37
Hazardous waste:	
Sludge from treatment plant	50 tonnes
Other	255 tonnes

1) All regulatory emission requirements have been met in 2001

CO_2
kg emissions per scm o e



1.0
0.8
0.6
0.4
0.2
2000
2001

NO_x
g emissions per scm o e



1.0
0.8
0.6
0.4
0.2
2000
2001

nmVOC
kg emissions per scm o e



0.10
0.08
0.06
0.04
0.02
2000
2001

MONGSTAD

ENERGY

Electricity	680 GWh
Fuel gas and steam	6 240 GWh
Flare gas	710 GWh

RAW MATERIALS

Crude oil	7 718 000 tonnes
Other process raw materials	1 748 000 tonnes
Blending components	227 000 tonnes

UTILITIES

Acids	760 tonnes
Caustic	1 450 tonnes
Additives	1 350 tonnes
Process chemicals 1)	4 300 tonnes



PRODUCTS 8 902 000 tonnes

Propane	Butane
Naphtha	Gas oil
Petrol	Petcoke/sulphur
Jet fuel	

EMISSIONS TO AIR 5)

CO_2	1 529 000 tonnes
SO_2	1 101 tonnes
NO_x	1 587 tonnes
VOC refinery 2)	9 310 tonnes
VOC terminal 2)	10 900 tonnes

DISCHARGES TO WATER 5)

Oil	3.01 tonnes
Phenol	1.53 tonnes
Ammonium	46.3 tonnes
Cyanide	<0.05 tonnes

WASTE

Waste for landfill	570 tonnes
Waste for recovery	730 tonnes
Recovery factor	0.56
Hazardous waste 3)	3 700 tonnes

1) Includes catalyst which represents 50 per cent
2) Comprises nmVOC and methane
3) 66.5 per cent goes to recovery
4) Processed volumes means crude oil and other process raw materials
5) All regulatory emission requirements have been met in 2001

CO_2
kg emissions per processed volumes 4)


200
150
100
50
1997
1998
1999
2000
2001

NO_x
kg emissions per processed volumes 4)


0.20
0.15
0.10
0.05
1997
1998
1999
2000
2001

SO_2
kg emissions per processed volumes 4)


0.20
0.15
0.10
0.05
1997
1998
1999
2000
2001

KALUNDBORG

ENERGY

Electricity	142 GWh
Steam	70 GWh
Fuel gas	2 303 GWh
Flare gas	61 GWh

RAW MATERIALS

Crude oil	3 510 000 tonnes
Other process raw materials	1 153 000 tonnes
Blending components	343 000 tonnes

UTILITIES

Acids	700 tonnes
Caustic	1 200 tonnes
Additives	10 000 tonnes
Process chemicals	207 tonnes
Ammonia, liquid	2 154 tonnes



PRODUCTS 5 023 000 tonnes

Propane	Butane
Naphtha	Gas oil
Petrol	Fuel oil
Jet fuel	ATS (fertiliser)

EMISSIONS TO AIR 4)

CO_2	487 000 tonnes
SO_2	399 tonnes
NO_x	591 tonnes
VOC 1)	3 000 tonnes

DISCHARGES TO WATER

Oil	2.15 tonnes
Phenol	0.06 tonnes
Suspended matter	49.7 tonnes
Sulphide	0.13 tonnes

WASTE

Waste for landfill	90 tonnes
Waste for recovery	221 tonnes
Recovery factor	0.71
Hazardous waste 2)	637 tonnes

1) Includes nmVOC and methane
2) 30 per cent goes to recovery
3) Processed volumes means crude oil and other process raw materials
4) All regulatory emission requirements have been met in 2001

CO_2
kg emissions per processed volumes 3)


120
90
60
30
1997
1998
1999
2000
2001

NO_x
kg emissions per processed volumes 3)


0.20
0.15
0.10
0.05
1997
1998
1999
2000
2001

SO_2
kg emissions per processed volumes 3)


0.30
0.25
0.20
0.15
0.10
0.05
1997
1998
1999
2000
2001

TJELDBERGODDEN

ENERGY

Diesel	0.4 GWh
Electricity	68 GWh
Fuel gas	1 672 GWh
Flare gas	157 GWh

RAW MATERIALS

Rich gas	469 783 tonnes
Condensate	0 tonnes

UTILITIES

Caustic	295 tonnes
Acids	79 tonnes
Other chemicals	21 tonnes


METANOL

PRODUCTS

Methanol	866 600 tonnes
Oxygen	10 470 tonnes
Nitrogen	4 164 tonnes
Argon	9 550 tonnes
LNG	11 340 tonnes

EMISSIONS TO AIR[4)]

CO_2	342 900 tonnes
nmVOC	37 tonnes
Methane	11 tonnes
NO_x	463 tonnes

DISCHARGES TO WATER[4)]

Cooling water	169 000 000 m^3
TOC	1.9 tonnes
Suspended matter	0.9 tonnes
Total-N	0.9 tonnes

WASTE

Waste for landfill[2)]	61 tonnes
Waste for recovery3)	86 tonnes
Recovery factor	0.59
Hazardous waste:	
Sludge from treatment plant	110 tonnes
Oily water[1)]	6.8 tonnes
Other	11.3 tonnes


CO_2
kg emissions per tonne product
(methanol + LNG)
600
500
400
300
200
100
1998
1999
2000
2001


NO_x
kg emissions per tonne product
(methanol + LNG)
1.0
0.8
0.6
0.4
0.2
1998
1999
2000
2001


nmVOC
kg emissions per tonne product
(methanol + LNG)
0.10
0.08
0.06
0.04
0.02
1998
1999
2000
2001

1) Oil content is maximum one per cent of weight
2) Sent to incineration
3) Including 26 tonnes for incineration
4) All regulatory emission requirements have been met in 2001

KÅRSTØ GAS PROCESSING PLANT AND TRANSPORT SYSTEMS

ENERGY[1)]

Fuel gas	5050 GWh
Electricity bought	155 GWh
Diesel	1 GWh
Flare gas	150 GWh

RAW MATERIALS[2)]

Rich gas	10.77 mill tonnes
Condensate	5.19 mill tonnes

UTILITIES

Hydrochloric acid	227 tonnes
Sodium hydroxide	175 tonnes
Other chemicals	16 tonnes



PRODUCTS

Lean gas	7.86 mill tonnes
Propane	2.23 mill tonnes
I-butane	0.51 mill tonnes
N-butane	0.89 mill tonnes
Naphtha	0.37 mill tonnes
Condensate	3.28 mill tonnes
Ethane	0.50 mill tonnes
Electricity sold	656 GWh

EMISSIONS TO AIR [3) 5)]

SO_2	2.7 tonnes
NO_x	770 tonnes
nmVOC	1 979 tonnes
Methane	1039 tonnes
CO_2	1 084 000 tonnes

DISCHARGES TO WATER[5)]

Cooling water	277 mill m^3
Treated water	0.66 mill m^3
Oil in water	576 kg
TOC	19.7 tonnes

WASTE[4)]

Waste for landfill	675 tonnes
Waste for recovery	589 tonnes
Recovery factor	0.47
Hazardous waste	142 tonnes


CO_2
kg emissions per tonne product
Processing plant
100
80
60
40
20
1997
1998
1999
2000
2001


NO_x
g emissions per tonne product
Processing plant
100
80
60
40
20
1997
1998
1999
2000
2001


nmVOC
g emissions per tonne product
Processing plant
200
150
100
50
1997
1998
1999
2000
2001


CO_2
kg emissions per tonne product
Transport systems
2.0
1.5
1.0
0.5
1997
1998
1999
2000
2001


NO_x
g emissions per tonne product
Transport systems
2.0
1.5
1.0
0.5
1997
1998
1999
2000
2001


nmVOC
g emissions per tonne product
Transport systems
4
3
2
1
1997
1998
1999
2000
2001

1) Includes energy consumption for transport systems: 0.32 TWh fuel gas and 0.005 TWh electricity
2) Excludes gas transport by transport systems: 53.4 mill tonnes
3) Includes emissions from transport systems: 71 700 tonnes CO_2, 21.2 tonnes NO_x, 39 tonnes nmVOC and 143 tonnes methane
4) Includes waste from transport systems: 61 tonnes for landfill, 114 tonnes for recovery
5) All regulatory emission requirements have been met in 2001

Report from Ernst & Young AS

We have reviewed the annual health, safety and environment accounting for Statoil ASA in 2001, as presented in the annual report and accounts for 2001 on pages 31-36. The HSE accounting is the responsibility of the corporate executive committee.

Our review has covered the following:

- meetings and discussions with the corporate management for health, safety and the environment on the contents of the HSE accounting, including a review of the group's management system for health, safety and the environment.
- interviewing personnel responsible for collecting the figures in the HSE report, with a focus on consistency in measuring emissions and on the processes governing the collection and collation of data. In this context, we have visited 10 reporting entities.
- verifying that figures from the reporting entities visited have been correctly incorporated in the HSE accounts, and performing overall analyses of the figures compared with earlier reporting periods.
- assessment of whether the overall information is presented in an appropriate manner in the HSE accounting.
- random checks to verify that the HSE figures presented are based on consistent and recognised methods for measuring, analysing and quantifying data.

On this basis, we can confirm that:

- Statoil has established a well-functioning management system for health, safety and the environment. In our opinion, the HSE accounting deals with information on matters relating to health, safety and the environment which are important from a group perspective. This information appears to be appropriately presented in the HSE accounts.
- the HSE performance indicators and environmental charts on pages 31-36 are based on consistent measuring methods and are in accordance with information submitted by the various reporting entities.

Our review was conducted in accordance with standard of auditing no 920 on agreed-upon procedures. As a consequence, our report is confined to the aspects specified above.

Stavanger, 8 March 2002
ERNST & YOUNG AS

Gustav Eriksen
State authorised public accountant

Jostein Johannessen
State authorised public accountant



Operating and financial review and prospects

You should read the following discussion of our financial condition and results of operations in connection with our audited financial statements and relevant notes and the other information contained elsewhere in this Annual Report.

Overview of Our Results of Operations

In the year ended December 31, 2001, we had total revenues of NOK 236.3 billion and net income of NOK 17.2 billion. In the year ended December 31, 2001, we produced 276 million barrels of crude oil and sold approximately 14.7 bcm (519 bcf) of natural gas, resulting in total production of 368 million boe. Our proved reserves as of December 31, 2001 consisted of approximately 2.0 billion barrels of crude oil and NGLs and 368 bcm (13 tcf) of natural gas, resulting in a total of approximately 4.3 billion boe.

We divide our operations into the four following business segments:

- Exploration and Production Norway, which includes our exploration, development and production operations relating to crude oil and natural gas on the NCS which have been significantly increased during 2001 by our acquisition of part of the Norwegian State's oil and gas assets on the NCS, as described below under —Company Restructuring—Acquisition of SDFI assets and transfer of certain pipeline and other assets;
- International Exploration and Production, which includes all of our exploration, development and production operations relating to crude oil and natural gas outside of Norway;
- Natural Gas, which is responsible for the processing, transport and sale of gas from our upstream operations on the NCS and elsewhere; and
- Manufacturing and Marketing, which comprises downstream activities including trading and sales of crude oil, NGL and refined products, refining, retail and industrial marketing, methanol production and sales, petrochemical operations through our 50% interest in Borealis and shipping operations through our now wholly-owned subsidiary, Navion ASA. See —Company Restructuring.

Company Restructuring

Improvement Program. In 1999, we initiated a group-wide improvement program in response to low crude oil prices and our high level of development projects. This program had as its objectives a restructuring of our asset portfolio, a reduction in our level of capital expenditure by focusing on our core areas, an improvement in the cost-efficiency of our operations and a reduction in the level of our capital employed.

Accordingly, since 1999, we have been pursuing a restructuring of our asset portfolio in order to improve our focus on core areas and improve our returns on capital employed. This restructuring has been achieved through asset swaps, sales and acquisitions of assets on the NCS and internationally, and by the disposition of interests in some of our downstream businesses.

Acquisition of SDFI assets and transfer of certain pipeline and other assets. As part of the Norwegian State's restructuring of its oil and gas assets on the NCS, the Norwegian State determined that it would sell approximately 15% of its SDFI assets to us and approximately 6.5% to other oil and gas companies. In a single transaction with the Norwegian State, we purchased 84 license interests and ownership interests in five pipeline joint ventures from the Norwegian State, including an additional interest in the Troll oil and gas field. As part of the transfer of the Troll interest, we agreed not to sell or transfer any of our interest in the Troll field without the prior written consent of the Norwegian State.

As a result of this transaction, our NCS proved reserves increased from 2,453 mmboe (pre-acquisition) to 3,787 mmboe (post-acquisition) based on proved reserves as at December 31, 2000 and our own production on the NCS increased from approximately 582,200 boe per day (pre-acquisition) to approximately 919,200 boe per day (post-acquisition) based on average daily production for the year ended December 31, 2000. In addition, our license areas have increased from 106 to 132, of which 26 are licenses in the production phase and 106 are in the exploration phase. The numbers of licenses include all of our transactions as of December 2001. Our commitments for capital expenditures increased from NOK 3.6 billion (pre-acquisition) to NOK 6.7 billion (post-acquisition). This transaction has strengthened our interests in fields in our core areas on the NCS. We believe that this allows us better opportunities for increasing recovery of oil and gas and reducing costs while enabling us to make more effective use of existing infrastructure through coordination and ownership alignment.

As part of the single transaction with the Norwegian State, we transfered to the Norwegian State a 33.25% interest in Statpipe, including the processing plant at Kårstø (reducing our interest to 25%), a 25% interest in Norsea Gas AS (Norpipe) (reducing our interest to 25%) and a 35% interest in the crude oil terminal at Mongstad (reducing our interest to 65%).

Production operator Hans Otto Erlandsen hauls in the hawsers of the Greek tanker Maasstant L as it berths at the Mongstad refinery's jetty. The ship loaded a 37,500-tonne cargo of petrol bound for New York. Statoil sold almost 30 per cent of its petrol production to the North American market in 2001. That is the equivalent of 60 fully loaded tankers of the same size as Maasstant L.

This single transaction between Statoil and the Norwegian State was completed on June 1, 2001 with an effective date of January 1, 2001 (with the exception of the sale of the interest in the Mongstad terminal which had an effective date of June 1, 2001). To ensure that the sales and the exchange of the SDFI assets and our pipeline and terminal interests were made at fair market value, we and the Norwegian State obtained separate valuation reports on such assets from independent, internationally recognized experts. These valuations resulted in a net balancing cash payment paid by us to the Norwegian State of NOK 38.6 billion plus payment of interest and currency fluctuation from the effective date of NOK 2.2 billion (NOK 0.7 billion after tax). The total amount paid to the Norwegian State was financed through an initial public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short term-borrowings.

Because the acquisition of the SDFI assets was a transaction between entities under common control, the transaction has been accounted for in a manner similar to a pooling of interests. As a result, our financial statements include the SDFI assets as if the SDFI assets had been part of Statoil in all financial periods presented. The sale of assets to the Norwegian State and the payment of the net purchase price to the Norwegian State are not included in our historic financial statements but were recorded upon closing when they occurred June 1, 2001.

Equity Issue. In June 2001, we completed an initial public offering and listing of our American Depositary shares on the New York Stock Exchange and our ordinary shares on the Oslo Stock Exchange. Of the 394,417,002 ordinary shares sold in the global offering, we offered 188,700,000 and 205,717,002 were offered by the Norwegian State.

Cost Savings. In 1999, we initiated a group cost reduction program to be implemented during the period 1999 through 2001. The amounts are calculated based on our asset portfolio in 1999 without giving effect to our acquisition of SDFI assets from the Norwegian State. The cost savings were initially driven by a focused reduction in our exploration expenditure in 1999, while the implementation of common group-wide administrative processes and other measures to reduce costs did not have a full effect until 2000. This program resulted in cost savings in our annual operating costs, selling, general and administrative expenses and exploration expenditures of NOK 4.4 billion, of which NOK 1.7 billion was achieved in 1999, NOK 1.3 billion in 2000 and NOK 1.4 billion in 2001. In 1999 NOK 1.1 billion of the NOK 1.7 billion annual savings were attributable to savings in exploration expenditures, in 2000 NOK 0.2 billion of the NOK 1.3 billion annual savings were savings in exploration expenditures, whereas in 2001 NOK 0.9 billion of the NOK 1.4 billion annual savings were savings in exploration expenditures.

Portfolio Restructuring. From 1998 to 1999, we carried out an overall review of our strategy and asset portfolio. This resulted in the restructuring of our asset portfolio both on the NCS and internationally and included significant provisions and writedowns against some of our upstream and downstream assets. See —Combined Results of Operations—Years ended December 31, 2001, 2000 and 1999—Income before financial items, income taxes and minority interest. We reduced our capital employed by NOK 4.7 billion in 2001. Total reduction in capital employed from 1998 to 2001 is NOK 17.8 billion, corresponding to a 20.5% reduction.

On the NCS we restructured our portfolio as follows:
In June 2001, we realized a non-taxable gain of approximately NOK 1.4 billion related to the sale of our interests in our non-core assets in the Grane, Jotun and Njord fields and a 12% interest in the Snøhvit field in Norway (reducing our interest to 22.29%). In 2000, these assets accounted for revenues of NOK 1.5 billion and contributed NOK 364 million to our depreciation charge. At December 31, 2000 these interests represented 54 mmboe of proved reserves.

In 1999, in connection with the acquisition by Norsk Hydro ASA of all the outstanding ordinary shares in Saga Petroleum, an independent oil and gas exploration and production company, we acquired some of Saga Petroleum's interests in certain oil and gas producing licenses in exchange for a total purchase price of NOK 8.1 billion which we paid partly with cash (NOK 4.2 billion) and partly with our existing shareholding in Saga Petroleum which we transferred to Norsk Hydro. The production from the acquired Saga Petroleum assets represented approximately an additional 63,000 boe per day in 2000. Under our agreement with Norsk Hydro, we acquired interests in several exploration licenses and 320 mmboe of proved reserves and are scheduled to take over the Snorre, Vigdis, Tordis and Visund operatorships in the Tampen area of the northern North Sea in 2003. By increasing our oil production, the acquisition of the Saga Petroleum assets also contributed to a 2.1% increase in our revenue from 1999 to 2000, as discussed below under —Combined Results of Operations.

We restructured our E&P International portfolio as follows:
In May 2001, we sold our 4.76% interest in the large Kashagan oil field discovery off Kazakhstan in the Caspian Sea and realized a pre-tax profit of NOK 1.6 billion (NOK 1.2 billion after tax).

In December 2001, we sold our operations in Vietnam. This included the development of the Lan Tay and Lan Do gas and condensate fields (Statoil share 13.33%), a gas pipeline and a gas receiving station (Statoil share 16.33%) and interests in two exploration licenses, Block 05.2 (Statoil share 33.33%) and Block 05.3 (Statoil share 50%). We realized a pre-tax profit of NOK 1.3 billion (NOK 0.9 billion after tax).

In 2000, we divested our exploration interests in the Gulf of Mexico. We recorded a provision of NOK 500 million against this sale in 1999, the year in which we decided to divest these interests, which was partially reversed in 2000.

In 1999, we sold the exploration and production activities of our US subsidiary, Statoil Energy Inc., and in 2000 we sold Statoil Energy's marketing arm. In connection with this disposal we recorded a loss of NOK 1.1 billion, of which NOK 900 million was recorded in 1999 and NOK 200 million was recorded in 2000. In 1999, Statoil Energy accounted for revenues of NOK 18.5 billion (which accounted for approximately 85% of our International E&P business segment's total revenues for that year) and proved reserves of 217 million boe. As a result of these sales, the revenue of International E&P decreased by 58% from 1999 to 2000.

In December 2001, we decided to write down the book value of our interests in LL 652 in Venezuela due to a slower-than-expected reservoir repressurization resulting in a reduction of the projected volumes of oil recoverable during the remaining contract. Through the writedown we recognized a pre-tax loss of NOK 2.0 billion (NOK 1.4 billion after tax).

In Natural Gas, we restructured our portfolio as follows:
In October 2001 we implemented a new strategy for our UK business with the effect that we sold our small customer portfolio to Shell Gas Direct, and we shifted from end user sales focus towards sales to larger, industrial customers.

In Manufacturing and Marketing, we restructured our portfolio as follows:
In May 2001, we sold our 15% interest in the Malaysian Refining Company, which operates the refinery in Melaka, Malaysia to the two other shareholders in that refinery, Petronas and Conoco Asia.

In October 2001, we acquired, as part of the restructuring of our ownership in Navion, the Rasmussengruppen's 20% equity interest in the company, so that we now own 100% of Navion. The agreement was effective from October 1, 2001. In addition, as part of the restructuring, we sold our interests in the production ships Navion Munin and Berge Hugin to Bluewater in the second half of 2001.

In 1999, we sold 50% of our shares in SDS to ICA/Ahold and recorded a NOK 1.2 billion gain on the sale. We account for the results of this business using the equity method of accounting. Accordingly, we include our 50% share of the net income of SDS in our revenues.

Factors Affecting Our Results of Operations

Our results of operations substantially depend on:

- crude oil trading prices, which increased significantly in 1999 and 2000, but decreased in 2001;
- natural gas contract prices, which declined in 1999, but strengthened considerably in 2000 and 2001;
- trends in the exchange rate between the US dollar, in which the trading price of crude oil is generally stated, and the Norwegian kroner, in which our accounts are held and a substantial portion of our costs are incurred; and
- our oil and gas production volumes, which in turn depend on available petroleum reserves, and our own as well as our partners' expertise in recovering oil and gas from those reserves.

Our results will also be affected by trends in the international oil industry including:

- recent volatility in oil prices, possible or continued actions by the Norwegian Government or possible continued actions by members of the Organization of Petroleum Exporting Countries affecting price levels;
- recent consolidation in the industry, including mergers creating so-called "super majors", which is sharpening competition for exploration opportunities and operatorships; and
- the deregulation of the natural gas markets, which may cause substantial changes to the existing market structures and to the overall level and volatility of prices.

The following table shows the yearly average crude oil trading prices, natural gas contract prices and Norwegian kroner/US dollar exchange rates for 1999, 2000 and 2001.

	1999	*2000*	*2001*
Crude oil (US$ per barrel Brent blend)	18.0	28.5	24.4
Natural gas[1] (NOK per scm)	0.58	0.99	1.22
Norwegian kroner/US dollar average daily exchange rate	7.80	8.81	8.99

(1) From the Norwegian Continental Shelf.

The following table illustrates how certain changes in the crude oil trading price, natural gas contract prices, refining margins and the Norwegian kroner/US dollar exchange rate may impact our income before financial items, income taxes and minority interest and our net income assuming activity at levels achieved in 2001.

Sensitivities on 2001 results

(IN NOK BILLION)	*CHANGE IN EBIT[1]*	*CHANGE IN NET INCOME*
Oil price (+/- US$ 1/bbl)	2.5	0.6
Gas price (+/- 10%)	1.8	0.4
Refining margins (+/- US$ 0.50/bbl)	0.5	0.3
US dollar exchange rate impact on revenues and costs (+/- NOK 0.50)	3.0	0.7
US dollar exchange rate impact on financial debt (+/- NOK 0.50)	-	0.7

(1) Income before financial items, income taxes and minority interest.

The sensitivities on our financial results shown in the table above would differ from those that actually would appear in our consolidated financial statements. Our consolidated financial statements would also reflect the effect on trading margins in the Natural Gas and Manufacturing and Marketing business segments, our exploration expenditures development and exploration success rate, inflation, potential tax system changes, as well as the effect of any hedging program in place.

Our hedging activities are designed to assist our long-term strategic development and attainment of targets by protecting financial flexibility and cash flow, allowing the corporation to be able to undertake profitable projects/acquisitions and avoiding forced divestments during periods of adverse market conditions. For the oil price we have put on a downside protection structure for some of our production, reducing price risk below US$ 17 per barrel in 2001 and below US$ 18 per barrel for 2002. Natural gas is typically sold under price formulas that establish time lags for the change of the gas price. Approximately 25% of the refining margin for 2001 was locked in late 2000. Also, the currency mix of the debt has been optimized with regard to underlying cash flow exposure. Our cash-flow exposure is primarily US dollar driven; thus, our debt is mainly in US dollars.

We market and sell the Norwegian State's oil and gas together with our own production. Historically, when we took SDFI production of oil and gas into our own inventory, for example for use in our downstream operations (e.g., in our refining business or our downstream retail operations), we included the proceeds from the sale of such production in our revenues and the price we paid to the Norwegian State in our cost of goods sold. When we sold the SDFI oil and gas on to external customers directly, however, we did not take SDFI production into our own inventory, and we included only the net result of this trading activity in our revenues.

Anticipating our initial public offering, the Norwegian State, acting as sole shareholder, held an extraordinary general meeting on February 27, 2001 and approved a resolution stating that Statoil shall continue to market and sell the Norwegian State's oil and gas. The terms that apply to our marketing and sale of the SDFI oil and gas after the Norwegian State's restructuring of its oil and gas assets are set out in the owner's instruction which was adopted by our general assembly on May 25, 2001 and became effective on June 17, 2001. Pursuant to the owner's instruction, we agreed to purchase all of the SDFI oil and NGL produced and, therefore, include the proceeds from the sale of the SDFI production as revenue and the price that we pay to the Norwegian State as cost of goods sold. The treatment of our sales of SDFI natural gas remains the same.

Historically, we paid to the Norwegian State the "norm price" for crude oil set by the Norwegian Petroleum Price Board, an independent panel of assessors, based on an average of spot market prices and contract prices for NCS oil during the recent month. The price we paid to the Norwegian State for NGL and natural gas was equal to the price actually obtained from the sale to third parties. After June 17, 2001, the price that we pay to the Norwegian State for natural gas, however, is either the market value, if we take the natural gas into our own inventory, or, if we sell the natural gas directly to external customers or to us, our payment to the Norwegian State is based on either achieved prices, a net back formula or market value. We now purchase all of the Norwegian State's oil and NGL. Pricing of the crude oil is based on market reflective prices. NGL prices are based on either achieved prices, market value or market reflective prices.

Total purchases of oil and gas from the Norwegian State by Statoil amounted to NOK 50,987 million, NOK 39,185 million and NOK 22,293 million in 2001, 2000 and 1999, respectively.

As with all producers on the NCS, we pay a royalty to the Norwegian State for NCS oil produced from fields approved for development prior to January 1, 1986. Oil fields in our portfolio currently paying royalty are Statfjord, Gullfaks and Oseberg, which together represented 37%, 30% and 27% of our total petroleum production in 1999, 2000 and 2001 respectively. The royalty is generally paid in kind, and varies from 8% to 16% of the oil produced. We purchase from the Norwegian government at the "norm price" all royalty oil paid in kind by producers on the NCS. We include the costs of purchase and the proceeds from the sale of the royalty oil, which we resell or refine, in our cost of goods sold and sales revenue, respectively. No royalty is paid from fields approved for development on January 1, 1986 or later. Remaining royalty obligations will gradually be abolished in such a manner that royalty payments from Statfjord will be abolished over a three-year period and royalty payments from Gullfaks and Oseberg will be abolished over a six-year period, in each case beginning in 2000.

Fluctuating foreign exchange rates can have a significant impact on our operating results. Our revenues are mainly denominated in US dollars, while our operating expenses and income taxes payable accrue to a large extent in Norwegian kroner. We seek to manage this currency mismatch by issuing or swapping long-term debt into US dollars and engaging in foreign currency hedging. We manage the risk arising from our interest rate exposures through the use of interest rate derivatives, primarily interest rate swaps, based on a benchmark for the duration of our total loan portfolio. See — Liquidity and Capital Resources — Risk Management. In general, an increase in the value of the US dollar against the Norwegian krone can be expected to increase our reported earnings. As a result, such an increase would favor Statoil if maintained in the longer term. However, because our currently outstanding debt is principally in US dollars, the benefit to Statoil would be offset in the near term by an increase in the value of our debt which would be recorded as a financial expense and, accordingly, would adversely affect our net income. See — Liquidity and Capital Resources — Risk Management.

Historically, our revenues have largely been generated from the production of oil and natural gas from the NCS. Norway imposes a 78% marginal tax rate on income from offshore oil and gas activities. Our earnings volatility is moderated as a result of the significant amount of our Norwegian offshore income that is subject to a 78% tax rate in profitable periods and the significant tax assets generated by our Norwegian offshore operations in any loss-making periods. A significant part of the taxes we pay are paid to the Norwegian State. In June 2001, the Storting enacted certain changes in the taxation of petroleum operations.

Combined Results of Operations

The following table shows certain income statement data, expressed in each case as a percentage of total revenues.

	YEAR ENDED DECEMBER 31, 1999	2000	2001
CONSOLIDATED STATEMENTS OF INCOME			
Revenues:			
Sales	99.6%	99.8%	97.8%
Equity in net income (loss) of affiliates	(0.5%)	0.2%	0.2%
Other income	0.9%	0.0 %	2.0%
Total revenues	100.0%	100.0 %	100%
Expenses:			
Cost of goods sold	53.0%	51.9%	53.4%
Operating expenses	17.1%	12.5%	12.5%
Selling, general and administrative expenses	4.4%	1.7%	1.5%
Depreciation, depletion and amortization	11.7%	6.8%	7.6%
Exploration expenses	2.1%	1.1%	1.2%
Total expenses before financial items	88.3%	74.0%	76.2%
Income before financial items, income taxes and minority interest	11.7%	26.0%	23.8%

Years ended December 31, 2001, 2000 and 1999

Sales. Our sales revenue includes sales of our own oil and gas production and sales of oil and gas production that we purchase from others, including oil and gas that we purchase from the SDFI to take into our own inventory and royalty oil, as well as, prior to June 17, 2001, the net result of our marketing and selling of SDFI oil and gas production that we sold directly on to external customers. Sales revenues also include our share of tariffs paid by third parties for transport through pipelines in which we have interests and revenues from our majority-owned downstream businesses.

Beginning on June 17, 2001, our sales revenue and cost of goods sold include sales of SDFI oil and NGL production that we purchase pursuant to the owner's instruction, regardless of whether it is for resale to external customers directly or for our own inventory (and not just the net result). See — Factors Affecting Our Results of Operations above for more information.

Our sales revenue totaled NOK 231.1 billion in 2001, compared to NOK 229.8 billion in 2000 and NOK 149.6 billion in 1999. The 0.5% increase in sales revenues from 2000 to 2001 was mainly due to a 29% increase in crude oil volumes bought from third parties and SDFI, primarily resulting from the new owner's instruction, and a 23% increase in our realized price of natural gas. This was to a large extent offset by a 15% reduction in realized oil prices, a 29% reduction in the refining margin (FCC-margin), our sale in 2000 of the marketing arm of our subsidiary Statoil Energy Inc. and the reduction in the contribution from Statpipe, as a consequence of our interest being reduced from 58.25% to 25% as of June 1, 2001, as part of the SDFI transaction. The decrease in oil price and refining margins were partly offset by a 2% strengthening of the US dollar against the Norwegian kroner.

Comprising the NOK 1.3 billion increase in sales revenues in 2001 was approximately NOK 35 billion due to increased SDFI and third party volumes and approximately NOK 4 billion due to an increase in the price and volumes sold of natural gas. Offsetting these increases, sales revenues decreased by approximately NOK 20 billion due to reduced oil prices, by approximately NOK 7 billion due to a reduction in sales revenues from refining, and approximately NOK 4 billion due to the absence of revenues from the marketing arm of Statoil Energy Inc. following the sale in 2000, as well as a reduced contribution from Statpipe.

Our average daily oil production increased from 733,300 barrels in 2000 to 754,900 barrels in 2001. This was primarily a result of the start of production from the Sincor field in Venezuela, increased production from the early oil phase on the Azeri-Chirag-Gunashli field in Azerbaijan, the effect of the Gullfaks Satellites Phase II, Glitne, Snorre Nord and Troll C fields coming on stream in Norway and increases in production from the Åsgard, Norne, Sygna, Oseberg Satellites and Snorre Sør fields. There was, however, a lower than expected production increase at Åsgard due a shutdown of production on the Åsgard B platform due to leakages in the welded joints on the subsea flowlines from the production wells to the platform. In addition, as a result of an underlifting position on the NCS in 2000, as compared to an overlifting position for 2001, we lifted a higher volume of oil on the NCS than that represented by our total equity interest in 2001 while in 2000 we lifted a lower volume of oil than represented by our total equity interest. See below for a description of the difference between produced volumes and lifted volumes. The increase in average daily oil production was partially offset by a decline in the output from the Lufeng field in China and the Siri field in Denmark and a decline in the output from the mature fields Statfjord and Gullfaks on the NCS and reduced production from the Heidrun and Sleipner fields and the decommissioning of the Yme field.

Our gas volumes sold of own produced gas were 14.7 bcm (518.8 bcf) in 2001, approximately the same as the volumes sold in 2000.

The 54% increase in sales revenue from 1999 to 2000 was principally due to an approximately 58% increase in our realized crude oil prices, an approximately 71% increase in our realized natural gas prices and an increase in our own oil production following the acquisition of the Saga Petroleum assets in July 1999, offset in part by a 58% decrease in sales revenue in our International E&P segment due to the sale of Statoil Energy Inc. In addition, the increase in our sales revenue from 1999 to 2000 reflected a strengthening of the US dollar against the Norwegian kroner, which contributed to the increase in crude oil prices measured in Norwegian kroner. Of the NOK 80.2 billion increase in sales revenue in 2000, approximately NOK 60 billion was due to the increase in oil prices expressed in NOK, approximately NOK 6 billion was due to an increase in the price and volumes sold of natural gas and approximately NOK 4 billion was due to the increase in oil production. Our average daily oil production increased from 709,900 barrels in 1999 to 733,300 barrels in 2000, primarily as a result of the acquisition of the Saga Petroleum assets in July 1999, which was reflected in our financial statements for a full year beginning in 2000 and which increased our average daily oil production in 2000 as compared to 1999 by approximately 30,000 barrels per day. Although our gas volumes sold decreased from 14.8 bcm (522.7 bcf) in 1999 to 14.7 bcm (519.2 bcf) in 2000 due primarily to our sale of Statoil Energy Inc., we generated higher revenues from gas sales as a result of an increase in our realized price of natural gas on the NCS of approximately 71% over the same period.

We record revenues from sales of production based on lifted volumes. The term "production" as used in this section means lifted volumes. Overlifting and underlifting positions are a result of Statoil lifting either a higher or a lower volume of oil than that represented by our total equity interest in that field.

Equity in net income (loss) of affiliates. Equity in net income (loss) of affiliates principally includes our 50% equity interest in Borealis, our 50% equity interest in SDS, our wholly-owned subsidiary Navion's 50% equity interest in the West Navion drill ship and our former 15% interest in the Melaka refinery which was sold in 2001. Our share of equity in net income of affiliates was NOK 439 million in 2001, NOK 523 million in 2000 and a loss of NOK 745 million in 1999. The decrease from 2000 to 2001 was primarily due to reduced income of Borealis as a result of reduced petrochemical margins. The increase from 1999 to 2000 was primarily due to an increase in the income of SDS, whereas the 1999 result was affected by the NOK 1.2 billion writedown in the value of our interest in the West Navion drill ship and the NOK 500 million writedown in the value of our 15% interest in the Melaka refinery.

Other income. Other income was NOK 4.8 billion in 2001, NOK 70 million in 2000 and NOK 1.3 billion in 1999. The NOK 4.8 billion income in 2001 primarily comprises the gain realized on the sale of non-core assets in the Grane, Njord and Jotun fields and a 12% interest in the Snøhvit field, the sale of our 4.76% interest in the Kashagan oil field discovery in the Caspian Sea and the sale of our operations in Vietnam. The NOK 1.3 billion income in 1999 primarily comprises the gain realized on the sale of 50% of SDS to ICA/Ahold.

Cost of goods sold. Historically, our cost of goods sold included the cost of oil and gas production that we purchased for resale or refining, including SDFI oil and gas purchased for our own inventory, including royalty oil. Beginning on June 17, 2001, our cost of goods sold includes the cost of the SDFI oil and NGL production that we purchase pursuant to the owner's instruction, regardless of whether it is for resale to external customers directly or for our own inventory. See —Factors Affecting Our Results of Operations above for more information.

Cost of goods sold increased to NOK 126.2 billion in 2001 from NOK 119.5 billion in 2000 and NOK 79.5 billion in 1999. The 5.6% increase in 2001 is mainly due to increased purchase of SDFI volumes pursuant to the owner's instruction and third party volumes. This was partly offset by a reduction in crude oil prices and the sale in 2000 of the marketing arm of our subsidiary, Statoil Energy Inc.

The increase of 50% from 1999 to 2000 was primarily due to an increase in crude oil prices and also, to a lesser extent, increased purchases of royalty oil, increased purchases of SDFI oil and a net increase in oil purchased from others for trading or for use in our operations. The increase occurred despite the 2000 divestment of the marketing arm of Statoil Energy Inc., which accounted for approximately 20% of our total cost of goods sold in 1999.

Operating expenses. Our operating expenses include production costs in fields and transport systems related to our share of oil and gas production. Operating expenses increased to NOK 29.5 billion in 2001 compared to 28.9 billion in 2000 and NOK 25.7 billion in 1999. The 2% increase from 2000 to 2001 reflects a NOK 0.5 billion and NOK 0.2 billion increase in the operating expenses of our Manufacturing and Marketing and Natural Gas business segments, respectively. The increases are primarily due to increased volumes of oil and gas transported. We also recognized an increase in operating expenses due to new fields coming on stream, and an increase in preparation for operational activities for new fields. These increases were partly offset by reduced provisions as a result of updated cost estimates for future removal of field installations on the NCS, and reduced operating costs within our International E&P segment mainly due to lower production of oil and gas.

The 13% increase from 1999 to 2000 was principally due to new fields coming on stream in 2000, and the effect of including the acquired Saga assets in our financial statements for a full fiscal year, partially offset by a reduction in operating expenses following the implementation of our cost reduction program.

Selling, general and administrative expenses. Our selling, general and administrative expenses include costs relating to the selling and marketing of our products, including business development costs, payroll and employee benefits. Our selling, general and administrative expenses decreased to NOK 3.5 billion in 2001 compared to NOK 3.9 billion in 2000 and NOK 6.7 billion in 1999. The decrease from 2000 to 2001 was mainly a result of our sale of the marketing arm of our subsidiary, Statoil Energy Inc. in 2000.

The 42% decrease from 1999 to 2000 primarily reflected the sale of 50% of SDS to ICA/Ahold in 1999, following the transfer of our retail network of service stations in Scandinavia to SDS, and the accompanying deconsolidation of the expenses associated with these service stations. This resulted in expense reduction of approximately NOK 1.4 billion in 2000. This decrease was also due in part to the cost savings program initiated in 1999, which reduced our selling, general and administrative costs from 2000.

Depreciation, depletion and amortization expenses. Our depreciation, depletion and amortization expenses include depreciation of production installations and transport systems, depletion of fields in production, amortization of goodwill and other intangible assets and depreciation of capitalized exploration costs as well as writedowns of impaired long-lived assets. Depreciation, depletion and amortization expenses were NOK 18.1 billion in 2001, NOK 15.7 billion in 2000 and NOK 17.6 billion in 1999. The increase of 15% from 2000 to 2001 was due principally to the writedown of NOK 2.0 billion (NOK 1.4 billion after tax) on the LL 652 oil field in Venezuela and increased depreciation due to higher production.

Depreciation, depletion and amortization expenses decrease by 10% from 1999 to 2000, due principally to several major writedowns and provisions taken in 1999 regarding the value of some of our refineries and other assets. This decrease was partially offset by an increase in depreciation as a result of the acquisition of the Saga assets being reflected in our financial statements for a full year. In addition, the increase in depreciation was also due to a full year effect of production at Åsgard and other new fields with higher depreciation rates compared to more mature fields.

Exploration expenses. Our exploration expenditure is capitalized to the extent our exploration efforts are successful and is otherwise charged to expense as incurred. Our exploration expenses consist of the expensed portion of our current-period exploration expenditures and write-offs of exploration expenditures capitalized in prior periods. Exploration expenses were NOK 2.9 billion in 2001, NOK 2.5 billion in 2000 and NOK 3.1 billion in 1999. The increase of 17% from 2000 to 2001 was mainly due to a NOK 0.5 billion increase in exploration expenditure capitalized in previous years but written off in 2001 and a lower success rate in 2001 which resulted in a higher level of costs being expensed. This was partly offset by a NOK 0.7 billion decrease in exploration expenditures, primarily as a result of a lower level of exploration activity within our International E&P business segment partly offset by an increase in the exploration activity on the NCS. A total of 27 exploration and appraisal wells were completed in 2001, of which 15 resulted in discoveries.

Exploration expenses decreased to NOK 2.5 billion in 2000 from NOK 3.1 billion in 1999, a reduction of 21%, due to a higher success rate in 2000, which resulted in a lower level of costs being expensed, partly offset by the effect of the strengthening of the US dollar against the Norwegian krone. In addition, exploration expenses in 1999 include NOK 0.8 billion relating to write-offs of expenditures capitalized in prior periods following a review of our NCS exploration portfolio, while exploration expense in 2000 included NOK 0.4 billion of exploration expenditure capitalized in previous years but written off in 2000.

Income before financial items, income taxes and minority interest. Income before financial items, income taxes and minority interest totaled NOK 56.2 billion in 2001, NOK 60.0 billion in 2000, and NOK 17.6 billion in 1999. The 6% decline from 2000 to 2001 is mainly due to a 13% decrease in oil prices in NOK, a 29% reduction in refining margins and a NOK 2 billion writedown of the LL 652 oil field in Venezuela. These effects have partly been offset by a 23% increase in gas prices, a 3% increase in produced volumes of oil and NOK 4.3 billion in pre-tax gains related to the sale of interests on the NCS, the sale of our interest in the Kashagan oil field in Kazakhstan and the sale of Statoil's operations in Vietnam.

From 1999 to 2000, income before financial items, income taxes and minority interest increased 241%, due primarily to a substantial increase in our revenues as discussed above, and benefits from our cost reduction program, as well as the absence in 2000 of NOK 7.2 billion in writedowns and provisions discussed below.

The writedowns in 1999 principally consisted of a NOK 1.8 billion writedown in the value of our refinery at Kalundborg, a NOK 1.2 billion writedown in the value of our interest in the West Navion drill ship and two NOK 500 million writedowns in respect of our 15% interest in the refinery in Melaka and our methanol plant at Tjeldbergodden. The provisions in 1999 principally consisted of a NOK 1.4 billion provision with respect to our operations in the United States and a significant provision related to estimated losses on rig rental contracts. Over the 1998-2000 period we provided approximately NOK 1.6 billion for the anticipated reduction in market value of fixed-price drilling service contracts. At December 31, 2001, the remaining reserve for these losses was NOK 734 million, which we believe will be sufficient to cover the remaining exposure. This judgment is based on assumptions regarding our own utilization of the rigs and the rate and duration at which we can sublet these rigs to third parties. Should our assumptions prove to be incorrect, changes in the provision may be required.

In 2001, 2000 and 1999, our income before financial items, income taxes and minority interest margins, measured as a percentage of income before financial items, income taxes and minority interest to revenue, was 24%, 26% and 12%, respectively.

Net financial items. In 2001 we reported a net income from financial items of NOK 0.1 billion, compared to a net expense of NOK 2.9 billion in 2000, and a net income of NOK 1.4 billion in 1999. The changes from year to year resulted principally from change in unrealized currency losses on the US dollar portions of our outstanding indebtedness due to changes in the US dollar rate against the Norwegian kroner. The currency mix of the debt portfolio changed during 2001, from 80% to nearly 100% US dollar, which due to the timing resulted in additional unrealized currency gains. However, in the same period we realized higher interest costs due to an increase in net debt resulting from the acquisition of SDFI assets. The net income in 1999 resulted from the gain of approximately NOK 1.5 billion from the sale of shares in Saga Petroleum to Norsk Hydro, which more than offset the effect of the reduction in of the Norwegian kroner rate.

Income taxes. Our effective tax rates were 68.5%, 70.9% and 67.6% in 2001, 2000 and 1999, respectively. Our effective tax rate is our income taxes divided by our income before income taxes and minority interest. Fluctuations in these rates from year to year are principally a result of changes in the components of income between Norwegian oil and gas production, taxed at a marginal rate of 78%, other Norwegian income, taxed at 28%, and income in other countries taxed at the applicable income tax rate. Tax benefits of net losses in foreign subsidiaries have in some cases been offset or reduced by a valuation allowance.

Minority interest. Minority interest in net profit in 2001 was NOK 488 million compared to NOK 484 million in 2000. Minority interest consists primarily of Shell's 21% interest in the Mongstad crude oil refinery, which Shell acquired effective January 1, 2000, and the Norwegian State's 35% interest in the crude oil terminal at Mongstad, which was transferred to the Norwegian State effective June 1, 2001 as part of the SDFI transaction. Minority interest also include Rasmussengruppen's 20% equity interest in Navion until October 1, 2001, when we, as part of restructuring our ownership in Navion, acquired the Rasmussengruppen's equity interest in the company.

Minority interest in net losses was NOK 256 million in 1999. The increase from 1999 to 2000 primarily reflected increased net income at Mongstad and in Navion.

Net income. Net income in 2001 was NOK 17.2 billion compared to NOK 16.2 billion in 2000 and NOK 6.4 billion in 1999 for reasons discussed above.

Business Segments

The following table details certain financial information for our four business segments. In combining segment results, we eliminate inter-company sales. These include transactions recorded in connection with our oil and natural gas production in the E&P Norway or International E&P segments and also in connection with the sale, transport or refining of our oil and natural gas production in the Manufacturing and Marketing or Natural Gas segments. Our E&P Norway business segment produces oil, which it sells internally to the trading arm of our Manufacturing and Marketing business segment, which then sells the oil on the market. E&P Norway also produces natural gas, which it sells internally to our Natural Gas business segment, also to be sold on the market. As a result, we have established a market price-based transfer pricing policy whereby we set an internal price at which our E&P Norway business segment sell oil and natural gas to the Manufacturing and Marketing and to the Natural Gas business areas. Historically, for sales of oil from E&P Norway to Manufacturing and Marketing, the transfer price with respect to oil types where prices are quoted on the market consists of the applicable market price less a margin of NOK 2.15 per barrel and, for all other oil types, the transfer price consists of the estimated "norm price" less a margin of NOK 2.15. As of June 17, 2001, the transfer price with respect to all types of oil is the applicable market reflective price less a margin of NOK 0.70 per barrel. For sales of gas from E&P Norway to Natural Gas, the transfer price is indexed based on a base oil price of US$ 15 per barrel and a fixed internal rate of return to E&P Norway of 11% for each natural gas field, with a minimum transfer price of NOK 0.07 per scm. The transfer price for sales from E&P Norway to Natural Gas is recalculated quarterly to take into account the oil price in the previous three- to nine-month period.

	YEAR ENDED DECEMBER 31,			
(NOK AND US$ IN MILLIONS)	*1999 NOK*	*2000 NOK*	*2001 NOK*	*2001 US$*
E&P Norway				
Revenue	38,487	71,135	65,655	7,317
Income before financial items, income taxes and minority interest	16,841	46,715	40,697	4,536
Long-Term Assets	77,881	79,864	77,550	8,643
International E&P				
Revenue	21,745	9,027	7,693	857
Income before financial items, income taxes and minority interest	(1,995)	773	1,291	144
Long-Term Assets	14,821	19,465	21,530	2,400
Natural Gas				
Revenue	13,799	20,624	23,468	2,616
Income before financial items, income taxes and minority interest	5,052	7,893	9,629	1,073
Long-Term Assets	13,557	13,030	10,500	1,170
Manufacturing and Marketing				
Revenue	112,535	201,585	203,387	22,668
Income before financial items, income taxes and minority interest	(1,754)	4,559	4,480	499
Long-Term Assets	31,197	32,925	30,432	3,392
Other and Eliminations				
Revenue	(36,434)	(71,946)	(63,867)	(7,118)
Income before financial items, income taxes and minority interest	(566)	51	57	6
Long-Term Assets	13,438	13,042	11,026	1,229
Total income before financial items, income taxes and minority interest	17,578	59,991	56,154	6,258

E&P Norway

The following table sets forth certain financial and operating data regarding our E&P Norway business segment and percentage change for the three years ended December 31, 2001.

	YEAR ENDED DECEMBER 31,				
	1999	*2000*	*% CHANGE*	*2001*	*% CHANGE*
Revenues (in NOK million)	38,487	71,135	85%	65,655	(8%)
Depreciation, Depletion and Amortization (in NOK million)	9,126	11,225	23%	11,806	5%
Exploration Expense (in NOK million)	2,016	1,310	(35%)	2,008	53%
Income before financial items, income taxes and minority interest (in NOK million)	16,841	46,715	177%	40,697	(13%)
Production:					
Oil (mboe/day)	651.4	676.2	4%	697.1	3%
Natural gas (mmcf/day)	1,272	1,365	7%	1,380	1%
Total Production (mboe/day)	877.8	919.2	5%	942.7	3%
Reserve replacement ratio(1)(2)	0.80	0.85	6%	0.77	(9%)
Finding cost (US$ per boe)(1)	2.13	1.68	(21%)	1.53	(11%)
Finding and Development Costs (US$ per boe)(1)	10.98	10.65	(3%)	9.35	(12%)
Unit Production (lifting) Cost (US$ per boe)(3)	3.22	2.82	(12%)	2.77	(2%)

(1) Reserve replacement ratio, finding cost and finding and development costs are calculated as a rolling three year average based on our proved reserves estimated in accordance with the SEC definitions.
(2) The reserve replacement ratio is defined as the total additions to proved reserves, including acquisitions and disposals, divided by volumes produced.
(3) Our unit production (lifting) cost is calculated as operating costs relating to the production of oil and gas divided by the total production (lifting) of petroleum in a given year.

Years ended December 31, 2001, 2000 and 1999

E&P Norway generated revenues of NOK 65.7 billion in 2001, compared to NOK 71.1 billion in 2000 and NOK 38.5 billion in 1999. The 8% decrease in revenue from 2000 to 2001 resulted primarily from an approximately 15% decrease in our average realized crude oil prices, partly offset by a 15% increase in the price of natural gas sold from E&P Norway to Natural Gas mainly due to an increase in our realized price of natural gas. The reduction in oil prices was also partly offset by a 2% increase in the exchange rate between US dollars and Norwegian kroner. In addition, revenues in 2001 included approximately NOK 1.4 billion in non-taxable gains related to the sale of our interest in the Grane, Jotun and Njord fields and 12% interest in the Snøhvit field (reducing our interest to 22.29%). The 85% increase from 1999 to 2000 resulted primarily from an approximately 58% increase in our weighted average realized crude oil prices, an 82% increase in the transfer price of natural gas sold from E&P Norway to Natural Gas primarily as a result of a 71% increase in our realized price of natural gas, a higher exchange rate for translating US dollars into Norwegian kroner, increasing crude oil and natural gas sales measured in Norwegian kroner, and a 4% increase in our own oil production following the acquisition of the Saga assets in July 1999.

Average daily oil production in E&P Norway increased to 697,100 barrels in 2001 from 676,200 barrels in 2000 and from 651,400 barrels in 1999. The 3.1% increase in average daily oil production from 2000 to 2001 resulted primarily from the start up of the Gullfaks Satellites Phase II, Glitne, Snorre Nord and Troll C fields and from increased production from the Åsgard, Norne, Sygna, Oseberg Satellites and Snorre Sør fields. There was, however, a lower than expected production increase at Åsgard due to a shutdown of production on the Åsgard B platform due to leakages in the welded joints on the subsea flowlines from the production wells to the platform. The increase in production was partly offset by reduced production from the Statfjord, Gullfaks, Heidrun and Sleipner fields being in decline and the decommissioning of the Yme field in 2001. The 4% increase in average daily oil production from 1999 to 2000 resulted primarily from the acquisition of the Saga assets which had the effect of increasing our average daily oil production by approximately 30,000 barrels per day in 2000, as compared to 1999, as well as a full year of production from the Åsgard and Varg fields, together with an increase in production from our Troll oil field.

Average daily gas production was 39.1 mmcm (1,380 mmcf) in 2001, as compared to 38.6 mmcm (1,365 mmcf) in 2000 and 36.0 mmcm (1,272 mmcf) in 1999. Gas production increased by 1% between 2000 and 2001 and 7.3% between 1999 and 2000, due primarily to an increase in contracted gas volumes to continental Europe. Reduced sales in the first and second quarters of 2001 due to high realized price of natural gas, were offset by higher contractual offtakes at the end of 2001.

Depreciation, depletion and amortization expenses were NOK 11.8 billion in 2001, NOK 11.2 billion in 2000 and NOK 9.1 billion in 1999. The 5% increase from 2000 to 2001 resulted primarily from the start of production from our new fields Glitne, Huldra, Gullfaks Satellites; Phase II and Snorre North. The 23% increase in depreciation, depletion and amortization expenses from 1999 to 2000 resulted primarily from the effect of the Saga acquisition being included in our operating results for a full year, as well as a full year of production at Åsgard and other new fields with higher scheduled depreciation rates.

Exploration expenditure increased from 1999 to 2001. Exploration expenditure was NOK 2.0 billion in 2001, compared to NOK 1.7 billion in 2000 and NOK 1.6 billion in 1999. The 25% increase from 1999 to 2001 resulted primarily from an increase in the exploration activity, which is a consequence of our growth targets and reflects our confidence in the possibilities for new discoveries on the NCS.

Exploration expense in 2001 was NOK 2.0 billion, compared to NOK 1.3 billion in 2000 and NOK 2.0 billion in 1999. The 54% increase in exploration expenses from 2000 to 2001 resulted primarily from increased exploration activity. Eighteen exploration wells were completed in 2001, of which 12 resulted in discoveries, as compared to 14 exploration wells in 2000, of which 10 resulted in discoveries. In addition, exploration expense in 2001 included NOK 0.7 billion of expenditure, which had been capitalized in previous years but was written off in 2001 following an overall review of our NCS exploration activity. The 35% decrease in exploration expense from 1999 to 2000 was primarily the result of a higher success rate for wells drilled. In addition, exploration expense in 1999 included NOK 0.8 billion of expenditure which had been capitalized in previous years, but was written off in 1999 following an overall review of our NCS exploration activity, while exploration expense in 2000 included NOK 0.4 billion of exploration expenditure capitalized in previous years but written off in 2000. Excluding these amounts, exploration expense increased by 45% from 2000 to 2001 and decreased by 25% from 1999 to 2000.

Income before financial items, income taxes, and minority interest for E&P Norway was NOK 40.7 billion compared to NOK 46.7 billion in 2000 and NOK 16.8 billion in 1999. The 13% decrease in income before financial items, income taxes and minority interest from 2000 to 2001 was primarily the result of the reduction in sales revenues. Excluding the gains on sale of the Njord, Grane and Jotun fields and a 12% interest in the Snøhvit field, the income before financial items, income taxes and minority interest was NOK 39.3 billion, compared to NOK 46.7 billion in 2000. This was primarily due to lower oil prices in NOK, increased depreciation due to higher production and new fields coming on stream, and increased exploration expense. The decline in income before financial items, income taxes and minority interest has been partly offset by a higher transfer price for gas paid by Natural Gas, increased production of crude oil, increased sale of natural gas and reduced operating costs. The reduction in operating costs was mainly due to reduced costs of goods sold due to inventory adjustments and reduced provisions for future removal costs of field installations as a consequence of updated removal cost estimates. This was partly offset by an increase in operating costs due to new fields coming on stream and an increase in preparation for operational activities for new fields.

The increase in income before financial items, income taxes and minority interest from 1999 to 2000 of 177% was primarily the result of the substantial increase in sales revenues. In 1999, we also took a provision of NOK 900 million related to anticipated losses on contracts for rental of rigs entered into in 1997 and 1998.

International E&P

The following table sets forth certain financial and operating data regarding our International E&P business segment and percentage change in each of the three years ended December 31, 2001.

	YEAR ENDED DECEMBER 31,				
	1999	2000	% CHANGE	2001	% CHANGE
Revenues (in NOK million)	21,745	9,027	(58%)	7,693	(15%)
Depreciation, Depletion and Amortization (in NOK million)	2,544	1,704	(33%)	3,371	98%
Exploration Expense (in NOK million)	1,107	1,141	3%	866	(24%)
Income before financial items, income taxes and minority interest (in NOK million)	(1,995)	773	N/A	1,291	67%
Production (lifting):					
Oil (mboe/day)	58.6	57.1	(2%)	57.8	1%
Natural Gas (mmcf/day)	160	53	(67%)	41	(23%)
Total Production (lifting) (mboe/day)	87.1	66.6	(24%)	65.2	(2%)
Reserve replacement ratio(1)(2)(3)	5.17	3.62	(30%)	2.14	(32%)
Finding Cost (US$ per boe)(1)	1.93	1.73	(10%)	2.15	27%
Finding and Development Costs (US$ per boe)(1)(3)	5.80	5.09	(12%)	8.58	69%
Unit Production (lifting) Cost (US$ per boe)(4)	5.04	6.61	31%	5.16	(22%)

(1) Reserve replacement ratio, finding cost and finding and development costs are calculated as a rolling three year average based on our proved reserves estimated in accordance with the SEC definitions.

(2) The reserve replacement ratio is defined as the total additions to proved reserves, including acquisitions and disposals, divided by volumes produced.

(3) Adjusted for the sale of Statoil Energy Inc.

(4) Our unit production (lifting) cost is calculated by taking operating costs relating to the production of oil and gas and dividing them by the total production (lifting) of petroleum in a given year.

Years ended December 31, 2001, 2000 and 1999

International E&P generated revenues of NOK 7.7 billion in 2001, compared to NOK 9.0 billion in 2000 and NOK 21.7 billion in 1999. The 15% decrease in revenue from 2000 to 2001 was mainly due to lower production levels and lower prices for crude oil. These factors accounted for NOK 0.9 billion of the decrease. In addition, the decrease was impacted by the absence of revenues of NOK 3.3 billion due to the sale of the marketing, power generation and energy trading business of Statoil Energy Inc. in 2000. This decrease was partly offset by the approximately NOK 2.9 billion in gains from the divestments of the Kashagan field in Kazakhstan, and Vietnam assets in 2001. The 58% decrease in revenue from 1999 to 2000 was primarily the result of the sale of the upstream business of Statoil Energy Inc. in late 1999 and the sale of the marketing, power generation and energy trading business in early 2000. This was partially offset by an approximately 58% increase in crude oil prices and a higher exchange rate for translating US dollars into Norwegian kroner.

Average daily oil production was 57,800 barrels per day in 2001 compared to 57,100 barrels per day in 2000 and 58,600 barrels per day in 1999. The 1% increase in average daily production of oil from 2000 to 2001 resulted primarily from increased production from the Azeri-Chirag-Gunashli field in Azerbaijan and Sincor in Venezuela. These increases were mainly offset by declining production for the Siri field in Denmark and Lufeng field in China. The 3% decrease in average daily production of oil from 1999 to 2000 resulted primarily from a decline in production from the Lufeng field in China.

Average daily gas production in 2001 was 1.2 mmcm (41 mmcf) compared to 1.5 mmcm (53 mmcf) in 2000 and 4.5 mmcm (160 mmcf) in 1999. The 23% decrease from 2000 to 2001 resulted from the Jupiter gas field in the UK being in decline as well as production difficulties due to hydraulic problems with three of the wells at Jupiter during the second half of 2001. Production from one well resumed in the fourth quarter of 2001, and one additional well came back on stream in early 2002. We will decide what steps to take with the third well depending on the development of the production capacity from the existing wells. The 67% decrease from 1999 to 2000 primarily resulted from the sale of the upstream activities of Statoil Energy Inc.

Depreciation, depletion and amortization expenses were NOK 3.4 billion in 2001 compared to NOK 1.7 billion in 2000 and NOK 2.5 billion in 1999. The 98% increase in 2001 as compared to 2000 is primarily related to the NOK 2.0 billion writedown of the LL 652 oil field in Venezuela. The 33% decrease from 1999 to 2000 primarily related to the sale of the upstream business of Statoil Energy Inc. in 1999 and the corresponding absence of a NOK 900 million financial provision taken in 1999 with respect to Statoil Energy Inc.

Exploration expenditure was NOK 0.7 billion in 2001, compared to NOK 1.8 billion in 2000 and NOK 1.4 billion in 1999. The 61% decrease in exploration expenditure from 2000 to 2001 was primarily due to lower exploration activity in 2001. The 30% increase in exploration expenditure from 1999 to 2000 was due primarily to the strengthening of the US dollar, increasing the expenditure measured in Norwegian kroner. Increased drilling activities inside our core assets in 2000 were partially offset by the implementation of our cost reduction program.

Exploration expense in 2001 was NOK 0.9 billion, compared to NOK 1.1 billion in 2000 and NOK 1.1 billion in 1999. The 24% decrease in exploration expense from 2000 to 2001 was primarily a result of lower exploration activity, partly offset by the 50% writedown of the signature bonus in Angola block 31 due to the dry well in the Jupiter prospect. In total, nine exploration and appraisal wells were completed in 2001. Of these wells, three resulted in discoveries. The 3% increase in exploration expense from 1999 to 2000 was primarily due to the currency effect of translating the US dollar costs into Norwegian kroner.

Income before financial items, income taxes and minority interest for International E&P in 2001 was NOK 1,291 million compared to NOK 773 million in 2000 and a loss before financial items, income taxes and minority interest of NOK 1,995 million in 1999. The 67% increase from 2000 to 2001 is mainly due to the gain of NOK 2.9 billion from the divestments of the Kashagan field in Kazakhstan, and Vietnam assets, partly offset by the NOK 2.0 billion writedown of the LL 652 oil field in Venezuela. Excluding these items the income before financial items, income taxes and minority interest was NOK 0.4 billion in 2001. Lower oil prices were the main reason for the decline in the 2001 income before financial items, income taxes and minority interest compared to 2000. This was partly offset by a reduction in operating costs due principally to lower production and lower production cost per barrel, reduced depreciation and reduced exploration expense. Significant improvement in our income before financial items, income taxes and minority interest occurred from 1999 to 2000 primarily due to increased underlying revenue excluding the effect of the sale of Statoil Energy Inc., and decreased operating expenses as a result of our cost reduction program, as well as the absence in 2000 of the NOK 1.4 provision taken in connection with the disposals of our US operations, of which NOK 900 million was taken in respect of Statoil Energy Inc. and NOK 500 million related to our upstream interests in the Gulf of Mexico.

Natural Gas

The following table sets forth certain financial and operating data for our Natural Gas business segment and percentage changes in each of the three years ended December 31, 2001.

	YEAR ENDED DECEMBER 31,				
	1999	*2000*	*% CHANGE*	*2001*	*% CHANGE*
Revenues (in NOK million)	13,799	20,624	49%	23,468	14%
Natural gas sales (in NOK million)	9,454	16,060	70%	18,984	18%
Processing and transportation (in NOK million)	4,345	4,564	5%	4,484	(2%)
Income before financial items, income taxes and minority interest (in NOK million)	5,052	7,893	56%	9,629	22%
Volumes marketed:					
For our own account (bcf)	464.3	499.7	8%	517.8	4%
For the account of the SDFI (bcf)	573.2	601.5	5%	666.9	11%
For our own account (bcm)	13.1	14.1	8%	14.7	4%
For the account of the SDFI (bcm)	16.2	17.0	5%	18.9	11%

Years ended December 31, 2001, 2000 and 1999

Revenues in the Natural Gas business mainly consist of gas sales derived from long-term gas sales contracts, tariff revenues from pipelines, transportation and income from our share in the Kårstø processing facility. Natural Gas generated revenues of NOK 23.5 billion in 2001, compared to NOK 20.6 billion in 2000 and NOK 13.8 billion in 1999. The 14% increase in 2001 over 2000 resulted mainly from a 23% average increase in NCS natural gas prices. Revenues also increased due to new gas deliveries to the Kårstø processing plant from the Åsgard, Draugen, Heidrun and Norne fields, but was offset by a decline in the contribution from Statpipe as a consequence of our interest being reduced from 58.25% to 25% as of June 1, 2001, as a result of the SDFI transaction. The 49% increase in 2000 over 1999 resulted principally from a 71% increase in NCS natural gas prices.

Gas sales were 14.7 bcm (517.8 bcf) in 2001, 14.1 bcm (499.7 bcf) in 2000 and 13.1 bcm (464.3 bcf) in 1999. The 4% increase in gas sales from 2000 to 2001 was primarily due to deliveries under our long-term supply contracts combined with increased short-term gas sales. Our long-term gas sales contracts specify a minimum volume of gas to be purchased by a customer during a particular year and in each day of that year, in each case within a particular range. By the end of each year, a customer is obligated to purchase at least the volume agreed to or to compensate us for the difference between the minimum volumes contracted for and the volumes actually taken. Under these contracts, the range of gas volumes which a customer may purchase per day is considerably wider than the corresponding range for gas volumes that must be purchased by year-end. Accordingly, a customer is free to vary the volume he takes in each day whitn in the agreed range, and as a result also in each quarter, as long as he has purchased at least the specified volume by year-end. We expect our currently contracted gas volumes to increase until 2005 because our gas sales contracts contain scheduled annual volume delivery increases. As customers may vary their daily gas purchases, quarterly gas sales may increase or decrease without affecting the total contracted volume which a customer must purchase by the end of a given year.

Income before financial items, income taxes and minority interest for Natural Gas in 2001 was NOK 9.6 billion, compared to NOK 7.9 billion in 2000 and NOK 5.1 billion in 1999. The 22% increase in income before financial items, income taxes and minority interest from 2000 to 2001 was primarily the result of increased revenues from gas sales, mainly due to higher gas prices which were on average 23% higher than in 2000. This increase has partly been offset by increased cost of goods sold due to higher transfer prices paid to E&P Norway, as well as increased transportation cost due to increased sales volumes, partially offset by reduced transport tariffs. In addition, the contribution from Statpipe declined as a consequence of our interest being reduced from 58.25% to 25%.

In 2001 we implemented a new strategy for our UK business with the effect that we sold our small customer portfolio to Shell Gas Direct, and we shifted our end user sales focus towards larger, industrial customers. Starting in October 2001, the new Vesterled pipeline opened further opportunities to sell gas to the UK. In July we entered into a 15-year contract with BP for the sale of 1.6 bcm per year of natural gas to BP for deliveries into the UK market which started on October 1, 2001.

Income before financial items, income taxes and minority interest for Natural Gas in 2000 was NOK 7.9 billion, compared to NOK 5.1 billion in 1999. The 56% increase in income before financial items, income taxes and minority interest from 1999 to 2000 was primarily the result of increased revenues from gas sales, as well as a reduction in fixed costs, partially offset by operating loss incurred by our Alliance Gas subsidiary in the UK.

Manufacturing and Marketing

Years ended December 31, 2001, 2000 and 1999

Manufacturing and Marketing generated revenue of NOK 203.4 billion in 2001, compared to NOK 201.6 billion in 2000 and NOK 112.5 billion in 1999. The 1% increase in revenue in 2001 over 2000 resulted principally from the effect of the implementation of the owner's instruction for our SDFI sales. There is an offsetting effect on cost of goods sold. Excluding this effect, revenues decreased by 11% due to declining crude and product prices, partly offset by increased sold volumes of third party crude oil. The 79% increase in 2000 over 1999 resulted principally from the effect of the approximately 58% increase in crude oil prices on our operating and trading activities, a higher exchange rate for translating US dollars into Norwegian kroner, an increase in prices for refined products and higher shuttle tanker rates.

Depreciation, depletion and amortization totaled NOK 1.9 billion in 2001, as compared to NOK 1.7 billion in 2000 and NOK 4.6 billion in 1999. The 7% increase in depreciation, depletion and amortization expenses from 2000 to 2001 was primarily due to a NOK 0.1 billion writedown of the Navion Clipper shuttle tanker. The 63% decrease in depreciation, depletion and amortization expenses from 1999 to 2000 was primarily due to the NOK 2.3 billion writedowns in the value of our refinery at Kalundborg and our methanol plant at Tjeldbergodden in 1999 and the restructuring of our retail network of service stations in Scandinavia (SDS).

Income before financial items, income taxes and minority interest for Manufacturing and Marketing was NOK 4.5 billion in 2001, as compared with NOK 4.6 billion in 2000 and a loss of NOK 1.8 billion in 1999. Lower refining margins were the main reason for the reduction in income from the refining activity. Average refining margin (FCC-margin) was 30% lower, equaling US$ 1.5 per barrel, from 2000 to 2001. In oil trading, profits in 2001 increased by NOK 1.1 billion compared to 2000. The increase was mainly due to good performance in a volatile market with declining prices and improved risk management within trading. The retail marketing profit increased by NOK 0.7 billion in 2001, compared to 2000. The increase was mainly due to improved margins, cost reductions as well as a small gain from the sale of an office building in Denmark. Methanol results for 2001 increased by NOK 0.2 billion from 2000. Average realized price on methanol was about 8% higher than in 2000. The price of methanol, however, declined during the second half of 2001. Additionally, two unplanned cracker shutdowns at the Mongstad refinery, lower shipping rates and low prices within the petrochemical business adversely affected income before financial items, income taxes and minority interest in 2001 as compared to 2000.

This business segment delivered record income before financial items, income taxes and minority interest in 2000, as compared to a loss before financial items, income taxes and minority interest in 1999, due to the substantial improvement in refining margins and better results from shipping due to higher rates and better utilization, as well as the absence of NOK 4 billion in writedowns taken in 1999 and the implementation in 1999 of our cost reduction program. This improvement was partially offset by a loss in Nordic Energy which resulted from lower marketing margins due to increased competition. Manufacturing and Marketing had a loss before financial items, income taxes and minority interest in 1999 due to total writedowns of NOK 4 billion taken in 1999 in the value of our refinery at Kalundborg (NOK 1.8 billion), our 15% holding in the refinery in Melaka (NOK 0.5 billion), our methanol plant at Tjeldbergodden (NOK 0.5 billion) and in the value of our interest in the West Navion drill ship (NOK 1.2 billion). Income before financial items, income taxes and minority interest in 1999 was also affected by low refining margins due to over-capacity in the European refining industry. In addition, the marketing business was affected by sharp competition resulting in reduced volumes and narrower margins. These factors were partly offset by the NOK 1.2 billion gain on the sale of 50% of SDS to ICA/Ahold and good results from trading of crude oil and refined products.

Navion contributed NOK 1.5 billion to the income before financial items, income taxes and minority interest of the Manufacturing and Marketing business segment in 2001, as compared to an income before financial items, income taxes and minority interest of NOK 2.1 billion in 2000 and a loss before financial items, income taxes and minority interest of NOK 0.6 billion in 1999. The net result for 2001 was negatively affected by lower shipping rates and lower capacity utilization of the offshore loading fleet in the second half of 2001 compared to 2000. The net result for Navion for 1999 as compared to 2000 was adversely affected by our writedown of NOK 1.2 billion in the value of our interest in the West Navion drill ship, which we intend to sell.

The contribution from our affiliate SDS to Manufacturing and Marketing's income before financial items, income taxes and minority interest was NOK 222 million in 2001, compared with NOK 194 million in 2000 and NOK 105 million in 1999. The increase of NOK 28 million from 2000 to 2001 and the increase of NOK 89 million from 1999 to 2000 were both primarily due to increases in revenues from non-fuel sales.

The contribution from our affiliate Borealis to Manufacturing and Marketing's income before financial items, income taxes and minority interest was a loss of NOK 146 million in 2001, an income of NOK 244 million in 2000 and an income of NOK 656 million in 1999. The contribution from Borealis fell from 2000 to 2001 mainly due to reductions in margins in the range of 30 euro/ton, approximately 18%, as a consequence of weaker market conditions for polyolefin and olefin products. The contribution from Borealis fell from 1999 to 2000 as a result of manufacturing disturbances at several plants leading to lower production volumes and higher feedstock prices resulting in reduced margins for polyolefins, which constitute a significant portion of Borealis's total production.

Other operations

Years ended December 31, 2001, 2000 and 1999

Our other operations consist of the activities of Corporate Services, Corporate Center, Group Finance and Technology. In connection with our other operations, we recorded income before financial items, income taxes and minority interest of NOK 57 million in 2001, NOK 51 million in 2000 and a loss before financial items, income taxes and minority interest of NOK 566 million in 1999. The loss before financial items, income taxes and minority interest in 1999 was primarily due to a NOK 500 million provision made on the Group level for employee termination benefits in connection with a company-wide staff reduction program.

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities

Our primary source of cash flow is funds generated from operations. Net funds generated from operations for 2001 amounted to NOK 39.2 billion, as compared to NOK 56.8 billion for 2000 and 29.6 billion in 1999. The 31% decrease from 2000 to 2001 was primarily due to change in taxes paid, income taxes related to the transferred SDFI assets, and the effect of lower oil prices on our cash flow. The 92% increase from 1999 to 2000 was primarily attributable to the approximate 58% increase in crude oil prices from 1999 to 2000.

Cash Flows used in Investing Activities

Net cash flows used in investing activities amounted to NOK 12.8 billion for 2001, as compared to NOK 16.0 billion for 2000 and NOK 25.0 billion in 1999. Gross investments, defined as additions to property, plant and equipment and capitalized exploration expenditures, declined from NOK 28.6 billion in 1999 to NOK 18.7 billion in 2000 and to NOK 17.4 billion in 2001. This decline in net cash flows used in investing activities is mainly due to lower gross investments, an increase in repayment of long-term loans granted and other long-term items and reduction in proceeds from sales of assets compared to 2000. The 36% decrease in net cash flows used in investing activities from 1999 to 2000 was primarily due to the absence in 2000 of the cash investment of NOK 4.2 billion used in connection with our acquisition of the Saga assets in 1999 and the decrease in investment in accordance with our improvement program.

Cash Flows used in/provided by Financing Activities

Net cash flows used in financing activities amounted to NOK 31.5 billion for 2001, as compared to NOK 35.2 billion for 2000 and NOK 1.1 billion in 1999. New long-term borrowing increased by NOK 8.4 billion compared to 2000, while repayment of long-term debt decreased by NOK 8.7 billion. An additional NOK 12.9 billion in proceeds were received from the issuance of new shares in our initial public offering. We used the proceeds to repay the Norwegian State for the subordinated debt incurred in the restructuring of the SDFI assets. The change in net cash flows from financing activities from 1999 to 2000 was due primarily to a NOK 12.2 billion decrease in new long-term borrowings and a NOK 7.9 billion increase in repayments of long-term borrowings and a NOK 14.5 billion increase in dividends paid.

For the fiscal year ended December 31, 2001, we paid a dividend of NOK 55.4 billion. The dividend for the year ended December 31, 2000 was NOK 21.4 billion, and for the year ended December 31, 1999 NOK 6.9 billion. The increase in dividends in 2000 was due to increased cash flows generated from SDFI properties that prior to June 1, 2001 were fully paid as dividends and increased net income after tax for all other activities. The dividend for 2001 includes payment of the transferred SDFI assets of approximately NOK 40.8 billion. The dividends we paid in the past reflected our status as wholly owned by the Norwegian State and should not be considered indicative of our future dividend policy.

Working Capital

Working capital (current assets less current liabilities) was negative by NOK 9.5 billion as of December 31, 2001, NOK 0.3 billion as of December 31, 2000 and NOK 0.4 billion as of December 31, 1999. We believe that, taking into consideration Statoil's established liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our sources of liquidity are described below.

Liquidity

Our cash flow from operations is highly dependent on oil and gas prices and our levels of production, and is only to a small degree influenced by seasonality. Fluctuations in oil and gas prices will cause changes in our cash flows. We will use available liquidity and new loans to finance Norwegian petroleum tax payments (due April 1 and October 1 each year) and any dividend payment. Our investment program is spread across the year.

As of December 31, 2001, we had liquid assets of NOK 6.5 billion, including approximately NOK 2.1 billion of domestic and international capital market investments, primarily government bonds, but also other short- and long-term debt securities, and NOK 4.4 billion in cash and cash equivalents. As of December 31, 2001, approximately 60% of our cash and cash equivalents were held in euro, 15% in US dollars, 10% in Norwegian kroner and 15% in other currencies, before the effect of currency swaps and forward contracts. Euros and US dollars are sold in order to meet our obligations in Norwegian kroner, and the majority of the remaining cash is held in US dollars. Capital market investments decreased by NOK 1.8 billion during 2001, as compared to year-end 2000. Cash and cash equivalents decreased by approximately NOK 5.3 billion during 2001, as compared to year-end 2000. The reason for both these decreases is that cash was accumulated prior to and used for the SDFI transaction in June 2001.

As of December 31, 2000, we had liquid assets of NOK 13.6 billion, including NOK 3.9 billion of domestic and international capital market investments and NOK 9.7 billion in cash and cash equivalents. As of December 31, 2000, approximately 50% of our cash and cash equivalents were held in US dollars, 30% in Norwegian kroner and 20% in other currencies.

Our general policy is to maintain a minimum amount of liquidity reserves in the form of cash and cash equivalents while maintaining the balance of our liquidity reserves in the form of committed, unused credit facilities and credit lines to ensure that we have sufficient financial resources to meet our short-term requirements. Long-term funding is raised when we identify a need for such financing based on our business activities and cash flows as well as when market conditions are considered favorable.

The financing of the SDFI assets acquired in 2001 was done through the application of accumulated cash and cash equivalent instruments, existing note programs, some new long-term loans and the proceeds from the initial public equity offering. The proceeds from the offering were used to repay a temporary, subordinated loan from the Norwegian State.

As of December 31, 2001, gross debt amounted to NOK 41.8 billion, comprising NOK 26.3 billion of US dollar borrowings, NOK 4.6 billion of euro borrowings and the remainder denominated in a variety of other currencies (before the effect of currency swaps), as compared to NOK 37.0 billion, comprising NOK 20.7 billion of US dollar and NOK 5.9 billion of euro borrowings, respectively, with the remainder denominated in a variety of other currencies as of December 31, 2000.

As of December 31, 2001, our available committed credit facilities totaled US$ 1.5 billion, equivalent to NOK 13.2 billion, under which US$ 0.3 billion, equivalent to approximately NOK 2.5 billion, had been drawn. These facilities were a syndicated revolving credit facility entered into by our Navion subsidiary in 1997 and available for drawdowns until December 2002, originally amounting to US$ 0.9 billion, but reduced to US$ 0.46 billion during 2001 and a US$ 1.0 billion syndicated revolving credit facility entered into by us in 2000 and available for drawdowns until November 2005. In addition, two lines of credit totaling EUR 242 million have been established in our favor on a bilateral basis by an international financial institution. Of this amount, EUR 200 million was established for our benefit in the name of our Belgian subsidiary and guaranteed by us. The other EUR 42 million is in our own name. These lines of credit, under which we may only draw down with at least 15 days notice, allow us to draw down amounts in tranches and repay them in time periods ranging from 4 to 15 years. Requests for drawdowns under the EUR 200 million line of credit may be delivered until December 1, 2002, and for the EUR 42 million line of credit, until March 31, 2002. As of December 31, 2001, no amounts had been drawn under either of these lines of credit.

Our borrowing needs are met through short-term and long-term capital market debt issues, including a US dollar commercial paper program and a euro medium-term note program and through drawdowns under committed credit facilities and credit lines. In 2001, US$ 250 million of two-year floating rate notes were issued under our euro medium-term note program. US$ 100 million with a five-year term were borrowed under a bilateral agreement with a European bank. Two loans amounting to JPY 5 billion each and with final maturities of five and seven years, respectively, were borrowed from Japanese life insurance companies. After the effect of currency swaps, our borrowings are almost exclusively in US dollars. As of December 31, 2001, our long-term debt portfolio totaled NOK 35.2 billion with a weighted average maturity of approximately 12 years and a weighted average interest rate of approximately 5.2% per annum. As of December 31, 2000, our long-term debt portfolio totaled NOK 34.2 billion with a weighted average maturity of approximately 13.3 years and a weighted average interest rate of approximately 6.2% per annum. These amounts primarily consisted of NOK 30.5 billion for 2000 and NOK 33.3 billion for 2001 of capital market debt, with maturities from 2002 and 2003 respectively to 2029. Our debt strategy considers funding sources, maturity profile, currency mix, interest rate risk management instruments and the liquidity reserve, and we use a multi-currency liability model (MLM) to identify debt-related risks. Accordingly, in general, we select the currencies of our debt obligations, either directly when borrowing or through currency swap agreements, in order to manage our foreign currency exposures with the objective of optimizing our debt portfolio based on underlying cash flow. In accordance with a revision of our debt strategy during 2001, our borrowings are mainly denominated in or have been swapped into US dollars because the most significant part of our net cash flow before tax is in US dollars. In addition, we manage our interest rate exposures through the use of interest rate derivatives, primarily interest rate swaps, based on an agreed range for the interest reset profile of our total loan portfolio.

New borrowings totaled NOK 9.6 billion in 2001 and NOK 1.2 billion in 2000. We repaid approximately NOK 4.5 billion in 2001 and NOK 13.3 billion in 2000. At December 31, 2001, NOK 5.4 billion of our borrowings was due for repayment within one year, NOK 2.3 billion was due for repayment between one and two years, NOK 6.3 billion was due for repayment between two and five years and NOK 26.6 billion was due for repayment after five years, as compared to NOK 2.8 billion, NOK 2.8 billion, NOK 5.3 billion and NOK 26.2 billion, respectively, as of December 31, 2000.

The following table summarizes our principal contractual obligations at December 31, 2001. The table below only includes the contractual obligations, which are described in the consolidated financial statements. All other contractual obligations such as derivatives and other hedging instruments are excluded.

CONTRACTUAL OBLIGATIONS (IN NOK MILLION)	TOTAL	PAYMENTS DUE BY PERIOD LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-term debt	40,546	5,364	6,691	2,085	26,406
Finance lease obligations	71	23	20	20	8
Operating leases	16,647	4,174	5,048	3,486	3,939

Contractual obligations in respect of capital expenditure amount to 14,116 of which payments of 8,475 are due within one year.

The following table summarizes our principal commercial commitments at December 31, 2001.

OTHER COMMERCIAL COMMITMENTS (IN NOK MILLION)	TOTAL	AMOUNT OF COMMITMENTS EXPIRATION PER PERIOD LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Standby Letters of Credit	80.5	14.4	66.1	0	0

The treasury function provides a centralized service for overall funding activities, foreign exchange and interest rate management. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed regularly by our Board of directors. Our debt portfolio is managed (with a view toward portfolio optimization) in cooperation with our corporate risk management department, and we use a number of derivative instruments, which are transacted by specialist treasury personnel. The internal control is reviewed regularly for risk assessment by internal auditors. *Further details regarding our risk management are provided in* —Risk Management below.

Research and Development

In addition to the technology developed through field development projects, substantial amounts of our research is carried out at our research and technology development center in Trondheim, Norway. Our internal research and development is done in close cooperation with Norwegian universities, research institutions, other operators and the supplier industry.

Research expenses were NOK 633 million, NOK 656 million and NOK 718 million in 2001, 2000 and 1999 respectively.

Return on Capital Employed and Capital Expenditure Targets

Our business is capital intensive. Furthermore, our capital expenditures include several significant projects that are characterized by lead times of several years and expenditures that individually involve as much as NOK 5 billion. Given this capital intensity, we use Return on Average Capital Employed, or ROACE, as a key performance indicator to measure our success in utilizing capital. We define ROACE as follows:

$$\text{Return on Average Capital Employed} = \frac{\text{Net Income + Minority Interest + After-Tax Net Interest Costs}}{\text{Net Financial Debt + Shareholders' Equity + Minority Interest}}$$

Average capital employed reflects a simple average of capital employed at the beginning and end of the financial period. Our historic ROACE for 1999, 2000 and 2001 was 6.4%, 18.7% and 19.9%, respectively.

For purposes of measuring our performance against our ROACE targets, we are assuming an average realized oil price of US$ 16 per barrel and an equivalent natural gas price (calculated using year 2000 US dollars). Under the same price assumptions, we are targeting a 12% ROACE by 2004. In 2000, using an oil price assumption of US$ 16 and an equivalent natural gas price assumption, the ROACE was 9.9%, or 9.2% adjusted on a pro forma basis for our transfer of assets to the Norwegian State. For the year ended December 31, 2001, our ROACE was 10.3% based on an oil price of US$ 16 and an equivalent natural gas price. In order to achieve our target ROACE by 2004, we will need to allocate capital only to those projects that meet our strict financial return criteria of having a positive net present value calculated by discounting projected future real after-tax cash flows from the project by 8% per annum for projects on the NCS or by 9% per annum for projects outside the NCS.

While continuing to focus on our overall objective of strict capital discipline, we believe that the completion of our 2001 improvement program, our organic production growth and enhanced operating efficiencies will help us reach our 12% ROACE target. First, through the effects of our 2001 improvement program we have achieved cost savings in 2001 as part of our overall improvement program, which amounted to NOK 1.4 billion compared with year 2000. In addition, our planned portfolio restructuring was carried out, including the sales of our interests in the Kashagan oil field in Kazakhstan, the sale of our activities in Vietnam, the sale of the FPSO subdivision in Navion, the sale of our interest in the refinery in Melaka, Malaysia, as well as sale of certain licences on the NCS. We anticipate that these divestments will further reduce our costs and capital employed as the divestments made in 2001 will fully affect our average capital employed from 2002 going forward. On the other hand, the full effect of the transfer of certain assets to the Norwegian State will have a negative impact on our ROACE from 2002 and onwards.

We are also committed to pursuing the following objectives to enhance operational efficiencies from 2002 to 2004:

- improving unit production costs; our target is to reduce unit production costs from 2.9 US$/boe in 2001 to lower than 2.8 US$/boe in 2004;
- reducing finding and development costs; our target is to reduce finding and development costs (3 years average) from 9.1 US$/boe in 2001 to below 6.0 US$ in 2004;
- improving the operational efficiency of the Mongstad refinery and maintaining the operational efficiency of the Kalundborg refinery relative to competitors;
- continuing to restructure our core area assets on the NCS and internationally; and
- increasing profitability in retail marketing and our Nordic Energy operations.

In the period 2002-2004, we expect to increase, through organic growth, our oil and natural gas production to a total of 1,120 mboe/day in 2004. Our expected production growth through 2004 is based on the current characteristics of our reservoirs, our planned capital expenditure and our development budget.

Our ROACE in any financial period and our ability to meet our target ROACE will be affected by our ability to generate net income. Our level of net income, for purposes of measuring our target ROACE, and our expected organic production growth are subject to numerous risks and uncertainties as described in —Factors Affecting Our Results of Operations. These risks include, among others, fluctuation in demand, refinery and retail margin, polyolefin margins, fluctuations in the US dollar/Norwegian kroner exchange rate, changes in our oil and gas production volumes and trends in the international oil industry.

Set forth below are our capital expenditures in our four principal business segments for 1999-2001. We have also set forth these capital expenditures for each segment as a percentage of our total capital expenditure for the relevant period.

SEGMENT (AMOUNTS IN MILLION, EXCEPT PERCENTAGE DATA)	*YEAR ENDED DECEMBER 31, 1999 NOK*	*1999 %*	*2000 NOK*	*2000 %*	*2001 NOK*	*2001 %*
E&P Norway	27,448	68.0	12,992	59.0	10,759	60.0
International E&P	6,644	16.4	5,070	23.0	5,027	28.0
Natural Gas	1,810	4.5	810	3.7	671	3.7
Manufacturing and Marketing	4,085	10.1	2,860	13.0	811	4.5
Other	413	1.0	300	1.3	685	3.8
Total	40,400	100	22,032	100	17.953(1)	100

(1) Gross investments, which represent cash flow spent on property, plant and equipment and capitalized exploration expenditures, amount to NOK 17,414 million.

The table below sets out for our four principal business segments (i) our approximate expected capital expenditures for 2002 and (ii) our current aggregate estimates for the years 2003 to 2004 of potential capital expenditure requirements for the principal investment opportunities available to us and other capital projects currently under consideration. We have set forth these expenditure plans and estimates for each segment as a percentage of our total capital expenditure for the relevant period.

Our opportunities and projects under consideration could be sold, delayed or postponed in implementation, reduced in scope or rejected, especially in light of the restructuring and asset trading opportunities available to us as a result of the SDFI asset purchase from the Norwegian State. Accordingly, the figures for 2002-2004 are only estimates and our actual capital expenditures will change based on decisions by our management and our Board of directors, who expect to exploit these restructuring and asset trading opportunities and respond to changes in our business environment as they occur.

SEGMENT (AMOUNTS IN MILLION, EXCEPT PERCENTAGE DATA))	*APPROXIMATE EXPECTED CAPITAL EXPENDITURE FOR 2002*		*ESTIMATES OF POTENTIAL CAPITAL EXPENDITURE FOR OPPORTUNITIES AND PROJECTS IN 2003-2004*	
	NOK	*%*	*NOK*	*%*
E&P Norway	12,800	51.2	21,300	41.0
International E&P	8,000	32.0	23,600	45.4
Natural Gas	600	2.4	2,400	4.6
Manufacturing and Marketing	3,100	12.4	3,500	6.7
Other	500	2.0	1,200	2.3
Total	25,000	100	52.000	100

Year 2002

E&P Norway. We expect that we will have capital expenditures totaling NOK 12.8 billion in 2002. We expect the capital expenditure to be concentrated on the Kvitebjørn, Mikkel, Sigyn, Snøhvit and Kristin development projects and on drilling of production wells in the producing fields in our core areas Tampen, Halten/Nordland,Troll/Sleipner and Tromsøflaket.

International E&P. We expect that we will have capital expenditures totaling NOK 8.0 billion in 2002. We expect the capital expenditure to be concentrated in Venezuela, Azerbaijan, Angola and Ireland for our ongoing projects, Kizomba A, Sincor, Azeri-Chirag-Gunashli and Corrib respectively.

Natural Gas. We expect that we will have capital expenditures totaling NOK 0.6 billion in 2002. We are focusing our capital expenditure on the construction of the Dublin Bay Power Plant in Ireland.

Manufacturing and Marketing. We expect that we will have capital expenditures totaling NOK 3.1 billion in 2002. We are focusing our capital expenditure on maintaining our assets, expanding our retail network in Poland and upgrading the Mongstad refinery to increase flexibility and meet expected EU and US refined product environmental requirements and environmental investment regarding the shuttle-tankers operated by Navion.

Years 2003 - 2004

E&P Norway. Based on our current business plan, we estimate that E&P Norway's investment opportunities and other capital projects could require NOK 21.3 billion over the period 2003-2004. We currently estimate that the substantial portion of our 2003-2004 capital expenditure may be allocated to the development projects in Kvitebjørn, Kristin and Snøhvit.

International E&P. We estimate that International E&P's investment opportunities and other capital projects could require NOK 23.6 billion over the period 2003-2004. We currently estimate that the substantial portion of our 2003-2004 capital expenditure may be allocated to the ongoing and planned development projects: Azeri-Chirag-Gunashli including the Baku-Tbilisi-Ceyhan pipeline, Shah Deniz including the Shah Deniz pipeline, Dalia, Kizomba A and B, Agbami/Ekoli and Corrib.

Natural Gas. We estimate that Natural Gas's investment opportunities and other capital projects could require NOK 2.4 billion over the period 2003-2004. We expect to focus our capital expenditure on increasing the capacity and flexibility of our gas transportation and processing infrastructure through several projects under consideration such as an expansion of the Kårstø processing plant, the Baltic pipeline and the Netra pipeline.

Manufacturing and Marketing. We estimate that Manufacturing and Marketing's investment opportunities and other capital projects could require NOK 3.5 billion over the period 2003-2004. We are focusing our capital expenditure on expanding our retail network in Poland and the Baltics, upgrading the service stations in Ireland, and possible upgrading of the Mongstad refinery to increase flexibility and meet expected EU and US refined product environmental requirements.

Finally, it should be noted that we may alter the amount, timing or segmental or project allocation of our capital expenditures in anticipation or as a result of a number of factors outside our control including, but not limited to:

- exploration and appraisal results, such as favorable or disappointing seismic data or appraisal wells;
- cost escalation, such as higher exploration, production, plant, pipeline or vessel construction costs;
- government approvals of projects;
- government awards of new production licenses;
- partner approvals;
- development and availability of satisfactory transport infrastructure;
- development of markets for our petroleum and other products including price trends;
- political, regulatory or tax regime risk;
- accidents and natural hazards such as rig blowups or fires;
- environmental problems such as development restrictions, costs of regulatory compliance or the effects of petroleum discharges or spills; and
- acts of terrorism and sabotage.

Impact of Inflation

Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the general consumer price index during the years ended December 31, 2001, 2000, and 1999 was 3.0%, 3.1% and 2.3% respectively.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require Statoil to make estimates and assumptions. Statoil believes that of its significant accounting policies (see Note 2 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity which in turn could materially affect the net income if various assumptions were changed significantly.

Proved oil and gas reserves. Statoil's oil and gas reserves have been estimated by its experts in accordance with industry standards under the requirements of the US Securities and Exchange Commission (SEC). Statoil's estimates have in all materiality been verified by an independent third party. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions.

Proved reserves are used when calculating the unit of production rates used for depreciation, depletion, amortization as well as for decommissioning and removal provisions. Reserve estimates are also used when testing upstream assets for impairment.

Future changes in proved oil and gas reserves, for instance as a result of changes in prices, could have a material impact on unit of production rates for depreciation, depletion and amortization and for decommissioning and removal provisions, as well as for the impairment testing of upstream assets.

Exploration and leasehold acquisition costs. In accordance with Statements of Financial Accounting Standards (FAS) No. 19, Statoil temporarily capitalizes the costs of drilling exploratory wells pending determination of whether the wells have found proved oil and gas reserves. Statoil also capitalizes leasehold acquisition costs and signature bonuses paid to obtain access to undeveloped oil and gas acreage. Exploratory wells that are believed to have found potentially economic quantities of oil and gas in an area where a major capital expenditure (i.e., a pipeline or an offshore platform) would be required before production could begin are often dependent on Statoil finding additional reserves to justify a development of the potential oil and gas field. It is not unusual for such exploratory wells to remain in "suspense" on the balance sheet for several years while the company performs additional appraisal drilling and seismic work on the potential field. Management continuously reviews the results of the additional drilling and seismic work and expenses the suspended well costs if it is decided not to perform any further exploration work in the near future.

Leasehold acquisition costs are periodically assessed to determine whether they have been impaired. This assessment is made based on the result of exploration activity on the leasehold and adjacent leasehold.

Decommissioning and removal liabilities. Statoil has significant legal obligations to decommission and remove offshore installations at the end of the production period. The estimated undiscounted costs to decommission and remove these installations are accrued using the unit-of-production method. It is difficult to estimate the costs of these activities which are based on today's regulations and technology. Most of the removal activities are many years into the future and the removal technology and costs are constantly changing.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities". The Statement requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. As a result of the adoption of FAS 133 on January 1, 2001, we recorded during the first quarter ended March 31, 2001 a NOK 2 million net expense in net financial items in the Consolidated Statement of Income due to the immateriality of the transition adjustment. No transition adjustment was required to be recorded in other comprehensive income related to cash flow hedges.

New Accounting Standards issued, not yet adopted

In June 2001, the FASB issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests as described in the Statements. Other intangible assets will continue to be amortized over their useful lives. We adopted FAS 141 and FAS 142 as of January 1, 2002 and do not expect that the adoption of the Statements will have a significant impact on our financial position and results of operations.

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligation, effective for fiscal years beginning after June 15, 2002. Under the new rules, asset retirement obligations have to be recorded at fair value at the time of acquisition/construction. A corresponding amount has to be included in the cost of the related asset, and depreciated over the useful life of the asset. We will apply the new rules on accounting for asset retirement obligations beginning in January 2003, and a cumulative adjustment will be recorded as a transition effect in the Income Statement in the first quarter of 2003. The Company has not yet estimated the impact of the new standard.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted FAS 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

Risk Management

Overview. We are exposed to a number of different market risks arising from our normal business activities. Market risk is the possibility that changes in currency exchange rates, interest rates, refining margins, petrochemical margins and oil and natural gas prices will affect the value of our assets, liabilities or expected future cash flows. We are also exposed to operational risk, which is the possibility that we may experience, among others, a loss in oil and gas production or an offshore catastrophe. Accordingly, we use a "top-down" approach to risk management which highlights our most important market and operational risks and then use a sophisticated risk optimization model to manage these risks.

We have developed a comprehensive model which encompasses our most significant market and operational risks and takes into account correlation, different tax regimes, capital allocation on various levels and value at risk, or VaR, figures on different levels, with the goal of optimizing risk exposure and return. Our model also utilizes Sharpe ratios, which provide a risk-adjusted return measure in the context of a specific risk taken, rather than an absolute rate of return, to measure the potential risks of various business activities. Our Corporate Risk Committee, which is headed by our Chief Financial Officer and which includes, among others, representatives from our principal business segments, is responsible for defining and implementing our strategic market risk policy. The Corporate Risk Committee meets monthly to determine our risk management strategies, including hedging and trading strategies and valuation methodologies.

Internal auditors are responsible for monitoring compliance with the strategic market risk policy which the Corporate Risk Committee develops and implements, as well as for monitoring compliance with indicators adopted for measuring the tolerable risk level, the consistency in trading methodologies and the portfolio of financial instruments and market conditions.

We divide risk management into insurable risks which are managed by our captive insurance company operating in the Norwegian and international insurance markets, tactical risks, which are short-term trading risks based on underlying exposures and which are managed by line management, and strategic risks, which are long-term fundamental risks and are managed by our Corporate Risk Committee. To address our tactical and strategic risks, we have developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies we enter into various transactions using derivative financial and commodity instruments (derivatives). Derivatives are contracts whose value is derived from one or more underlying financial instruments, indices or prices which are defined in the contract.

Strategic Risks

We are exposed to strategic risks, which we define as long-term risks fundamental to the operation of our business. Strategic risks are managed by our Corporate Risk Committee with the objective of enhancing shareholder value by avoiding suboptimization, reducing the likelihood of experiencing financial distress and supporting the group's ability to finance future growth even in down markets. Based on these objectives, we have implemented policies and procedures designed to reduce our overall exposure to strategic risks. For example, our multicurrency liability management model discussed under —Liquidity seeks to optimize our debt portfolio based on expected future corporate cash flow and thereby serves as a significant strategic risk management tool. In addition, our downside protection program for crude oil price risk is intended to ensure that our business will remain robust even in the case of a drop in the price of crude oil.

Tactical Risks

Commodity price risk. Commodity price risk constitutes our most important tactical risk. To minimize the commodities price volatility and conform costs to revenues, we enter into commodity-based derivative contracts which consist of futures, options, over-the-counter (OTC) forward contracts and market swaps related to crude oil and petroleum products. Futures contracts have little credit risk because organized exchanges are the counter-parties. The credit risk from Statoil's OTC derivative contracts derives from the counter-party to the transaction. Brent forwards, other forwards, swaps and other OTC instruments are traded subject to internal assessment of creditworthiness of counter-parties, which are primarily oil and gas companies and well known trading companies. Credit risk related to commodity-based instruments is managed by maintaining, reviewing and updating lists of authorized counter-parties by assessing the financial position, by frequent monitoring of credit exposure for counter-parties, and by requiring collateral, guarantees or cash deposits when appropriate under contracts and internal policies. Derivatives associated with crude oil and oil products are traded mainly on the International Petroleum Exchange in London, the New York Mercantile Exchange, in the OTC Brent market, and in crude and refined products swaps markets. Derivatives associated with natural gas are mainly OTC physical forwards and options.

We are also subject to interest rate risk and foreign exchange risk. Interest rate risk and currency risk are assessed against mandates which are developed and issued by our Chief Financial Officer and passed on to our Finance Director and based on a pre-defined scenario. In market risk management and in trading, we use only well-understood, conventional derivative instruments. These include futures and options traded on regulated exchanges, and OTC swaps, options and forward contracts.

Foreign exchange risk. Fluctuations in exchange rates can have significant effects on our operating results. Our cash flows are largely in currencies other than Norwegian kroner, while cash receipts in connection with oil and gas sales are mainly in foreign currencies and cash disbursements are to a great extent in Norwegian kroner. Accordingly, our exposure to foreign currency rates exists primarily with US dollars versus Norwegian kroner, Danish kroner, Swedish kroner and euro. We enter into various types of foreign exchange contracts in managing our foreign exchange risk. We use forward foreign exchange contracts primarily to risk manage existing receivables and payables, including deposits and borrowing denominated in foreign currencies. Currency options, purchased in the OTC market for a premium, provide us with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period.

Interest rate risk. The existence of assets and liabilities earning or paying variable rates of interest expose us to the risk of interest rate fluctuations. We enter into various types of interest rate contracts in managing our interest rate risk. We enter into interest rate derivatives, particularly interest rate swaps, to alter interest rate exposures, to lower funding costs and to diversify sources of funding. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

All tactical risk management activities occur within established internal mandates and stop-loss programs. All trading in connection with tactical risk management is transacted by specialist personnel, with additional support from our internal accounting and other departments.

Operational Risks

We are also exposed to operational risks, including reservoir risk, risk of loss of oil and gas production and offshore catastrophe risk. All of our installations are insured, which means that replacement cost will be covered by our captive insurance company, which also has a reinsurance program. Under this reinsurance program, as of December 31, 2001, approximately 73% of the approximately NOK 104 billion total insured amount, was reinsured in the international reinsurance markets. Our captive insurance company also works with our corporate risk management department to manage other insurable operational risks through various insurance products, financial products or combinations of such products.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's production forecasts, targets and margins; performance and growth targets; operating costs for 2004; and expected exploration and development activities or expenditures, are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect our business, is contained in our Registration Statement on Form F-1 filed with the US Securities and Exchange Commission and will be contained in our Annual Report on Form 20-F expected to be filed with the US Securities and Exchange Commission in April 2002.


betjent
STATOIL
ZY3388
POLARIS

Annual accounts 2001

Statoil group - USGAAP

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

(IN NOK MILLION, EXCEPT SHARE DATA)	*YEAR ENDED DECEMBER 31,* 2001	2000	1999
Sales	**231,087**	229,832	149,598
Equity in net income/(loss) of affiliates	**439**	523	(745)
Other income	**4,810**	70	1,279
Total revenues	**236,336**	230,425	150,132
Cost of goods sold	**(126,153)**	(119,469)	(79,508)
Operating expenses	**(29,547)**	(28,883)	(25,657)
Selling, general and administrative expenses	**(3,547)**	(3,891)	(6,688)
Depreciation, depletion and amortization	**(18,058)**	(15,739)	(17,579)
Exploration expenses	**(2,877)**	(2,452)	(3,122)
Total expenses before financial items	**(180,182)**	(170,434)	(132,554)
Income before financial items, income taxes and minority interest	**56,154**	59,991	17,578
Net financial items	**65**	(2,898)	1,431
Income before income taxes and minority interest	**56,219**	57,093	19,009
Income taxes	**(38,486)**	(40,456)	(12,856)
Minority interest	**(488)**	(484)	256
Net income	**17,245**	16,153	6,409
Net income per ordinary share	8.31	8.18	3.24
Weighted average number of ordinary shares outstanding	2,076,180,942	1,975,885,600	1,975,885,600

See notes to the consolidated financial statements

Statoil petrol is available even in the far north of Norway. Here, Johan Persen Eira and Kirsten Hætta Eira fill up their snowmobile at Statoil's forecourt in Masi. An extensive transport apparatus supplies fuel to almost 2 000 petrol stations in nine countries. The group's road tankers covered a distance of 37 million kilometres in 2001.

CONSOLIDATED BALANCE SHEETS - USGAAP

(IN NOK MILLION, EXCEPT SHARE DATA)	AT DECEMBER 31, 2001	2000
ASSETS		
Cash and cash equivalents	**4,395**	9,745
Short-term investments	**2,063**	3,857
Cash, cash equivalents and short-term investments	**6,458**	13,602
Accounts receivable	**26,208**	29,871
Accounts receivable - related parties	**1,531**	2,177
Inventories	**5,276**	4,226
Prepaid expenses and other current assets	**9,184**	5,447
Total current assets	**48,657**	55,323
Investments in affiliates	**9,951**	10,214
Long-term receivables	**7,166**	8,165
Net property, plant and equipment	**126,500**	132,278
Other assets	**7,421**	7,669
TOTAL ASSETS	**199,695**	213,649
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	**6,613**	2,785
Accounts payable	**10,970**	15,266
Accounts payable - related parties	**10,164**	11,454
Accrued liabilities	**13,831**	11,228
Income taxes payable	**16,618**	14,877
Total current liabilities	**58,196**	55,610
Long-term debt	**35,182**	34,197
Deferred income taxes	**42,354**	43,331
Other liabilities	**10,693**	10,205
Total liabilities	**146,425**	143,343
Minority interest	**1,496**	2,480
Common stock (NOK 2.50 nominal value), 2,189,585,600 and 1,975,885,600 shares authorized and issued	**5,474**	4,940
Treasury shares - 25,000,000 shares	**(63)**	0
Additional paid-in-capital	**37,728**	45,628
Retained earnings	**6,682**	14,768
Accumulated other comprehensive income	**1,953**	2,490
Total shareholders' equity	**51,774**	67,826
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**199,695**	213 649

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY - USGAAP

(IN NOK MILLION, EXCEPT SHARE DATA)	*NUMBERS OF SHARES ISSUED*	*SHARE CAPITAL*	*TREASURY SHARES*	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS*	*ACC OTHER COMPREHENSIVE INCOME*	*TOTAL*
At January 1, 1999	1,975,885,600	4,940	0	25,111	20,422	1,934	52,407
Comprehensive income							
Net income					6,409		6,409
Cumulative translation adjustment						(908)	(908)
Unrealized gain on investments						402	402
Total comprehensive income							5,903
Contribution from shareholder				4,648			4,648
Dividends					(6,853)		(6,853)
At December 31, 1999	1,975,885,600	4,940	0	29,759	19,978	1,428	56,105
Comprehensive income							
Net income					16,153		16,153
Cumulative translation adjustment						1,062	1,062
Total comprehensive income							17,215
Contribution from shareholder				15,869			15,869
Dividends					(21,363)		(21,363)
At December 31, 2000	1,975,885,600	4,940	0	45,628	14,768	2,490	67,826
Comprehensive income							
Net income					17,245		17,245
Cumulative translation adjustment						(537)	(537)
Total comprehensive income							16,708
Issuance of treasury shares	25,000,000	63	(63)				0
Issuance of shares	188,700,000	471		12,419			12,890
Contribution from shareholder				9,440			9,440
Dividends related to SDFI properties				(30,084)	(19,663)		(49,747)
Adjustment related to the SDFI transaction				325			325
Ordinary dividend					(5,668)		(5,668)
At December 31, 2001	2,189,585,600	5,474	(63)	37,728	6,682	1,953	51,774

Other comprehensive income amounts are net of income tax (expense)/benefit of NOK 84, (199) and (249) million at 2001, 2000 and 1999, respectively.

Dividends per share were NOK 26.69, NOK 10.81, and NOK 3.47 in 2001, 2000 and 1999, respectively. The dividends prior to the public offering are strongly affected by cash flows relating to the SDFI transaction.

Unrealized gain on investment relates to shares of Saga Petroleum which were considered available for sale, and subsequently sold in 1999. See note 4 "Significant Aquisitions and Dispositions" for further details.

Contributions from shareholder represent primarily income taxes for properties transferred from SDFI which are imputed but not paid. See note 1 "Organization and Basis of Presentation" for further details.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

(IN NOK MILLION)	*2001*	*YEAR ENDED DECEMBER 31,* *2000*	*1999*
OPERATING ACTIVITIES			
Consolidated net income	**17,245**	16,153	6,409
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Minority interest in income	**488**	484	(256)
Depreciation, depletion and amortization	**18,058**	15,739	17,579
Exploration costs written off	**935**	410	982
(Gains)/Losses on foreign currency transactions	**180**	1,643	(319)
Deferred taxes	**848**	1,222	(1,480)
Income taxes of transferred SDFI properties	**5,952**	14,109	4,731
(Gains)/losses on sales of assets and other items	**(4,990)**	637	(1,080)
Changes in working capital (other than cash)			
• (Increase) decrease in inventories	**(1,050)**	132	(120)
• (Increase) decrease in accounts receivable	**4,522**	(1,199)	(5,737)
• Increase in other receivables	**(1,543)**	(291)	(12,765)
• (Increase) decrease in short-term investments	**1,794**	(254)	2,518
• Increase (decrease) in accounts payable	**(3,852)**	(3,146)	12,778
• Increase (decrease) in other payables	**(1,629)**	9,427	5,065
Increase in other non-current obligations	**2,215**	1,686	1,305
Cash flows provided by operating activities	**39,173**	56,752	29,610
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(16,649)**	(17,292)	(27,772)
Exploration expenditures capitalized	**(765)**	(1,379)	(867)
Investments and loans granted	**(2,828)**	(3,343)	(2,985)
Repayment of long-term loans granted and other long-term items	**2,289**	0	0
Proceeds from sales of assets	**5,115**	6,000	6,636
Cash flows used in investing activities	**(12,838)**	(16,014)	(24,988)

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	YEAR ENDED DECEMBER 31,		
(IN NOK MILLION)	*2001*	*2000*	*1999*
FINANCING ACTIVITIES			
New long-term borrowings	**9,609**	1,191	13,365
Repayment of long-term borrowings	**(4,548)**	(13,258)	(5,371)
Distribution to minority shareholders	**(1,878)**	0	0
Ordinary dividend paid	**(5,668)**	(1,702)	(135)
Amounts paid to shareholder, related to SDFI properties	**(49,747)**	(19,661)	(6,718)
Capital contribution related to SDFI properties	**8,460**	0	0
Net proceeds from issuance of new shares	**12,890**	0	0
Net short-term borrowings, bank overdrafts and other	**(588)**	(1,730)	(2,278)
Cash flows used in financing activities	**(31,470)**	(35,160)	(1,137)
Net increase (decrease) in cash and cash equivalents	**(5,135)**	5,578	3,485
Effect of exchange rate changes on cash and cash equivalents	**(215)**	106	(25)
Cash and cash equivalents at beginning of year	**9,745**	4,061	601
Cash and cash equivalents at end of year	**4,395**	9,745	4,061
Interest paid	**3,793**	3,204	2,906
Taxes paid	**33,320**	16,614	5,716

See notes to the consolidated financial statements

Imputed income taxes related to the transferred SDFI properties, are included in financing activities as cash flows to shareholder until May 31, 2001 when the transaction became effective, and result in an adjustment to reconcile net income to net cash flows provided by operating activities.

1. Organization and Basis of Presentation

Statoil ASA was founded in 1972, as a 100 percent Norwegian State-owned company. Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. In 1985, the Norwegian State transferred certain properties from Statoil to the State's direct financial interest (SDFI), which were also 100 percent owned by the Norwegian State.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. As such, the contribution of properties is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2002. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

Certain reclassifications have been made to prior periods' figures to be consistent with current period's presentation.

2. Summary of Significant Accounting Policies

The consolidated financial statements of Statoil ASA and its subsidiaries (the Company or the group) are prepared in accordance with United States generally accepted accounting principles (USGAAP).

Consolidation

The consolidated financial statements include the accounts of Statoil ASA and subsidiary companies owned directly or indirectly more than 50 percent. Inter-company transactions and balances have been eliminated. Investments in companies in which Statoil does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20 to 50 percent ownership), are accounted for by the equity method.

Foreign currency translation

Each foreign entity's financial statements are prepared in the currency in which that entity primarily conducts its business (the functional currency). For most of Statoil's foreign subsidiaries the local currency is the functional currency, with the exception of certain upstream subsidiaries, where the US dollar is the functional currency.

When translating foreign functional currency financial statements to Norwegian kroner, year-end rates are applied to asset and liability accounts, whereas average annual rates are applied to income statement accounts. Adjustments resulting from this process are included in the "Accumulated other comprehensive income" account in shareholders' equity, and do not affect net income.

Transactions denominated in currencies other than the entity's functional currency are remeasured into the functional currency using current exchange rates. Gains or losses from this remeasurement are included in income.

Revenue recognition

Revenues associated with sales and transportation of crude oil, natural gas, petroleum and chemical products and other merchandise are recorded when title passes to the customer at the point of delivery of the goods based on the contractual terms of the agreements. Revenue is recorded net of customs, excise duties and royalties paid in kind on petroleum products. Revenues from the production of oil and gas properties in which Statoil has interests with other companies are recorded on the basis of sales to customers.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and all other monetary instruments with original maturities of three months or less.

Short-term investments

Short-term investments include bank deposits and all other monetary instruments and marketable equity and debt securities with a maturity of between three and twelve months at the date of purchase. The portfolios of securities are considered trading securities and are valued at fair value *(market). The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recorded when* earned.

Inventories

Inventories are valued at the lower of cost or market. Costs of crude oil and refined products held at refineries are determined under the last-in, first-out (LIFO) method. Cost for all other inventories is determined under the first-in, first-out (FIFO) method.

Use of estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may ultimately differ from the estimates and assumptions used.

The nature of Statoil's operations, and the many countries in which it operates, are subject to changing economic, regulatory and political conditions. Statoil does not believe it is vulnerable to the risk of a near-term severe impact as a result of any concentration of its activities.

Property, plant and equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation, depletion and amortization. Expenditures for significant renewals and improvements are capitalized. Ordinary maintenance and repairs are charged against income when performed. Provisions are made for costs related to periodic maintenance programs.

Depreciation of production installations and field-dedicated transport systems for oil and gas is calculated using the unit of production method based on proved reserves expected to be recovered during the license period. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of their economic life expectancy, using the straight-line method. Straight-line depreciation is based on the following estimated useful lives:

Machinery and equipment	5 — 10 years
Production plants onshore	15 — 20 years
Buildings	20 — 25 years
Vessels	20 — 25 years

Oil and gas accounting

Statoil uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, and geological and geophysical and other exploration costs are expensed. Pre-production costs are expensed as incurred.

Unproved oil and gas properties are periodically assessed on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Capitalized costs of producing oil and gas properties are depreciated and depleted by the unit of production method.

Impairment of long-lived assets

Long-lived assets, identifiable intangible assets and goodwill, are written down when events or a change in circumstances during the year indicate that their carrying amount may not be recoverable.

Impairment is determined for each autonomous group of assets (oil and gas fields or licenses, or independent operating units) by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is impaired, the asset is written down to fair value, generally determined based on discounted cash flows.

Decommissioning and removal liabilities
The estimated costs of decommissioning and removal of major producing facilities are accrued using the unit-of-production method based on proved reserves expected to be recovered over the license period. These costs represent the estimated future undiscounted costs of decommissioning and removal based on existing regulations and technology.

Leased assets
Material capital leases, which provide Statoil with substantially all the rights and obligations of ownership, are classified as assets under Property, plant and equipment and as liabilities under Long-term debt valued at the present value of minimum lease payments. The assets are subsequently depreciated and the liability is reduced for lease payments less the effective interest expense.

Statoil accrues for expected losses between fixed-price drilling rig contract rates and estimated sub-contract rates for excess rig capacity.

Research and development
Research and development costs are expensed when incurred.

Transactions with the Norwegian State
Statoil markets and sells the Norwegian State's share of oil and gas production from the NCS. From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

All oil received by the Norwegian State as royalty in kind from fields on the NCS is purchased by Statoil. Statoil includes the costs of purchase and proceeds from the sale of this royalty oil in its "Cost of goods sold" and "Sales" respectively.

Income taxes
Deferred income tax expense is calculated using the liability method. Under this method, deferred tax assets and liabilities are determined by applying the enacted statutory tax rates applicable to future years to the temporary differences between the carrying values of assets and liabilities for financial reporting and their tax basis. Deferred income tax expense is the change during the year in the deferred tax assets and liabilities relating to the operations during the year. Effects of changes in tax laws and tax rates are recognized at the date the tax law changes.

Derivative financial instruments and hedging activities
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities". The Statement requires Statoil to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. As a result of the adoption of FAS 133 on January 1, 2001 Statoil recorded during the first quarter ended March 31, 2001 a NOK 2 million net expense in net financial items in the Consolidated Statement of Income due to the immateriality of the transition adjustment. No transition adjustment was required to be recorded in other comprehensive income related to cash flow hedges.

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances as allowed by the Statement, and enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by the Statement or is not applied by Statoil.

For derivatives where hedge accounting is used, Statoil formally designates the derivative as either a fair value hedge of a recognized asset or liability or unrecognized firm commitment, or a cash flow hedge of an anticipated transaction. Statoil also documents the designated hedging relationship upon entering into the derivative, including identification of the hedging instrument and the hedged item or transaction, strategy and risk management objective for undertaking the hedge, and the nature of the risk being hedged. Furthermore, each derivative is assessed for hedge effectiveness both at the inception of the hedging relationship and on a quarterly basis, for as long as the derivative is outstanding. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable of occurring. Any previously deferred hedging gains or losses would be recorded to earnings when the transaction is considered to be probable of not occurring. Earnings impacts for all designated hedges are recorded in the Consolidated Statement of Income generally on the same line item as the gain or loss on the item being hedged.

Statoil records all derivatives at fair value as assets or liabilities in the Consolidated Balance Sheet. For fair value hedges, the effective and ineffective portions of the change in fair value of the derivative, along with the gain or loss on the hedged item attributable to the risk being hedged, are recorded in earnings as incurred. For cash flow hedges, the effective portion of the change in fair value of the derivative is deferred in accumulated "Other comprehensive income" in the Consolidated Balance Sheet until the transaction is reflected in the Consolidated Statement of Income, at which time any deferred hedging gains or losses are recorded in earnings. The ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings in "Sales" or "Cost of goods sold" as incurred.

Prior to implementing FAS 133, Statoil applied the following accounting principles:

- Substantially all of Statoil's commodity-based derivatives (futures, forwards, options, swaps) are accounted for using the fair value method, whereby derivatives are carried on the balance sheet at fair value, including derivative positions utilized to manage price risk associated with corresponding physical positions, contracts, or anticipated transactions as a result of the instruments not meeting the criteria for deferral accounting. The gains and losses associated with the changes in the derivatives' fair value are recognized in "Sales" or "Cost of goods sold" in the period the change occurs.

- The deferral method of accounting, whereby gains and losses from the derivatives are deferred and recognized in earnings or as adjustments to the carrying amounts, when the hedged transaction occurs, is used for certain derivatives and related option premiums which are used to hedge anticipated transactions. At inception, these instruments are matched and designated to the underlying hedged commodity and changes in the market value of such instruments have a high correlation to the price changes of the hedged commodity. When an anticipated transaction is no longer likely to occur or is terminated before maturity, as appropriate, any deferred gain or loss that has arisen on the derivative is recognized in the income statement together with any gain or loss on the terminated item.

- Interest rate differentials to be paid or received as a result of interest rate swap agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. Discounts or premiums from foreign currency forward contracts are accreted or amortized to interest expenses over the contract period of the agreements using the straight-line method while realized and unrealized gains and losses are offset against losses or gains on the items hedged. Recorded amounts related to derivative contracts are included in other assets or liabilities, as appropriate. The fair values of interest rate swap agreements, currency swap agreements, and foreign currency forward contracts designated as hedges, are not recognized in the financial statements. Instruments, which are not designated as hedges, are marked to market and the related unrealized gains or losses are recorded in the income statement at each accounting period. Realized and unrealized gains or losses related to terminated interest rate swaps are deferred and amortized as an adjustment to interest expense over original period of interest exposure, provided the designated liability continues to exist or is probable of occurring.

New Accounting Standards issued, not yet adopted

In June 2001, the FASB issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests as described in the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted FAS 141 and FAS 142 as of January 1, 2002 and does not expect that the adoption of the Statements will have a significant impact on the Company's financial position and results of operations.

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligation, effective for fiscal years beginning after June 15, 2002. Under the new rules, asset retirement obligations have to be recorded at fair value at the time of acquisition/construction. A corresponding amount has to be included in the cost of the related asset, and depreciated over the useful life of the asset. The Company will apply the new rules on accounting for asset retirement obligations beginning in January 2003 and a cumulative adjustment will be recorded as a transition effect in the Income Statement in the first quarter of 2003. The Company has not yet estimated the impact of the new standard.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted FAS 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

3. Segment and Geographic Information

Statoil operates in four segments - Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Statoil evaluates performance and allocates resources based on segment net income, which is, net income before financial items and minority interest.

Segment data as of and for the years ended December 31, 2001, 2000 and 1999 is presented below.

(IN NOK MILLION)	*REVENUES*	*INCOME (LOSS) FROM EQUITY INVESTMENTS*	*DEPRECIATION, DEPLETION AND AMORTIZATION*	*INCOME BEFORE FINANCIAL ITEMS, INCOME TAXES AND MINORITY INTEREST*	*SEGMENT INCOME TAXES*	*SEGMENT NET INCOME*
Year ended December 31, 2001						
Third party	3,622					
Inter-segment	61,913					
Exploration and Production Norway	65,535	120	11,806	40,697	29,589	11,108
Third party	5,926					
Inter-segment	1,767					
International Exploration and Production	7,693	0	3,371	1,291	387	904
Third party	23,297					
Inter-segment	36					
Natural Gas	23,333	135	664	9,629	6,919	2,710
Third party	202,264					
Inter-segment	936					
Manufacturing and Marketing	203,200	187	1,855	4,480	1,305	3,175
Third party	788					
Inter-segment elimination	(64,652)					
Other	(63,864)	(3)	362	57	18	39
Total	235,897	439	18,058	56,154	38,218	17,936

(IN NOK MILLION)	*REVENUES*	*INCOME (LOSS) FROM EQUITY INVESTMENTS*	*DEPRECIATION, DEPLETION AND AMORTIZATION*	*INCOME BEFORE FINANCIAL ITEMS, INCOME TAXES AND MINORITY INTEREST*	*SEGMENT INCOME TAXES*	*SEGMENT NET INCOME*
Year ended December 31, 2000						
Third party	1,419					
Inter-segment	69,610					
Exploration and Production Norway	71,029	106	11,225	46,715	35,054	11,661
Third party	6,308					
Inter-segment	2,752					
International Exploration and Production	9,060	(33)	1,704	773	242	531
Third party	20,539					
Inter-segment	8					
Natural Gas	20,547	77	730	7,893	5,584	2,309
Third party	200,851					
Inter-segment	413					
Manufacturing and Marketing	201,264	321	1,734	4,559	1,271	3,288
Third party	785					
Inter-segment elimination	(72,783)					
Other	(71,998)	52	346	51	0	51
Total	229,902	523	15,739	59,991	42,151	17,840
Year ended December 31, 1999						
Third party	2,525					
Inter-segment	35,847					
Exploration and Production Norway	38,372	115	9,126	16,841	11,462	5,379
Third party	20,666					
Inter-segment	1,060					
International Exploration and Production	21,726	19	2,544	(1,995)	0	(1,995)
Third party	13,727					
Inter-segment	6					
Natural Gas	13,733	66	725	5,052	3,224	1,828
Third party	113,398					
Inter-segment	117					
Manufacturing and Marketing	113,515	(980)	4,646	(1,754)	0	(1,754)
Third party	561					
Inter-segment elimination	(37,030)					
Other	(36,469)	35	538	(566)	0	(566)
Total	150,877	(745)	17,579	17,578	14,686	2,892

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(IN NOK MILLION)	*YEAR ENDED DECEMBER 31,* 2001	2000	1999
Segment net income	17,936	17,840	2,892
Net financial items	65	(2,898)	1,431
Tax on financial items and other tax adjustments	(268)	1,695	1,830
Minority interest	(488)	(484)	256
Net income	17,245	16,153	6,409
Segment income taxes	38,218	42,151	14,686
Tax on financial items and other tax adjustments	268	(1,695)	(1,830)
Income taxes	38,486	40,456	12,856

The Exploration and Production Norway and International Exploration and Production Segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulfur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing of all petroleum products except natural gas.

Inter-segment revenues are sales to other business segments within Statoil and are at estimated market prices. These inter-company transactions are eliminated for consolidation purposes. Segment income taxes are calculated on the basis of income before financial items and minority interest.

(IN NOK MILLION)	*ADDITIONS TO LONG-LIVED ASSETS*	*INVESTMENTS IN AFFILIATES*	*OTHER LONG-TERM ASSETS*
Year ended December 31, 2001			
Exploration and Production Norway	10,759	212	77,338
International Exploration and Production	5,027	0	21,530
Natural Gas	671	1,506	8,994
Manufacturing and Marketing	811	8,222	22,210
Other	685	11	11,015
Total	17,953	9,951	141,087
Year ended December 31, 2000			
Exploration and Production Norway	12,992	125	79,739
International Exploration and Production	5,070	0	19,465
Natural Gas	810	1,340	11,690
Manufacturing and Marketing	2,860	8,124	24,801
Other	300	625	12,417
Total	22,032	10,214	148,112
Year ended December 31, 1999			
Exploration and Production Norway	27,448	89	77,792
International Exploration and Production	6,644	426	14,395
Natural Gas	1,810	962	12,595
Manufacturing and Marketing	4,085	7,514	23,683
Other	413	861	12,577
Total	40,400	9,852	141,042

Revenues by geographic areas

(IN NOK MILLION)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Norway	205,401	178,509	111,837
Europe (excluding Norway)	30,798	36,201	23,131
United States	27,163	38,243	33,607
Other areas	8,880	13,784	6,065
Eliminations	(36,345)	(36,835)	(23,763)
Total revenues (excluding equity in net income/(loss) of affiliates)	235,897	229,902	150,877

Long-lived assets by geographic areas

(IN NOK MILLION)	AT DECEMBER 31, 2001	2000	1999
Norway	114,303	126,429	127,448
Europe (excluding Norway)	29,772	25,538	25,114
United States	70	20	1,141
Other areas	18,016	15,315	8,094
Eliminations	(11,717)	(9,170)	(11,171)
Total long-lived assets (excludes long-term deferred tax assets)	150,444	158,132	150,626

4. Significant Acquisitions and Dispositions

Until July 1999, Statoil owned 19% of the outstanding shares of Saga Petroleum ASA (Saga), an independent oil and gas company. In July 1999, Norsk Hydro ASA, through an agreement with Statoil and a tender offer, acquired 100% of Saga. In accordance with the terms of the transaction, Statoil contributed its existing shares of Saga and NOK 4.2 billion, to Norsk Hydro, in exchange for certain oil and gas producing licenses of Saga. Additionally, Norsk Hydro issued certain of its own shares for the remaining shares of Saga. Immediately preceding this transaction, Saga was considered an available for sale security, and carried at fair value on the Consolidated Balance Sheets. Statoil realized a gain on the divestiture of its shares in Saga of NOK 1.5 billion.

In 1999, Statoil sold 50% of the shares in Statoil Detaljhandel Skandinavia AS, a group of service stations in Scandinavia, to a third party. The transaction amounted to NOK 3.1 billion and resulted in a gain of NOK 1.2 billion. As such, Statoil Detaljhandel Skandinavia AS is considered an equity method affiliate from 1999 because Statoil owns 50% of its shares.

On January 1, 2000, Statoil exchanged 21% of its Mongstad Refinery in Norway for a 10% participation in a refinery in the Netherlands. The transaction is considered an exchange of minority interests of similar productive assets which does not culminate in the earnings process and as such has been recorded at book value with no gain or loss recognized. The book value of the assets exchanged was NOK 0.9 billion.

In 2001, Statoil sold specific interests in Norwegian oil and gas licenses, its 4.76% interest in the Kashagan oil field in Kazahkstan and its activity in Vietnam which resulted in total gains of NOK 4.3 billion before tax charges of NOK 0.8 billion.

5. Asset Impairments

In 2001, a charge of NOK 2 billion before tax (NOK 1.4 billion after tax) was recorded in depreciation, depletion and amortization in the International Exploration and Production segment to write down the Company's 27% interest in the LL652 oil-field in Venezuela to fair value. This write-down is mainly due to a slower-than-expected reservoir repressurization resulting in a reduction in the projected volumes of oil recoverable during the remaining contract period of operation.

In 1999, a charge of NOK 2.5 billion before tax (NOK 1,8 billion after tax) was recorded in depreciation, depletion and amortization to write down certain downstream properties (primarily in the Manufacturing and Marketing segment) to fair value. The long-lived assets concerned are located in Europe with the most significant impact related to the Kalundborg Refinery in Denmark of NOK 1.8 billion. This write-down was a result of a reduction in the refinery's estimated economic life caused by expected stricter petroleum refining regulations.

6. Restructuring and Other Charges

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. Of the NOK 1,400 million provided in 1999, NOK 130 million was reversed in 2000 related to contracted future lease payments for rig capacity which contract was assumed by a third party. Also, in 2000, Statoil realized additional losses of NOK 200 million related to the ultimate disposition of specific assets. The amounts remaining in the provision at December 31, 2000 and December 31, 2001 were NOK 224 million and NOK 144 million respectively. The balance at December 31, 2001 relates primarily to future lease costs, credit risk associated with assets sold, and legal costs expected to be settled in 2002. These charges are classified as "Operating expenses" and relate to the International Exploration and Production segment.

Also, during 1999, Statoil recorded NOK 500 million for employee termination benefits for a company-wide staff reduction program affecting approximately 800 employees. Statoil is reimbursed for a part of the total restructuring costs from other partners in applicable upstream operations. Based on actual charges incurred, Statoil reversed approximately NOK 150 million of the accrual in 2000. In 2000, Statoil recorded an additional NOK 150 million for similar employee termination benefits as for the 1999 program which reduced the size of the staff by approximately 250 employees. The staff reductions programs affected primarily Norwegian-based employees and was implemented in many of Statoil's operating segments across several business functions. For the twelve months ended December 31, 2000 and December 31, 2001, NOK 160 million and NOK 247 million were charged against the provision. As of December 31, 2001, all employees related to the 1999 and the 2000 plans had been terminated. These charges are classified mainly as either "Operating expenses" or "Selling, general and administrative expenses".

In 1998, included in "Operating expenses" is a special charge of NOK 700 million for an expected loss on purchased drilling rig service contracts. During the period 1995-1998, based on estimated future needs for exploration and production drilling services on Statoil-operated licenses in the North Sea, Statoil, on a sole risk basis, entered into several long-term fixed-price drilling rig contracts. The contract periods for the rigs last from 1-6 years. The decline in world-wide oil prices resulted in reduced work programs for the licenses and Statoil was left with significant excess drilling rig capacity in a depressed market for drilling rig services. The charge is Statoil's best estimate of the loss between fixed drilling rig contracts and the estimated sub-contract market rates. In 1999, Statoil accrued an additional NOK 900 million due to an increase in the estimated loss on the purchased long-term fixed price drilling service contracts as a result of a further decline in the estimated subcontract rate on several drilling rigs. Estimated sub-contract market rates were based on rates quoted by rig brokers, new drilling rig contracts entered into by other oil companies and Statoil's evaluation of drilling needs and drilling rig availability through the end of 2002. During 1999, 2000 and 2001, NOK 468 million, NOK 172 million and NOK 76 million, respectively, of contract payments were charged against the provision. In 2001 NOK 150 million of the provision was reversed due to a reduction in the estimated contract loss. At December 31, 2000 and December 31, 2001 the remaining provision for drilling service contracts was NOK 960 million and NOK 734 million, respectively. These charges impact the Exploration and Production Norway segment.

7. Inventories

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

	AT DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*
Inventories		
Crude oil	2,919	2,143
Petroleum products	2,567	2,928
Other	593	498
Total — inventories valued on a FIFO basis	6,079	5,569
Excess of current cost over LIFO value	(803)	(1,343)
Total	5,276	4,226

8. Summary Financial Information of Unconsolidated Equity Affiliates

Statoil's investments in affiliates include a 50 percent interest in Borealis, a petrochemical production company, and a 50 percent interest in Statoil Detaljhandel Skandinavia AS (SDS), a group of retail petroleum service stations. Summary financial information for affiliated companies accounted for by the equity method is shown below. Statoil's investment in these companies is included in Investments in affiliates. "Accounts receivable — related parties" in the Consolidated Balance Sheets relates to amounts due from equity affiliates.

Equity method affiliates - gross amounts

	BOREALIS			SDS		
(IN NOK MILLION)	2001	2000	1999	2001	2000	1999
At December 31,						
Current assets	7,694	10,753	8,513	3,189	3,014	3,333
Non current assets	19,710	18,121	16,720	6,105	6,333	6,240
Current liabilities	6,108	9,740	8,747	2,894	3,277	3,830
Long-term debt	8,787	5,870	3,118	3,382	3,242	3,157
Other liabilities	2,201	2,570	2,886	0	0	0
Net assets	10,310	10,694	10,482	3,018	2,828	2,586
Year ended December 31,						
Gross revenues	29,819	30,465	24,227	24,563	26,069	23,297
Income before taxes	(193)	686	1,649	411	328	66
Net income	(330)	488	1,312	290	233	41
Capital expenditures	1,182	2,117	3,520	552	592	6,909

Dividends received from Borealis amounted to NOK 16, 187 and 329 million for 2001, 2000 and 1999, respectively. No dividends are received from SDS.

Equity method affiliates - detailed information

(AMOUNTS IN MILLIONS)	CURRENCY	PAR VALUE	SHARE CAPITAL	OWNERSHIP	BOOK VALUE	PROFIT SHARE
Statoil Detaljhandel Skandinavia AS	NOK	1,300	2,600	50%	931	222
Borealis A/S	DKK	2,000	4,000	50%	5,081	(146)
P/R West Navion DA	NOK	-	-	50%	1,161	67
Other companies	-	-	-	-	2,778	296
Total					9,951	439

Ownership corresponds to voting rights.

The difference between the book value and equity interest of the investment in SDS represents the difference between the book value and the fair value on the sale of Statoil's 50 percent interest in SDS in 1999 which is being amortized. P/R West Navion DA owns the drillship West Navion, and its only activity pertains to this drillship. Equity in net income/loss of affiliates in 1999 includes a write down of NOK 1,200 million to estimated fair value of the investment in P/R West Navion DA.

9. Short-Term Investments

(IN NOK MILLION)	AT DECEMBER 31, 2001	2000
Short-term deposits	189	128
Certificates	1,692	3,376
Bonds	180	278
Marketable equity securities	2	75
Total short-term investments	2,063	3,857

The net change in unrealized gains on securities for the years ended December 31, 2001, 2000 and 1999 was a net gain of NOK 10 million, a net loss of NOK 45 million, and a net gain of NOK 58 million, respectively. The cost price for the short-term investments was NOK 2,053 and 3,857 million, respectively.

All short-term investments are considered to be trading securities and are recorded at fair value with unrealized gains and losses included in income.

10. Property, plant and equipment

(IN NOK MILLION)	MACHINERY, EQUIPMENT AND TRANSPORTATION EQUIPMENT	PRODUCTION PLANTS OIL AND GAS, INCL PIPELINES	PRODUCTION PLANTS ONSHORE	BUILDINGS AND LAND	VESSELS	CONSTRUCTION IN PROGRESS	CAPITALIZED EXPLORATION COST	TOTAL
Cost at January 1, 2001	11,051	197,957	29,130	6,242	9,063	13,749	5,283	272,475
Additions and transfers	710	15,565	1,117	432	842	(1,232)	163	17,597
Disposal at cost	(871)	(7,660)	(3,596)	(153)	(1,684)	(576)	(230)	(14,770)
Expensed expl. cost capitalized prior years	-	-	-	-	-	-	(935)	(935)
Accumulated depreciation, depletion and amortization	(8,253)	(119,999)	(15,664)	(1,811)	(2,204)	64	0	(147,867)
Book value at December 31, 2001	2,637	85,863	10,987	4,710	6,017	12,005	4,281	126,500
Depreciation, depletion and amortization of property, plant and equipment for the year	607	15,654	1,034	206	492	0	0	17,993
Amortization of goodwill								65
Depreciation, depletion and amortization for the year								18,058
Estimated useful life (years)	5-10	*	15-20	20-25	20-25			

*Unit of production, see note 1.

Included in book value Vessels is NOK 40 million regarding financial lease.
In 2001, 2000 and 1999, NOK 723, 1,494 and 1,225 million, respectively, of interest were capitalized.

11. Provisions

Provisions against assets (other than property, plant and equipment and intangible assets) recorded during the past three years are as follows:

(IN NOK MILLION)	BALANCE AT JANUARY 1,	EXPENSE	RECOVERY	WRITE-OFF	OTHER	BALANCE AT DECEMBER 31,
Year 2001						
Provisions for other long-term assets	90	0	0	0	(74)	16
Provisions for accounts receivable	224	44	0	(12)	(44)	212
Year 2000						
Provisions for other long-term assets	90	0	0	0	0	90
Provisions for accounts receivable	174	33	43	(23)	(3)	224
Year 1999						
Provisions for other long-term assets	70	20	0	0	0	90
Provisions for accounts receivable	259	60	0	(147)	2	174

12. Financial Items

(IN NOK MILLION)	2001	YEAR ENDED DECEMBER 31, 2000	1999
Interest and other financial income	2,107	2,426	1,027
Currency exchange adjustments, net	912	(3,389)	(102)
Interest and other financial expenses	(2,713)	(2,035)	(1,850)
Dividends received	18	82	186
Realized gain and loss on sale of securities	(97)	371	1,717
Change in unrealized gain and loss on securities	(162)	(353)	453
Net financial items	65	(2,898)	1,431

13. Income Taxes

Net income before taxes consist of

(IN NOK MILLION)	2001	YEAR ENDED DECEMBER 31, 2000	1999
Norway			
• Offshore	49,651	52,307	22,254
• Onshore	5,843	3,052	(1,763)
Other countries	725	1,734	(1,482)
Total	56,219	57,093	19,009

Significant components of income tax expense were as follows

(IN NOK MILLION)	2001	YEAR ENDED DECEMBER 31, 2000	1999
Current taxes			
Norway			
• Offshore	37,942	39,542	15,471
• Onshore	1,169	979	69
Other countries	253	529	504
Uplift benefit	(1,726)	(1,816)	(1,708)
Current income tax expense	37,638	39,234	14,336
Deferred taxes			
Norway			
• Offshore	317	528	324
• Onshore	383	254	(1,323)
Other countries	148	440	(481)
Deferred tax expense (benefit)	848	1,222	(1,480)
Total income tax expense	38,486	40,456	12,856

Significant components of Statoil's deferred tax assets and liabilities were as follows

(IN NOK MILLION)	*AT DECEMBER 31, 2001*	*2000*
Deferred tax assets		
Net operating loss carry-forwards	2,120	2,317
Impairment	1,365	832
Decommissioning	4,277	3,992
Other	4,911	5,278
Valuation allowance	(2,135)	(2,309)
Total deferred tax assets	10,538	10,110
Deferred tax liabilities		
Property, plant and equipment	35,144	37,044
Capitalized exploration expenditures and interest	8,668	8,962
Other	8,370	6,924
Total deferred tax liabilities	52,182	52,930

Deferred taxes are classified as follows

(IN NOK MILLION)	*AT DECEMBER 31, 2001*	*2000*
Short-term deferred tax assets	(113)	(514)
Long-term deferred tax assets	(597)	(210)
Short-term deferred tax liabilities	0	213
Long-term deferred tax liabilities	42,354	43,331

Amounts presented in the prior year financial statments have been reclassified to reflect netting of deferred tax assets and liabilities within the same tax jurisdiction. The most significant impact of this reclassification results in a reduction of long-term deferred tax assets in 2000 from NOK 9,196 million to NOK 210 million and a reduction in long-term deferred tax liabilities from NOK 52,930 to NOK 43,331 million.

A valuation allowance has been provided as Statoil believes that available evidence creates sufficient uncertainty as to the realizability of certain deferred tax assets. Statoil will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

Reconciliation of Norwegian nominal statutory tax rate of 28 percent to effective tax rate

(IN NOK MILLION)	*2001*	*YEAR ENDED DECEMBER 31, 2000*	*1999*
Expected income taxes at statutory rate	15,741	15,969	5,312
Petroleum surtax	24,342	26,159	10,736
Uplift benefits	(1,726)	(1,816)	(1,708)
Other, net	129	144	(1,484)
Income tax expense	38,486	40,456	12,856

Revenue from oil and gas activities on the NCS is taxed according to the Petroleum tax law. This stipulates a surtax of 50 percent after deducting uplift, a special investment tax credit, in addition to normal corporate taxation. Uplift credit is deducted as the credits arises, 5 percent each year for 6 years, as from initial year of investment. Uplift credits not utilized of NOK 8.6 billion can be carried forward indefinitely.

At the end of 2001, Statoil had tax losses carry-forwards of NOK 7.0 billion, primarily in Norway, US and Ireland. Substantially all carry-forward amounts expire after 2006.

14. Short-Term Debt

	AT DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*
Bank loans and overdraft facilities	948	194
Margin calls	0	1,172
Current portion of long-term debt	5,364	1,147
Other	301	272
Total	6,613	2,785
Weighted average interest rate	4.62	6.05

15. Long-Term Debt

	WEIGHTED AVERAGE INTEREST RATES		BALANCE IN NOK MILLION AT DECEMBER 31,	
	2001	*2000*	*2001*	*2000*
Unsecured debentures bonds				
US dollar (US$)	5.79	6.84	19,006	15,153
Norwegian kroner (NOK)	5.67	5.67	255	231
Euro (EUR)	4.58	4.59	4,518	4,957
Swiss franc (CHF)	2.87	3.12	4,652	5,714
French franc (FRF)	-	5.25	0	63
Japanese yen (JPY)	2.09	2.52	1,808	1,450
Great British pounds (GBP)	6.13	6.13	3,080	2,968
Total			33,319	30,536
Unsecured bank loans				
US dollar (US$)	6.00	6.00	3,510	1,053
Euro (EUR)	7.64	7.64	0	494
Total			3,510	1,547
Secured bank loans				
US dollar (US$)	6.43	6.30	2,879	2,827
Total			2,879	2,827
Other debt			838	434
Grand total outstanding debt			40,546	35,344
Less current portion			(5,364)	(1,147)
Total long-term debt			35,182	34,197

Statoil has an unsecured debenture bond agreement for US$ 500 million with a fixed interest rate of 6.5%, maturing in 2028, callable at par upon change in tax law. At December 31, 2001 and 2000, NOK 4,441 million and NOK 4,424 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate.

Statoil has also an unsecured debenture agreement bond for EUR 500 million, with a fixed interest rate of 5.125%, maturing in 2011. At December 31, 2001 and 2000, NOK 3,933 million and NOK 4,117 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate through a EUR 200 million swap agreement.

Statoil has an unsecured debenture bond agreement for US$ 375 million, with a fixed interest rate of 5.75%, maturing in 2009. At December 31, 2001 and 2000, NOK 3,347 million and NOK 3,318 million were outstanding, respectively.

Statoil utilizes foreign currency swaps to manage foreign exchange risk on its long-term debt. The swaps are not reflected in the table above. The stated interest rate on the majority of its long-term debt is fixed. Interest rate swaps are utilized to manage interest rate exposure.

Substantially all unsecured debenture bond and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders.

Statoil has outstanding six debenture bond agreements, which contain provisions allowing Statoil to call the debt prior to its final redemption at par if there are changes to the Norwegian tax laws or at certain specified premiums. The agreements are net after buyback at the December 31, 2001 closing rate valued at NOK 12,029 million.

Reimbursements of long-term debt fall due as follows:

(IN NOK MILLION)	
2002	5,364
2003	2,251
2004	3,120
2005	1,320
2006	1,907
Thereafter	26,584
Total	40,546

Statoil has agreements with two bank syndicates for committed long-term revolving credit facilities totaling US$ 1,460 million (NOK 13,157 million), with US$ 275 million drawn. Commitment fees range from 0.0875% to 0.105% per annum. In addition, credits amounting to a total of EUR 242 million (NOK 1,929 million) are available to Statoil on a bilateral basis. There are no borrowings under these credits as at December 31, 2001.

As of December 31, 2001 Statoil had no committed short-term credit facilities.

At December 31, 2001 Statoil had no committed letter of credit available. Available and outstanding letters of credit as per December 31, 2000 amounted to US$ 28 million (NOK 246 million).

16. Financial Instruments and Risk Management

Statoil uses derivative financial instruments to manage risks resulting from fluctuations in underlying interest rates, foreign currency exchange rates and commodity (such as oil, natural gas and refined petroleum products) prices. Because Statoil operates in the international oil and gas markets and has significant financing requirements, it has exposure to these risks, which can affect the cost of operating, investing and financing. Statoil has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Derivative instruments creating essentially equal and offsetting market exposures are used to help manage certain of these risks. Management also uses derivatives to establish certain positions based on market movements although this activity is immaterial to the consolidated financial statements.

Interest and currency risks constitute significant financial risks for the Statoil group. Total exposure is managed at portfolio level in accordance with the strategies and mandates issued by the Enterprise-Wide Risk Management Program and monitored by the Corporate Risk Committee. Statoil's interest rate exposure is mainly associated with the group's debt obligations and management of the assets in Statoil Forsikring AS. Statoil mainly employs interest rate swap and currency swap agreements to manage interest rate and currency exposure.

Statoil uses swaps, options, futures, and forwards to manage its exposure to changes in the value of future cash flows from future purchases and sales of crude oil and refined oil products. The term of the oil and refined oil products derivatives is usually less than one year. Natural gas and electricity swaps, options, forwards, and futures are likewise utilized to manage Statoil's exposure to changes in the value of future sales of natural gas and electricity. These derivatives usually have terms of approximately three years or less. Most of the derivative transactions are made in the over-the-counter (OTC) market.

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of oil and refined petroleum products over a period not exceeding 12 months and cash flows related to interest payments over a period not exceeding 37 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the year ended December 31, 2001. The net change in Other comprehensive income associated with the current year hedging transactions was immaterial, and the net amount reclassified into earnings during the year was NOK 2 million (after tax). At December 31, 2001, the net deferred hedging loss in Accumulated other comprehensive income was NOK 2 million (after tax), none of which will affect earnings over the next 12 months. The gain component of a derivative instrument excluded from the assessment of hedge effectiveness related to cash flow hedges during the year was NOK 137 million (before tax). This item relates to time value of options utilized to hedge certain crude production volumes, and was recorded as sales in Exploration and Production Norway in the Consolidated Statement of Income. There were no cash flow hedges discontinued during the year because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period.

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities and some inventories of crude oil. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the year ended December 31, 2001. The net gain recognized in earnings in Net financial items or Cost of sales during the year for ineffectiveness of fair value hedges was immaterial.

Fair Value of Financial Instruments

Except from recorded amount of fixed interest long-term debt, the recorded amounts of cash and cash equivalents, receivables, bank loans, other interest bearing short-term debt, and other liabilities approximate their fair values. Marketable equity and debt securities are also recorded at their fair values.

The following table contains the carrying amounts and estimated fair values of financial instruments, and the carrying amounts and estimated fair value of long-term debts. Commodity contracts capable of being settled by delivery of commodities (oil & oil products, natural gas, electricity) are excluded from the summary.

(IN NOK MILLION)	*FAIR MARKET VALUE OF ASSETS*	*FAIR MARKET VALUE OF LIABILITIES*	*NET CARRYING AMOUNT*
At December 31, 2001			
Debt-related instruments	602	(1,518)	(916)
Non-debt-related instruments	25	(32)	(7)
Long-term fixed interest debt	0	(34,800)	(29,246)
Crude Oil and Refined Products	701	(360)	341
Gas and electricity	67	(46)	21

The following table contains the notional amounts, carrying amounts and estimated fair values of financial instruments, and the carrying amounts and estimated fair value of long-term debts for the period prior to implementing FAS 133. Commodity contracts capable of being settled by delivery of commodities (oil & oil products, natural gas, electricity) are excluded from the summary. The notional values of these and other derivative instruments do not represent assets or liabilities of Statoil but, rather, are the quantitative basis for settlement under the contract terms.

(IN NOK MILLION)	*NOTIONAL AMOUNT*	*FAIR MARKET VALUE*	*CARRYING AMOUNT*
At December 31, 2000			
Debt-related instruments	41,016	(346)	(277)
Non-debt-related instruments	(22,591)	191	191
Long-term fixed interest debt	0	(32,423)	(31,416)
Crude Oil and Refined Products	(2,988)	124	124
Gas and electricity	410	11	11

Fair values are estimated using quoted market prices, estimates obtained from brokers, prices of comparable instruments, and other appropriate valuation techniques. The fair value estimates approximate the gain or loss that would have been realized if the contracts had been closed out at year-end, although actual results could vary due to assumptions utilized.

Credit risk management

Statoil minimizes credit risk concentration with respect to financial instruments by holding only investment grade securities spread among a variety of selected issuers. A list of authorized investment limits by commercial issuer is maintained and reviewed regularly along with guidelines which include an assessment of the financial position of counter-parties as well as requirements for collateral. Credit risk related to commodity-based instruments is likewise managed by maintaining, reviewing and updating lists of authorized counter-parties by assessing the financial position and requiring collateral when appropriate. The credit risk concentration with respect to receivables is limited due to the large number of customers spread worldwide in numerous industries.

The credit risk from Statoil's over-the-counter derivative contracts derives from the counter-party to the transaction, typically a major bank or financial institution, a major oil company or well known trading companies. Statoil does not anticipate non-performance by any of these counter-parties, and no material loss would be expected from any such unexpected non-performance. Futures contracts and exchange-traded options have a negligible credit risk as they are principally traded on the New York Mercantile Exchange or the International Petroleum Exchange of London.

Consequently, Statoil does not consider itself exposed to a significant concentration of credit risk.

17. Employee Retirement Plans

Pension benefits

Statoil and many of its subsidiaries have defined benefit retirement plans, which cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multi-employer plans.

Net periodic pension cost

	YEAR ENDED DECEMBER 31,		
(IN NOK MILLION)	*2001*	*2000*	*1999*
Defined benefit plans			
Benefit earned during the year, net of participants' contributions	690	678	703
Interest cost on prior period benefit obligation	626	578	514
Expected return on plan assets	(793)	(761)	(645)
Amortization of loss	10	14	23
Amortization of prior service cost	44	44	44
Amortization of net transition assets	(16)	(16)	(16)
Net periodic pension cost	561	537	623
Defined contribution plans	21	21	19
Multi-employer plans	4	4	3
Total net periodic pension cost	586	562	645

Change in projected benefit obligation (PBO)

(IN NOK MILLION)	*2001*	*2000*
Projected benefit obligation at beginning of year	10,632	9,853
Benefits earned during the year	690	656
Interest cost on prior period benefit obligation	626	584
Actuarial gain (loss)	471	(256)
Benefits paid	(391)	(210)
Foreign currency translation	(28)	5
Projected benefit obligation at end of year	12,000	10,632

Change in pension plan assets

(IN NOK MILLION)	2001	2000
Fair value of plan assets at beginning of year	12,310	11,392
Retained earnings in the pension trusts reclassified to plan assets	954	0
Actual return on plan assets	(15)	457
Company contributions	8	549
Benefits paid	(170)	(86)
Foreign currency translation	(19)	(2)
Fair value of plan assets at end of year	13,068	12,310

Status of pension plans reconciled to balance sheet

	AT DECEMBER 31,	
(IN NOK MILLION)	2001	2000
Defined benefit plans:		
Funded status of the plans at end of year	1,068	1,678
Unrecognized net loss	769	389
Unrecognized prior service cost	462	512
Unrecognized net transition asset	(31)	(47)
Total net prepaid pension recognized	2,268	2,532
Amounts recognized in the Consolidated Balance Sheet:		
Prepaid pension	4,046	4,280
Accrued pension liabilities	(1,778)	(1,748)
Weighted-average assumptions at end of year:		
Discount rate	6.0%	6.0%
Expected return on plan assets	6.5%	6.5%
Rate of compensation increase	3.0%	3.0%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were NOK 3,352 million, NOK 2,430 million and NOK 422 million, respectively, at December 31, 2001, and NOK 2,945 million, NOK 2,071 million and NOK 418 million, respectively, at December 31, 2000.

18. Decommissioning and Removal Liabilities

At December 31, 2001 and 2000, NOK 7,521 million and NOK 7,063 million, respectively, had been accrued for future well closure, decommissioning and removal of offshore installations. Statoil's share of the estimated total future well closure, decommissioning and removal costs is NOK 13,300 million and NOK 12,800 million at December 31, 2001 and 2000, respectively.

19. Research Expense

Research expenses were NOK 633 million, NOK 656 million and NOK 718 million in 2001, 2000 and 1999, respectively.

20. Leases

Statoil leases certain assets, notably shipping vessels.

Rental expense is NOK 7,687 million, NOK 6,455 million and NOK 7,219 million in 2001, 2000 and 1999, respectively.

The information below shows future minimum lease payments under non-cancelable operating leases at December 31, 2001.

(IN NOK MILLION)	*OPERATING LEASES*	*CAPITAL LEASES*
2002	4,174	23
2003	2,818	10
2004	2,230	10
2005	1,883	10
2006	1,603	10
Thereafter	3,939	8
Total future rents	16,647	71
Interest component		(11)
Net present value		60

Property, plant and equipment include the following amounts for leases that have been capitalized at December 31, 2001 and 2000.

	AT DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*
Vessels	238	769
Less allowance for depreciation	(198)	(688)
Net	40	81

In 1999, Statoil sold and leased back their interest in a production vessel for NOK 945 million. The gain of NOK 226 million on the sale is being deferred over the lease term of three years.

21. Other Commitments and Contingencies

Contractual commitments

(IN NOK MILLION)	*IN 2002*	*THEREAFTER*	*TOTAL*
Contractual commitments made	8,475	5,641	14,116

These contractual commitments comprise acquisition and construction of tangible fixed assets.

Contingent liabilities and insurance

Like any other licensee, Statoil has unlimited liability for possible compensation claims arising from its offshore operations, including transport systems. The Company has taken out insurance to cover this liability up to about NOK 7.1 billion for each incident, including liability for claims arising from pollution damage. Most of the group's production installations are covered through the wholly-owned subsidiary Statoil Forsikring AS, which reinsures a major part of the risk in the international insurance market. About 46 percent is retained.

Guarantees

The group has provided guarantees of NOK 174 million.

Other commitments

As a condition for being awarded oil and gas exploration and production licenses, participants are committed to drill a certain number of wells. At the end of 2001, Statoil was committed to participating in 10 wells off Norway and 11 wells abroad, with an average ownership interest of approximately 23 percent. The expected costs to drill these wells amounts to approximately NOK 0.7 billion.

In 1996 the Directorate-General for Competition of the European Commission, according to EC/EEA competition rules, commenced an investigation of the members of the GFU, including Statoil, relating to the arrangements for the sale of gas from the NCS, including the activities of the GFU. Late in 2000 the European Commission indicated that it may bring proceedings under the EC/EEA competition rules against Statoil and others.

On June 12, 2001, Statoil received a "Statement of Objections" from the European Union's Competition authority. This is the first step in a formal process which can result in a legal proceeding against Statoil that could last for years. The statement from the EU Commission is mainly related to the gas sales organization imposed by the Norwegian authorities.

The Norwegian Government has publicly announced that it opposes to the Statement of Objections issued by the European Commission and has been accepted as an interested third party in the case. The Norwegian Government submitted its written intervention ultimo October 2001, where it pleaded that the system for sale of gas from the NCS was a compulsory system established by the Norwegian authorities in accordance with Norwegian law and that the EU/EEA competition laws thus were not applicable.

Statoil responded in writing to the Statement of Objections ultimo 2001. In December 2001 an oral hearing was arranged by the Commission. In the oral hearing, representatives from the Norwegian Government and all companies having received the Statements of Objections made oral pleadings in the case.

Statoil cannot predict the possible content or timing of any final Commission decision. However, if proceedings are commenced, the Commission may adopt a decision prohibiting the sale of gas from the NCS under the former arrangements for the sale of gas from the NCS (including the activities of the GFU), to impose fines, to require Statoil to offer customers with existing gas sales agreements (including long-term take-or-pay agreements) the opportunities to re-negotiate or terminate those agreements and/or to impose other obligations to remedy any adverse effects of the alleged infringement. Any finding of an infringement by Statoil of the EC/EEA competition laws might also result in counter parties to gas sales agreements challenging validity of those agreements and possibly claiming substantial damages. If any action were brought by the Commission, the Company would defend its positions vigorously, and the Company believes it has substantial defenses.

In addition, during the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on management's best judgment. Management does not believe that the resolution of these legal proceedings will have a material adverse effect on its financial position, results of operations or cash flows.

22. Related Parties

Total purchases of oil from the Norwegian State amounted to NOK 50,987 million (251 million barrels), NOK 39,185 million (155 million barrels) and NOK 22,293 million (161 million barrels) in 2001, 2000 and 1999, respectively. Amounts payable to the Norwegian State for these purchases are included as "Accounts payable — related parties" in the Consolidated Balance Sheets. The price paid by Statoil for the oil purchased from the Norwegian State are estimated market prices.

23. Shareholders' Equity

Upon Statoil's inception in September 1972, 50,000 ordinary shares at NOK 100 nominal value were issued. There have been several subsequent issuances of ordinary shares, the last increase before the public offering of shares being in June 1989 for 19,962,140 ordinary shares issued at NOK 100 nominal value.

On May 10, 2001, an extraordinary general meeting approved a common stock split by which the existing 49,397,140 ordinary shares with nominal value of NOK 100 per share was replaced by 1,975,885,600 ordinary shares with nominal value of NOK 2.50 per share. All references to the number of ordinary shares and per share common amounts have been restated to give retroactive effect to the stock split for all periods presented.

At an extraordinary general meeting held on May 25, 2001, it was resolved to increase the share capital by NOK 62,500,000 through the issuance of 25 million ordinary shares through a transfer of capital from "Additional paid-in capital" to share capital (a bonus issue). Pursuant to this resolution, the Norwegian State waived its rights to receive the new shares which was issued to the Company as treasury shares. The treasury shares are intended to be used to grant bonus shares to retail investors. Investors are entitled to receive an additional ordinary share from Statoil for every 10 shares they purchased in the retail offering in Norway (up to an aggregate purchase amount of NOK 25,000, or in the case of Statoil employees up to an aggregate purchase amount of NOK 75,000), and continue to hold through June 17, 2002, for no additional consideration.

At an extraordinary general meeting, held on June 17, 2001 it was further resolved to increase the share capital by NOK 471,750,000 from NOK 5,002,214,000 to NOK 5,473,964,000 through the issuance of 188,700,000 new ordinary shares of NOK 2.50 nominal value each. In June 2001, the Company completed a public offering of shares which raised NOK 12,890 million, net of expenses, on the issuance of 188,700,000 shares of common stock.

The Board of directors has authority to issue up to 500,000 shares. The shares may only be used to issue shares under a possible share incentive program. The authority lasts to June 20, 2002.

The Board of directors is authorized to acquire treasury shares. The aggregate nominal value of treasury shares pursuant to this authority cannot exceed NOK 250,000,000. The minimum and maximum price is NOK 2.50 and NOK 300 per share respectively. The Board of directors may only use this authorization for the purpose of improving the capital structure (redemption).

There exists only one class of shares and all have voting rights.

Retained earnings available for distribution is based on Norwegian accounting principles, and legal regulations and amounts to NOK 26,579 million (before provisions for dividend for the year ended December 31, 2001 of NOK 6,169 million) at December 31, 2001. This differs from retained earnings in these financial statements of NOK 6,682 million due to differences between Norwegian legal and accounting regulations, which form the basis for retained earnings available for distribution, and USGAAP. The main difference is the impact of the transfer of the SDFI assets to Statoil, which is not reflected in the Norwegian GAAP accounts until the second quarter of 2001. Under Norwegian regulations the amount available for distribution is limited to the retained earnings of the parent company. Retained earnings in subsidiaries are not available for dividend distribution from the parent company. Distribution of dividends is not allowed to reduce the shareholders' equity in the unconsolidated accounts of the parent company below 10 percent of total assets.

24. Auditors' remuneration

Total remuneration to the external auditors for the fiscal year 2001 amounted to NOK 21.4 million for audit services and NOK 22.3 million for other services, including NOK 14.7 million for audit related services in connection with the initial public offering.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" and regulations of the US Securities and Exchange Commission (SEC), Statoil is making certain supplemental disclosures about oil and gas exploration and production operations. While this information was developed with reasonable care and disclosed in good faith, it is emphasized that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgment involved in developing such information. Accordingly, this information may not necessarily represent the present financial condition of Statoil or its expected future results.

All the tables presented include the impact from the SDFI transaction. See note 1.

Oil and gas reserve quantities

Statoil's oil and gas reserves have been estimated by its experts in accordance with industry standards under the requirements of the SEC. Reserves are net of royalty oil paid in kind, and quantities consumed during production. Statements of reserves are forward-looking statements.

The determination of these reserves is part of an ongoing process subject to continual revision as additional information becomes available.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

The principles for booking of proved gas reserves in Norway are limited to contracted gas sales and gas with access to a market. New contracted sales are recorded as extensions and discoveries.

Statoil's delivery commitment related to supply type contracts is 12,800 bcf. Gas sales and delivery commitments for the contract years 2002, 2003 and 2004 are 685, 754 and 794 bcf respectively. These commitments may be met from proved developed reserves of 8,970 bcf as of December 31, 2001. In addition to the supply-type agreements, Statoil is party to depletion-type gas sales agreements. Here the natural gas supplied from certain fields is sold in its entirety to a customer or customergroup. Statoil has no obligation to deliver quantities beyond those produced from the fields in question.

In 1997, Statoil entered into a service contract in Venezuela. The group's share of base production is not included in the reserves. Expected recovery of the field's proved reserves over and above quantities provided for in the service contract as base production is included in the International Exploration and Production oil reserves.

When Statoil enters into production sharing agreements, the reserves are estimated on the basis of the volumes to which it has access (cost oil and profit oil), limited to available market access.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In 1999, purchases and sales of petroleum in place are mainly related to the acquisition of Saga assets offshore Norway and the disposal of Statoil's gas producing activity in the US.

The totals in the following tables may not equal the sum of the amounts shown due to rounding differences.

	NET PROVED OIL AND NGL RESERVES IN MILLION BARRELS			*NET PROVED GAS RESERVES IN BILLION STANDARD CUBIC FEET*			*NET PROVED OIL, NGL AND GAS RESERVES IN MILLION BARRELS OIL EQUIVALENT*		
	NORWAY	*OUTSIDE NORWAY*	*TOTAL*	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
At December 31, 1998	1,633	507	2,140	12,704	1,219	13,924	3,896	724	4,621
Proved developed reserves	777	92	869	7,085	797	7,882	2,040	234	2,274
Revisions and improved recovery	82	(23)	59	(111)	21	(90)	62	(19)	43
Extensions and discoveries	67	0	67	28	141	169	72	25	97
Purchase of reserves-in-place	134	4	138	1,045	9	1,054	320	6	326
Sales of reserves-in-place	(1)	(6)	(7)	(1)	(1,215)	(1,216)	(1)	(223)	(224)
Production	(240)	(21)	(262)	(452)	(60)	(512)	(321)	(32)	(353)
At December 31, 1999	1,675	462	2,136	13,213	114	13,328	4,029	482	4,511
Proved developed reserves	934	85	1,019	7505	68	7,574	2,271	97	2,368
Revisions and improved recovery	8	30	38	56	(11)	45	18	28	46
Extensions and discoveries	79	18	97	27	170	197	84	48	132
Sales of reserves-in-place	(2)	0	(2)	0	(19)	(19)	(2)	(3)	(5)
Production	(254)	(21)	(275)	(495)	(19)	(514)	(342)	(24)	(367)
At December 31, 2000	1,506	488	1,994	12,802	234	13,036	3,787	530	4,317
Proved developed reserves	940	187	1,127	8,630	65	8,695	2,478	198	2,677
Revisions and improved recovery	68	30	98	252	(7)	245	113	29	142
Extensions and discoveries	124	69	193	188	225	413	158	109	267
Sales of reserves-in-place	(54)	(1)	(55)	(1)	(170)	(171)	(54)	(31)	(85)
Production	(246)	(22)	(268)	(523)	(15)	(538)	(339)	(25)	(364)
At December 31, 2001	1,398	565	1,963	12,718	267	12,985	3,664	612	4,277
Proved developed reserves	948	166	1,113	9,069	42	9,112	2,564	173	2,737

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Statoil has historically marketed and sold the Norwegian State's oil and gas as a part of its own production. The Norwegian State has elected to continue this arrangement. Accordingly, at an extraordinary general meeting held on February 27, 2001, the Norwegian State, as sole shareholder, revised Statoil's articles of association by adding a new article which requires Statoil to continue to market and sell the Norwegian State's oil and gas together with Statoil's own oil and gas in accordance with an instruction established in shareholder resolutions in effect from time to time. At an extraordinary general meeting held on May 25, 2001, the Norwegian State, as sole shareholder, approved a resolution containing the instructions referred to in the new article. This resolution is referred to as the owner's instruction. For natural gas acquired by Statoil for its own use, its payment to the Norwegian State will be based on market value. For all other sales of natural gas to Statoil or to third parties the payment to the Norwegian State will be based on either achieved prices, a net back formula or market value. All of the Norwegian State's oil and NGL will be acquired by Statoil. Pricing of the crude oil will be based on market reflective prices NGL prices will be either based on achieved prices, market value or market reflective prices.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The Norwegian State may at any time cancel the owner's instruction. Due to this uncertainty, the Norwegian State's estimate of proved reserves not being available to Statoil and the fact that the State will sell an additional 6.5 percent of its interest in licenses on the NCS, it is not possible to determine the total quantities to be purchased by Statoil under the owner's instruction from properties in which it participates in the operations.

For the year 2001, Statoil marketed and sold 406 million barrels of oil and NGL and 654 billion cubic feet of gas on behalf of the Norwegian State. For 2002, it is estimated that Statoil will market and sell 380 million barrels of oil and NGL and 750 billion cubic feet of gas.

Capitalized costs related to Oil and Gas producing activities

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000
Unproved Properties	4,281	5,264
Proved Properties, wells, plants and other equipment	208,446	194,165
Total Capitalized Costs	212,727	199,429
Accumulated depreciation, depletion, amortization and valuation allowances	(117,450)	(102,636)
Net Capitalized Costs	95,277	96,793

Costs incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

These costs include both amounts capitalized and expensed.

(IN NOK MILLION)	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
Year ended December 31, 2001			
Exploration costs	2,020	683	2,703
Development costs	9,707	4,452	14,159
Total	11,727	5,135	16,862
Year ended December 31, 2000			
Exploration costs	1,657	1,764	3,421
Development costs	11,470	3,628	15,098
Total	13,127	5,392	18,519
Year ended December 31, 1999			
Acquisition of properties			
• Unproved	1,186	180	1,366
• Proved	12,203	0	12,203
Exploration costs	1,647	1,361	3,008
Development costs	12,339	3,980	16,319
Total	27,375	5,521	32,896

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Results of Operation for Oil and Gas Producing Activities

As required by Statement of Financial Accounting Standards No. 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Statoil.

Activities included in Statoil's segment disclosures in note 3 to the financial statements but excluded from the table below relates to gas trading activities, transportation and business development as well as effects of disposals of oil and gas interests.

Income tax expense is calculated on the basis of statutory tax rates in addition to uplift and tax credits only. No deductions are made for interest or overhead.

Transfers are recorded approximating market prices.

(IN NOK MILLION)	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
Year ended December 31, 2001			
Sales	1,379	2,957	4,336
Transfers	61,913	1,767	63,680
Total revenues	63,292	4,724	68,016
Exploration expenses	(2,011)	(866)	(2,877)
Production costs	(8,557)	(1,102)	(9,659)
Special items[1)]	0	(2,000)	(2,000)
DD&A[2)]	(12,637)	(1,477)	(14,114)
Total costs	(23,205)	(5,445)	(28,650)
Results of operations before taxes	40,087	(721)	39,366
Tax expense	(30,958)	216	(30,742)
Results of producing operations	9,129	(505)	8,624
Year ended December 31, 2000			
Sales	1,418	5,804	7,222
Transfers	69,610	1	69,611
Total revenues	71,028	5,805	76,833
Exploration expenses	(1,310)	(1,141)	(2,451)
Production costs	(8,338)	(1,414)	(9,752)
Special items	0	130	130
DD&A[2)]	(12,468)	(1,815)	(14,283)
Total costs	(22,116)	(4,240)	(26,356)
Results of operations before taxes	48,912	1,565	50,477
Tax expense	(36,851)	(250)	(37,101)
Results of producing operations	12,061	1,315	13,376

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(IN NOK MILLION)	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
Year ended December 31, 1999			
Sales	2,673	4,207	6,880
Transfers	35,699	0	35,699
Total revenues	38,372	4,207	42,579
Exploration expenses	(2,016)	(1,107)	(3,123)
Production costs	(8,054)	(1,251)	(9,305)
Special items	0	(764)	(764)
DD&A[2]	(9,710)	(1,694)	(11,404)
Total costs	(19,780)	(4,816)	(24,596)
Results of operations before taxes	18,592	(609)	17,983
Tax expense	(12,918)	22	(12,896)
Results of producing operations	5,674	(587)	5,087

[1] Impairment of LL652, Venezuela

[2] Include provisions made for future decommissioning and removal costs

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The table below shows the standardized measure of future net cash flows relating to proved reserves presented. The analysis is computed in accordance with FASB Statement No. 69, by applying year-end market prices, costs, and statutory tax rates, and a discount factor of 10 percent to year-end quantities of net proved reserves. The standardized measure is a forward-looking statement.

Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Future net cash flow pre-tax is net of decommissioning costs. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10 percent mid-period discount factors. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The information provided does not represent management's estimate of Statoil's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, identified reserves and contingent resources, that may become proved in the future, are excluded from the calculations. The standardized measure of valuation prescribed under FASB Statement No. 69 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. This does not reflect management's judgment and should not be relied upon as an indication of Statoil's future cash flow or value of its proved reserves.

(IN NOK MILLION)	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
At December 31, 2001			
Future net cash inflows	660,247	107,074	767,321
Future development costs	(40,379)	(16,563)	(56,942)
Future production costs	(185,281)	(23,008)	(208,289)
Future net cash flow pre-tax	434,587	67,503	502,090
Future income tax expenses	(327,141)	(17,497)	(344,638)
Future net cash flows	107,446	50,006	157,452
10 percent annual discount for estimated timing of cash flows	(49,566)	(28,669)	(78,235)
Standardized measure of discounted future net cash flows	57,880	21,337	79,217

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

(IN NOK MILLION)	*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
At December 31, 2000			
Future net cash inflows	757,634	103,859	861,493
Future development costs	(34,614)	(13,624)	(48,238)
Future production costs	(187,119)	(22,331)	(209,450)
Future net cash flow pre-tax	535,901	67,904	603,805
Future income tax expenses	(396,223)	(18,221)	(414,444)
Future net cash flows	139,678	49,683	189,361
10 percent annual discount for estimated timing of cash flows	(61,605)	(28,906)	(90,511)
Standardized measure of discounted future net cash flows	78,073	20,777	98,850
At December 31, 1999			
Future net cash inflows	602,208	91,978	694,186
Future development costs	(35,829)	(13,216)	(49,045)
Future production costs	(189,956)	(18,359)	(208,315)
Future net cash flow pre-tax	376,423	60,403	436,826
Future income tax expenses	(270,466)	(17,429)	(287,895)
Future net cash flows	105,957	42,974	148,931
10 percent annual discount for estimated timing of cash flows	(41,283)	(24,696)	(65,979)
Standardized measure of discounted future net cash flows	64,674	18,278	82,952

Of a total of NOK 56,942 million of estimated future development costs as of December 31, 2001, an amount of NOK 37,595 million is expected to be spent within the next three years, as allocated in the table below.

Future development costs

(IN NOK MILLION)	*2002*	*2003*	*2004*	*SUM*
Norway	10,083	8,858	7,088	26,029
Outside Norway	4,907	3,877	2,782	11,566
Sum future development costs	14,990	12,735	9,870	37,595
Future development costs expected to be spent on proved undeveloped reserves	12,413	11,232	8,744	32,389

In 2001, Statoil incurred NOK 14,159 million in development costs, of which NOK 8,386 million related to proved undeveloped reserves. The comparable amounts for 2000 were 15,098 million and NOK 11,840 million, respectively.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Changes in the standardized measure of discounted future net cash flows from proved reserves

(IN NOK MILLION)	*2001*	*2000*
Standardized measure at beginning of year	98,850	82,952
Net change in sales and transfer prices and in production (lifting) costs related to future production	(70,193)	206,251
Changes in estimated future development costs	(10,560)	(6,316)
Sales and transfers of oil and gas produced during the period, net of production costs	(62,283)	(70,246)
Net change due to extensions, discoveries, and improved recovery	2,064	10,292
Net change due to purchases and sales of minerals in place	(1,652)	(160)
Net change due to revisions in quantity estimates	11,604	(6,279)
Previously estimated development costs incurred during the period	14,159	15,098
Accretion of discount	57,721	(79,383)
Net change in income taxes	39,508	(53,359)
Total change in the standardized measure during the year	(19,632)	15,898
Standardized measure at end of year	79,217	98,850

Operational statistics

Productive oil and gas wells and developed and undeveloped acreage.

The following tables show the number of gross and net productive oil and gas wells and total gross and net developed and undeveloped oil and gas acreage in which Statoil had interests at December 31, 2001.

A "gross" value reflects to wells or acreage in which Statoil has interests (calculated as 100 percent). The net value corresponds to the sum of whole or fractional working interest in gross wells or acreage.

AT DECEMBER 31, 2001		*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
Number of productive oil and gas wells				
Oil wells	— gross	661	508	1,169
	— net	172	104	276
Gas wells	— gross	103	13	116
	— net	31	4	35

AT DECEMBER 31, 2001 (IN THOUSANDS OF ACRES)		*NORWAY*	*OUTSIDE NORWAY*	*TOTAL*
Developed and undeveloped oil and gas acreage				
Acreage developed	— gross	484	186	670
	— net	113	33	146
Acreage undeveloped	— gross	9,993	13,760	23,753
	— net	3,482	3,949	7,431

Remaining terms of leases and concessions are between one and 30 years.

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Exploratory and development drilling activities

The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Statoil at December 31, 2001.

(NUMBER OF WELLS)		*NORWAY*	*AT DECEMBER 31, OUTSIDE NORWAY*	*TOTAL*
Number of wells in progress	— gross	34	11	45
	— net	9.3	1.4	10.7

Net productive and dry oil and gas wells

The following tables show the net productive and dry exploratory and development oil and gas wells completed or abandoned by Statoil in the past three years. Productive wells include wells in which hydrocarbons were found, and the drilling or completion of which, in the case of exploratory wells, has been suspended pending further drilling or evaluation. A dry well is one found to be incapable of producing in sufficient quantities to justify completion.

	NORWAY	*AT DECEMBER 31, OUTSIDE NORWAY*	*TOTAL*
2001			
Net productive and dry exploratory wells drilled	9.7	2.2	11.9
– Net dry exploratory wells drilled	3.2	1.2	4.4
– Net productive exploratory wells drilled	6.5	1.0	7.5
Net productive and dry development wells drilled	32.8	27.4	60.2
– Net dry development wells drilled	0.7	0.3	1.0
– Net productive development wells drilled	32.1	27.1	59.2
2000			
Net productive and dry exploratory wells drilled	4.7	4.8	9.5
– Net dry exploratory wells drilled	2.0	1.5	3.5
– Net productive exploratory wells drilled	2.7	3.3	6.0
Net productive and dry development wells drilled	30.6	71.4	102.0
– Net dry development wells drilled	0.8	0.0	0.8
– Net productive development wells drilled	29.8	71.4	101.2
1999			
Net productive and dry exploratory wells drilled	6.4	4.9	11.3
– Net dry exploratory wells drilled	3.0	1.4	4.4
– Net productive exploratory wells drilled	3.4	3.5	6.9
Net productive and dry exploratory wells drilled	30.6	52.1	82.7
– Net dry development wells drilled	1.8	0.4	2.2
– Net productive development wells drilled	28.8	51.7	80.5

SUPPLEMENTARY INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

Average sales price and production cost per-unit

	NORWAY	*OUTSIDE NORWAY*
Year ended December 31, 2001		
Average sales price crude in US$ per bbl	24.1	22.3
Average sales price natural gas in NOK per Sm^3	1.22	0.97
Average production costs, in NOK per boe	24.9	46.4
Year ended December 31, 2000		
Average sales price crude in US$ per bbl	28.4	27.5
Average sales price natural gas in NOK per Sm^3	0.99	-
Average sales price natural gas in US$ per Sm^3	-	0.099
Average production costs, in NOK per boe	24.8	58.2
Year ended December 31, 1999		
Average sales price crude in US$ per bbl	18.0	16.4
Average sales price natural gas in NOK per Sm^3	0.58	-
Average sales price natural gas in US$ per Sm^3	-	0.083
Average production costs, in NOK per boe	25.1	39.3

To the Board of Directors and Shareholders Statoil ASA

Report of independent auditors – USGAAP accounts

We have audited the accompanying consolidated balance sheets of Statoil ASA and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Statoil ASA and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Stavanger, February 18, 2002
ERNST & YOUNG AS

Gustav Eriksen
State Authorised Public Accountant
(Norway)

Jostein Johannessen
State Authorized Public Accountant
(Norway)

Statoil group - NGAAP

CONSOLIDATED STATEMENTS OF INCOME - NGAAP

(IN NOK MILLION, EXCEPT SHARE DATA)		*YEAR ENDED DECEMBER 31,* 2001	2000	1999
Sales	3	**222,507**	208,118	138,283
Equity in net income/(loss) of affiliates	8	**439**	487	(778)
Other income	4	**4,810**	70	501
Total revenues		**227,756**	208,675	138,006
Cost of goods sold		**(130,300)**	(126,405)	(83,794)
Operating expenses		**(27,459)**	(23,593)	(20,592)
Selling, general and administrative expenses		**(3,542)**	(3,924)	(6,187)
Depreciation, depletion and amortization	5, 10	**(16,292)**	(11,395)	(12,921)
Exploration expenses	10	**(2,584)**	(2,007)	(2,210)
Total expenses before financial items		**(180,177)**	(167,324)	(125,704)
Income before financial items, income taxes and minority interest		**47,579**	41,351	12,302
Net financial items	12	**(105)**	(3,280)	1,168
Income before income taxes and minority interest		**47,474**	38,071	13,470
Income taxes	13	**(32,159)**	(26,196)	(9,092)
Minority interest		**(488)**	(540)	318
Net income		**14,827**	11,335	4,696
Net income per common share		7.14	5.74	2.38
Diluted net income per common share		7.14	5.74	2.38
Weighted average number of ordinary shares outstanding		2,076,180,942	1,975,885,600	1,975,885,600

CONSOLIDATED BALANCE SHEETS - NGAAP

(IN NOK MILLION)	*NOTE*	*AT DECEMBER 31,* 2001	2000
ASSETS			
Net property, plant and equipment	10	**126,296**	102,697
Other long-term receivables	17	**7,166**	8,611
Long-term investments	9	**6,543**	7,042
Investments in affiliates	8	**9,829**	10,363
Total non current assets		**149,834**	128,713
Inventories	7	**6,079**	6,037
Accounts receivable	11	**26,208**	29,810
Accounts receivable - related parties		**1,531**	2,177
Prepaid expenses and other current assets		**6,794**	4,687
Total inventories and accounts receivable		**40,612**	42,711
Short-term investments	9	**2,063**	3,857
Cash and cash equivalents		**4,395**	9,745
Cash, cash equivalents and short-term investments		**6,458**	13,602
Total current assets		**47,070**	56,313
TOTAL ASSETS		**196,904**	185,026

CONSOLIDATED BALANCE SHEETS - NGAAP

(IN NOK MILLION, EXCEPT SHARE DATA)	*NOTE*	*AT DECEMBER 31,* 2001	2000
EQUITY AND LIABILITIES			
Common stock (NOK 2.50 nominal value), 2,189,585,600 and 1,975,885,600 shares authorized and issued		**5,474**	4,940
Treasury shares - 25,000,000 shares		**(63)**	0
Additional paid-in-capital		**12,418**	0
Paid in capital		**17,829**	4,940
Retained earnings		**28,360**	45,003
Minority interest in subsidiary companies		**1,496**	2,492
Retained earnings		**29,856**	47,495
Total equity	23	**47,685**	52,435
Deferred income taxes	13	**41,210**	30,606
Other liabilities	17, 18	**10,547**	7,422
Long-term debt	15	**36,183**	35,077
Total long-term liabilities		**87,940**	73,105
Short-term debt	14	**6,613**	2,785
Accounts payable		**10,970**	15,266
Accounts payable - related party	22	**10,164**	11,454
Withheld, excise and other taxes		**3,052**	2,897
Income taxes payable	13	**16,618**	14,877
Accrued liabilities		**7,693**	6,539
Dividend payable		**6,169**	5,668
Total current liabilities		**61,279**	59,486
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**196,904**	185,026

CONSOLIDATED STATEMENTS OF CASH FLOWS - NGAAP

(IN NOK MILLION)	*YEAR ENDED DECEMBER 31, 2001*	*2000*
OPERATING ACTIVITIES		
Consolidated net income	**14,827**	11,335
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Minority interest in income	**488**	540
Depreciation, depletion and amortization	**16,292**	11,395
Exploration costs written off	**935**	214
Losses on foreign currency transactions	**180**	1,643
Deferred taxes	**474**	1,071
Gains on sales of assets and other items	**(4,982)**	(317)
Changes in working capital (other than cash)		
• Increase in inventories	**(137)**	(480)
• (Increase) decrease in short-term investments	**1,794**	(254)
• (Increase) decrease in accounts receivable	**4,516**	(1,186)
• (Increase) decrease in other receivables	**245**	(244)
• Decrease in accounts payable	**(6,173)**	(3,160)
• Increase (decrease) in other payables	**(720)**	9,911
Increase in other non-current obligations	**2,065**	1,325
Cash flows provided by operating activities	**29,804**	31,793
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(16,577)**	(12,021)
Exploration expenditures capitalized	**(576)**	(895)
Investments and loans granted	**(2,550)**	(3,804)
Repayment of long-term loans granted and other long-term items	**2,289**	0
Proceeds from sales of assets	**5,115**	6,000
Cash flows used in investing activities	**(12,299)**	(10,720)

CONSOLIDATED STATEMENTS OF CASH FLOWS - NGAAP

(IN NOK MILLION)	*YEAR ENDED DECEMBER 31, 2001*	*2000*
FINANCING ACTIVITIES		
New long-term borrowings	**9,609**	1,191
Repayment of long-term borrowings	**(4,677)**	(13,258)
Amounts paid to minority shareholders	**(1,878)**	0
Ordinary dividend paid	**(5,668)**	(1,702)
Amounts paid to shareholder, related to SDFI properities	**(40,788)**	0
Capital contribution related to SDFI properties	**8,460**	0
Net proceeds from issuance of new shares	**12,890**	0
Net short-term borrowings, bank overdrafts and other	**(588)**	(1,726)
Cash flows used in financing activities	**(22,640)**	(15,495)
Net increase (decrease) in cash and cash equivalents	**(5,135)**	5,578
Effect of exchange rate changes on cash and cash equivalents	**(215)**	106
Cash and cash equivalents at beginning of year	**9,745**	4,061
Cash and cash equivalents at end of year	**4,395**	9,745
Interest paid	**3,793**	3,204
Taxes paid	**33,320**	16,614

In the cash flow statement the cash settlement for the transferred SDFI assets is classified as dividend under financing activities, and not as investing activity. See note 1 for more details on the SDFI transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - NGAAP

1. Organization and Basis of Presentation

Statoil ASA was founded in 1972, as a 100 percent Norwegian State-owned company. Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. In 1985, the Norwegian State transferred certain properties from Statoil to the State's direct financial interest (SDFI), which were also 100 percent owned by the Norwegian State.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, these properties have been combined with those of Statoil at their historical book value with effect from June 1, 2001. However, certain adjustments have been made to the carrying value of the properties transferred. These adjustments primarily relate to imputing of capitalized interest in the same manner as if the properties transferred to Statoil had been Statoil's from inception. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2002. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

Certain reclassifications have been made to prior periods' figures to be consistent with current period's presentation.

2. Summary of Significant Accounting Policies

The consolidated financial statements of Statoil ASA and its subsidiaries (the Company or the group) are prepared in accordance with Norwegian generally accepted accounting principles (NGAAP). For a reconciliation to United States generally accepted accounting principles (USGAAP) see note 25.

Consolidation

The consolidated financial statements include the accounts of Statoil ASA and subsidiary companies owned directly or indirectly more than 50 percent. Inter-company transactions and balances have been eliminated. Investments in companies in which Statoil does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20 to 50 percent ownership), are accounted for by the equity method.

Foreign currency translation

Each foreign entity's financial statements are prepared in the currency in which that entity primarily conducts its business (the functional currency). For most of Statoil's foreign subsidiaries the local currency is the functional currency, with the exception of certain upstream subsidiaries, where the US dollar is the functional currency.

When translating foreign functional currency financial statements to Norwegian kroner, year-end rates are applied to asset and liability accounts, whereas average annual rates are applied to income statement accounts. Adjustments resulting from this process are included in the "Accumulated other comprehensive income" account in shareholders' equity, and do not affect net income.

Transactions denominated in currencies other than the entity's functional currency are remeasured into the functional currency using current exchange rates. Gains or losses from this remeasurement are included in income.

Revenue recognition

Revenues associated with sales and transportation of crude oil, natural gas, petroleum and chemical products and other merchandise are recorded when title passes to the customer at the point of delivery of the goods based on the contractual terms of the agreements. Revenue is recorded net of customs, excise duties and royalties paid in kind on petroleum products. Revenues from the production of oil and gas properties in which Statoil has interests with other companies are recorded on the basis of sales to customers.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and all other monetary instruments with original maturities of three months or less.

Short-term investments

Short-term investments include bank deposits and all other monetary instruments and marketable equity and debt securities with a maturity of between three and twelve months at the date of purchase. The portfolios of securities are considered trading securities and are valued at fair value (market). The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recorded when earned.

Inventories

Inventories are valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Use of estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may ultimately differ from the estimates and assumptions used.

The nature of Statoil's operations, and the many countries in which it operates, are subject to changing economic, regulatory and political conditions. Statoil does not believe it is vulnerable to the risk of a near-term severe impact as a result of any concentration of its activities.

Property, plant and equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation, depletion and amortization. Expenditures for significant renewals and improvements are capitalized. Ordinary maintenance and repairs are charged against income when performed. Provisions are made for costs related to periodic maintenance programs.

Depreciation of production installations and field-dedicated transport systems for oil and gas is calculated using the unit of production method based on proved reserves expected to be recovered during the license period. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of their economic life expectancy, using the straight-line method. Straight-line depreciation is based on the following estimated useful lives:

Machinery and equipment	5 — 10 years
Production plants onshore	15 — 20 years
Buildings	20 — 25 years
Vessels	20 — 25 years

Oil and gas accounting

Statoil uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, and geological and geophysical and other exploration costs are expensed. Pre-production costs are expensed as incurred.

Unproved oil and gas properties are periodically assessed on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Capitalized costs of producing oil and gas properties are depreciated and depleted by the unit of production method.

Impairment of long-lived assets

Long-lived assets, identifiable intangible assets and goodwill, are written down when events or a change in circumstances during the year indicate that their carrying amount may not be recoverable.

Impairment is determined for each autonomous group of assets (oil and gas fields or licenses, or independent operating units) by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is impaired, the asset is written down to fair value, generally determined based on discounted cash flows.

Decommissioning and removal liabilities

The estimated costs of decommissioning and removal of major producing facilities are accrued using the unit-of-production method based on proved reserves expected to be recovered over the license period. These costs represent the estimated future undiscounted costs of decommissioning and removal based on existing regulations and technology.

Leased assets

Material capital leases, which provide Statoil with substantially all the rights and obligations of ownership, are classified as assets under Property, plant and equipment and as liabilities under Long-term debt valued at the present value of minimum lease payments. The assets are subsequently depreciated and the liability is reduced for lease payments less the effective interest expense.

Statoil accrues for expected losses between fixed-price drilling rig contract rates and estimated sub-contract rates for excess rig capacity.

Research and development

Research and development costs are expensed when incurred.

Transactions with the Norwegian State

Statoil markets and sells the Norwegian State's share of oil and gas production from the NCS. From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

All oil received by the Norwegian State as royalty in kind from fields on the NCS is purchased by Statoil. Statoil includes the costs of purchase and proceeds from the sale of this royalty oil in its "Cost of goods sold" and "Sales" respectively.

Income taxes

Deferred income tax expense is calculated using the liability method. Under this method, deferred tax assets and liabilities are determined by applying the enacted statutory tax rates applicable to future years to the temporary differences between the carrying values of assets and liabilities for financial reporting and their tax basis. Deferred income tax expense is the change during the year in the deferred tax assets and liabilities relating to the operations during the year. Effects of changes in tax laws and tax rates are recognized at the date the tax law changes.

Derivative financial instruments and hedging activities

The following accounting policies are applied for the principal financial instruments:

- **Currency swap agreements**
  For long-term debt exchanged from the original foreign currency to another (open) currency at an agreed rate of exchange, the open currency position is applied when translating the debt to NOK.
- **Forward currency contracts**
  Unrealized gains or losses on hedging contracts are offset against losses or gains on the items hedged. The interest element is accrued and amortized over the contract period. Unrealized gains or losses on unhedged trading contracts are recorded in the income statement as incurred.
- **Interest swap agreements**
  The net effect of income and expenses related to interest swap agreements is allocated over the contract period.

3. Segment and Geographic Information

Statoil operates in four segments - Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Statoil evaluates performance and allocates resources based on segment net income, which is, net income before financial items and minority interest.

Segment data as of and for the years ended December 31, 2001, 2000 and 1999 is presented below.

(IN NOK MILLION)	*REVENUES*	*INCOME (LOSS) FROM EQUITY INVESTMENTS*	*DEPRECIATION, DEPLETION AND AMORTIZATION*	*INCOME BEFORE FINANCIAL ITEMS, INCOME TAXES AND MINORITY INTEREST*	*SEGMENT INCOME TAXES*	*SEGMENT NET INCOME*
Year ended December 31, 2001						
Third party	3,516					
Inter-segment	51,724					
Exploration and Production Norway	55,240	120	10,111	33,854	24,426	9,428
Third party	5,881					
Inter-segment	1,767					
International Exploration and Production	7,648	0	3,371	1,246	372	874
Third party	20,081					
Inter-segment	32					
Natural Gas	20,113	135	630	8,525	6,059	2,466
Third party	197,047					
Inter-segment	936					
Manufacturing and Marketing	197,983	187	1,818	3,917	1,136	2,781
Third party	792					
Inter-segment elimination	(54,459)					
Other	(53,667)	(3)	362	37	13	24
Total	227,317	439	16,292	47,579	32,006	15,573

(IN NOK MILLION)	REVENUES	INCOME (LOSS) FROM EQUITY INVESTMENTS	DEPRECIATION, DEPLETION AND AMORTIZATION	INCOME BEFORE FINANCIAL ITEMS, INCOME TAXES AND MINORITY INTEREST	SEGMENT INCOME TAXES	SEGMENT NET INCOME
Year ended December 31, 2000						
Third party	1,419					
Inter-segment	43,656					
Exploration and Production Norway	45,075	106	6,993	29,411	22,307	7,104
Third party	6,353					
Inter-segment	2,752					
International Exploration and Production	9,105	(33)	1,704	818	227	591
Third party	14,047					
Inter-segment	8					
Natural Gas	14,055	77	663	6,096	4,230	1,866
Third party	185,467					
Inter-segment	413					
Manufacturing and Marketing	185,880	286	1,709	4,998	1,403	3,595
Third party	902					
Inter-segment elimination	(46,829)					
Other	(45,927)	51	326	28	(6)	34
Total	208,188	487	11,395	41,351	28,161	13,190
Year ended December 31, 1999						
Third party	2,685					
Inter-segment	21,179					
Exploration and Production Norway	23,864	115	5,457	10,010	7,176	2,834
Third party	20,666					
Inter-segment	1,060					
International Exploration and Production	21,726	19	1,606	(1,995)	0	(1,995)
Third party	10,118					
Inter-segment	6					
Natural Gas	10,124	66	699	4,672	2,968	1,704
Third party	104,754					
Inter-segment	117					
Manufacturing and Marketing	104,871	(1,013)	4,621	(299)	0	(299)
Third party	561					
Inter-segment elimination	(22,362)					
Other	(21,801)	35	538	(86)	0	(86)
Total	138,784	(778)	12,921	12,302	10,144	2,158

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

		YEAR ENDED DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*	*1999*
Segment net income	15,573	13,190	2,158
Net financial items	(105)	(3,280)	1,168
Tax on financial items and other tax adjustments	(153)	1,965	1,052
Minority interest	(488)	(540)	318
Net income	14,827	11,335	4,696
Segment income taxes	32,006	28,161	10,144
Tax on financial items and other tax adjustments	153	(1,965)	(1,052)
Income taxes	32,159	26,196	9,092

The Exploration and Production Norway and International Exploration and Production Segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulfur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing of all petroleum products except natural gas.

Inter-segment revenues are sales to other business segments within Statoil and are at estimated market prices. These inter-company transactions are eliminated for consolidation purposes. Segment income taxes are calculated on the basis of income before financial items and minority interest.

Non current assets by segment

		AT DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*	*1999*
Exploration and Production Norway	77,630	51,278	50,297
International Exploration and Production	20,229	19,465	14,821
European Gas	10,500	12,252	12,566
Manufacturing and Marketing	29,633	32,830	30,930
Other	11,842	12,888	12,968
Total	149,834	128,713	121,582

Revenues by geographic areas

		YEAR ENDED DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*	*1999*
Norway	196,821	156,795	52,218
Europe (excluding Norway)	30,798	36,201	23,131
United States	27,163	38,243	33,607
Other areas	8,880	13,784	6,065
Eliminations	(36,345)	(36,835)	23,763
Total revenues (excluding equity in net income/(loss) of affiliates)	227,317	208,188	138,784

Non current assets by geographic areas

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000	1999
Norway	113,693	97,010	98,404
Europe (excluding Norway)	29,772	25,538	25,114
United States	70	20	1,141
Other areas	18,016	15,315	8,094
Eliminations	(11,717)	(9,170)	(11,171)
Total non current assets	149,834	128,713	121,582

4. Significant Acquisitions and Dispositions

Until July 1999, Statoil owned 19% of the outstanding shares of Saga Petroleum ASA (Saga), an independent oil and gas company. In July 1999, Norsk Hydro ASA, through an agreement with Statoil and a tender offer, acquired 100% of Saga. In accordance with the terms of the transaction, Statoil contributed its existing shares of Saga and NOK 4.2 billion, to Norsk Hydro, in exchange for certain oil and gas producing licenses of Saga. Additionally, Norsk Hydro issued certain of its own shares for the remaining shares of Saga. Immediately preceding this transaction, Saga was considered an available for sale security, and carried at fair value on the Consolidated Balance Sheets. Statoil realized a gain on the divestiture of its shares in Saga of NOK 1.5 billion.

In 1999, Statoil sold 50% of the shares in Statoil Detaljhandel Skandinavia AS, a group of service stations in Scandinavia, to a third party. The transaction amounted to NOK 3.1 billion and resulted in a gain of NOK 1.2 billion. As such, Statoil Detaljhandel Skandinavia AS is considered an equity method affiliate from 1999 because Statoil owns 50% of its shares.

On January 1, 2000, Statoil exchanged 21% of its Mongstad Refinery in Norway for a 10% participation in a refinery in the Netherlands. The transaction is considered an exchange of minority interests of similar productive assets which does not culminate in the earnings process and as such has been recorded at book value with no gain or loss recognized. The book value of the assets exchanged was NOK 0.9 billion.

In 2001, Statoil sold specific interests in Norwegian oil and gas licenses, its 4.76% interest in the Kashagan oil field in Kazahkstan and its activity in Vietnam which resulted in total gains of NOK 4.3 billion before tax charges of NOK 0.8 billion.

In 2001, the Norwegian state transferred to Statoil certain SDFI properties. The transferral is described in note 1.

5. Asset Impairments

In 2001, a charge of NOK 2 billion before tax (NOK 1.4 billion after tax) was recorded in depreciation, depletion and amortization in the International Exploration and Production segment to write down the Company's 27% interest in the LL652 oil-field in Venezuela to fair value. This write-down is mainly due to a slower-than-expected reservoir repressurization resulting in a reduction in the projected volumes of oil recoverable during the remaining contract period of operation.

In 1999, a charge of NOK 2.5 billion before tax (NOK 1.8 billion after tax) was recorded in depreciation, depletion and amortization to write down certain downstream properties (primarily in the Manufacturing and Marketing segment) to fair value. The long-lived assets concerned are located in Europe with the most significant impact related to the Kalundborg Refinery in Denmark of NOK 1.8 billion. This write-down was a result of a reduction in the refinery's estimated economic life caused by expected stricter petroleum refining regulations.

6. Restructuring and Other Charges

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. Of the NOK 1,400 million provided in 1999, NOK 130 million was reversed in 2000 related to contracted future lease payments for rig capacity which contract was assumed by a third party. Also, in 2000, Statoil realized additional losses of NOK 200 million related to the ultimate disposition of specific assets. The amounts remaining in the provision at December 31, 2000 and December 31, 2001 were NOK 224 million and NOK 144 million respectively. The balance at December 31, 2001 relates primarily to future lease costs, credit risk associated with assets sold, and legal costs expected to be settled in 2002. These charges are classified as "Operating expenses" and relate to the International Exploration and Production segment.

Also, during 1999, Statoil recorded NOK 500 million for employee termination benefits for a company-wide staff reduction program affecting approximately 800 employees. Statoil is reimbursed for a part of the total restructuring costs from other partners in applicable upstream operations. Based on actual charges incurred, Statoil reversed approximately NOK 150 million of the accrual in 2000. In 2000, Statoil recorded an additional NOK 150 million for similar employee termination benefits as for the 1999 program which reduced the size of the staff by approximately 250 employees. The staff reductions programs affected primarily Norwegian-based employees and was implemented in many of Statoil's operating segments across several business functions. For the twelve months ended December 31, 2000 and December 31, 2001, NOK 160 million and NOK 247 million were charged against the provision. As of December 31, 2001, all employees related to the 1999 and the 2000 plans had been terminated. These charges are classified mainly as either "Operating expenses" or "Selling, general and administrative expenses".

In 1998, included in "Operating expenses" is a special charge of NOK 700 million for an expected loss on purchased drilling rig service contracts. During the period 1995-1998, based on estimated future needs for exploration and production drilling services on Statoil-operated licenses in the North Sea, Statoil, on a sole risk basis, entered into several long-term fixed-price drilling rig contracts. The contract periods for the rigs last from 1-6 years. The decline in world-wide oil prices resulted in reduced work programs for the licenses and Statoil was left with significant excess drilling rig capacity in a depressed market for drilling rig services. The charge is Statoil's best estimate of the loss between fixed drilling rig contracts and the estimated sub-contract market rates. In 1999, Statoil accrued an additional NOK 900 million due to an increase in the estimated loss on the purchased long-term fixed price drilling service contracts as a result of a further decline in the estimated subcontract rate on several drilling rigs. Estimated sub-contract market rates were based on rates quoted by rig brokers, new drilling rig contracts entered into by other oil companies and Statoil's evaluation of drilling needs and drilling rig availability through the end of 2002. During 1999, 2000 and 2001, NOK 468 million, NOK 172 million and NOK 76 million, respectively, of contract payments were charged against the provision. In 2001 NOK 150 million of the provision was reversed due to a reduction in the estimated contract loss. At December 31, 2000 and December 31, 2001 the remaining provision for drilling service contracts was NOK 960 million and NOK 734 million, respectively. These charges impact the Exploration and Production Norway segment.

7. Inventories

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories.

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000
Inventories		
Crude oil	2,919	2,611
Petroleum products	2,567	2,928
Other	593	498
Total — inventories valued on a FIFO basis	6,079	6,037

8. Summary Financial Information of Unconsolidated Equity Affiliates

Statoil's investments in affiliates include a 50 percent interest in Borealis, a petrochemical production company, and a 50 percent interest in Statoil Detaljhandel Skandinavia AS (SDS), a group of retail petroleum service stations. Summary financial information for affiliated companies accounted for by the equity method is shown below. Statoil's investment in these companies is included in Investments in affiliates. "Accounts receivable — related parties" in the Consolidated Balance Sheets relates to amounts due from equity affiliates.

Equity method affiliates - gross amounts

	BOREALIS			SDS		
(IN NOK MILLION)	2001	2000	1999	2001	2000	1999
At December 31,						
Current assets	7,694	10,753	8,513	3,189	3,014	3,333
Non current assets	19,710	18,121	16,720	6,105	6,333	6,240
Current liabilities	6,108	9,740	8,747	2,894	3,277	3,830
Long-term debt	8,787	5,870	3,118	3,382	3,242	3,157
Other liabilities	2,201	2,570	2,886	0	0	0
Net assets	10,310	10,694	10,482	3,018	2,828	2,586
Year ended December 31,						
Gross revenues	29,819	30,465	24,227	24,563	26,069	23,297
Income before taxes	(193)	686	1,649	411	328	66
Net income	(330)	488	1,312	290	233	41
Capital expenditures	1,182	2,117	3,520	552	592	6,909

Dividends received from Borealis amounted to NOK 16, 187 and 329 million for 2001, 2000 and 1999, respectively. No dividends are received from SDS.

Equity method affiliates - detailed information

(AMOUNTS IN MILLIONS)	CURRENCY	PAR VALUE	SHARE CAPITAL	OWNERSHIP	BOOK VALUE	PROFIT SHARE
Statoil Detaljhandel Skandinavia AS	NOK	1,300	2,600	50%	931	222
Borealis A/S	DKK	2,000	4,000	50%	5,081	(146)
P/R West Navion DA	NOK	-	-	50%	1,161	67
Other companies	-	-	-	-	2,656	296
Total					9,829	439

Ownership corresponds to voting rights.

The difference between the book value and equity interest of the investment in SDS represents the difference between the book value and the fair value on the sale of Statoil's 50 percent interest in SDS in 1999 which is being amortized. P/R West Navion DA owns the drillship West Navion, and its only activity pertains to this drillship. Equity in net/income loss of affiliates in 1999 includes a write down of NOK 1,200 million to estimated fair value of the investment in P/R West Navion DA.

9. Investments

	AT DECEMBER 31,	
(IN NOK MILLION)	2001	2000
Short-term deposits	189	128
Certificates	1,692	3,376
Bonds	180	278
Marketable equity securities	2	75
Total short-term investments	2,063	3,857
Shares in other companies	943	1,044
Certificates	680	331
Bonds	3,324	3,927
Marketable equity securities	1,596	1,740
Total long-term investments	6,543	7,042

The net change in unrealized gains on securities for the years ended December 31, 2001, 2000 and 1999 was a net gain of NOK 10 million, a net loss of NOK 45 million, and a net gain of NOK 58 million, respectively.

All investments are considered to be trading securities and are recorded at fair value with unrealized gains and losses included in income.

Investments in bonds

The market value of investments in bonds by debtor category and foreign currency is shown in the following tables:

(IN NOK MILLION)	*MARKET VALUE AT DECEMBER 31, 2001*
Government stock, outside Norway	1,309
Central and local government administration	938
Central and local government commercial operations	283
Banks and credit institutions, Norway	459
Other	515
Total	3,504

Currency specification:

(IN NOK MILLION)	*AT DECEMBER 31, 2001*
Swedish kroner (SEK)	23
Danish kroner (DKK)	27
Canadian dollar (CAD)	71
Great British pounds (GBP)	148
Japanese yen (JPY)	243
US dollar (US$)	607
Euro (EUR)	680
Norwegian kroner (NOK)	1,705
Total market value	3,504
Total acquisition cost	3,514

10. Property, plant and equipment

(IN NOK MILLION)	MACHINERY, EQUIPMENT AND TRANSPORTATION EQUIPMENT	PRODUCTION PLANTS OIL AND GAS, INCL PIPELINES	PRODUCTION PLANTS ONSHORE	BUILDINGS AND LAND	VESSELS	CONSTRUCTION IN PROGRESS	CAPITALIZED EXPLORATION COST	TOTAL
Cost at January 1, 2001	11,051	133,299	28,360	6,242	9,063	11,208	4,582	203,805
SDFI transaction**	0	64,551	770	0	0	2,541	988	68,850
Additions and transfers	710	15,852	1,117	432	402	(1,232)	(124)	17,157
Disposal at cost	(871)	(7,660)	(3,596)	(153)	(1,684)	(576)	(230)	(14,770)
Expensed expl. cost capitalized prior years	-	-	-	-	-	-	(935)	(935)
Accumulated depreciation, depletion and amortization**	(8,253)	(120,099)	(15,664)	(1,811)	(2,204)	64	0	(147,967)
Book value at December 31, 2001	2,637	85,943	10,987	4,710	5,577	12,005	4,281	126,140
Book value goodwill								156
Property, plant and equipment at Dec 31, 2001								126,296
Depreciation, depletion and amort. 2001	607	13,623	1,034	206	442	0	380	16,292
Estimated useful life (years)	5-10	*	15-20	20-25	20-25			

*Unit of production, see note 1.

**Properties regarding the SDFI-transaction are included at historical cost price. The corresponding depreciation is included in "Accumulated depreciation, depletion and amortization".

Included in book value Vessels is NOK 40 million regarding financial lease.

In 2001, 2000 and 1999 NOK 650, 1,321 and 982 million, respectively, of interest were capitalized.

Exploration expenditures

(IN NOK MILLION)	2001	2000	1999
Incurred during the year	2,225	2,688	2,265
Capitalised share of current year's exploration activity	(576)	(895)	(632)
Expensed, previously capitalised exploration costs	935	214	577
Expensed during the year	2,584	2,007	2,210

11. Provisions

Provisions against assets (other than property, plant and equipment and intangible assets) recorded during the past three years are as follows:

(IN NOK MILLION)	BALANCE AT JANUARY 1,	EXPENSE	RECOVERY	WRITE-OFF	OTHER	BALANCE AT DECEMBER 31,
Year 2001						
Provisions for other long-term assets	90	0	0	0	(74)	16
Provisions for accounts receivables	224	44	0	(12)	(44)	212
Year 2000						
Provisions for other long-term assets	90	0	0	0	0	90
Provisions for accounts receivables	174	33	43	(23)	(3)	224
Year 1999						
Provisions for other long-term assets	70	20	0	0	0	90
Provisions for accounts receivables	259	60	0	(147)	2	174

12. Financial Items

(IN NOK MILLION)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Dividends received	15	82	186
Realized gain and loss on sale of securities	(97)	371	1,717
Interest and other financial income	2,116	2,428	1,029
Currency exchange adjustments, short-term items	958	(374)	85
Currency exchange adjustments, long-term items	(45)	(3,013)	(315)
Interest and other financial expenses	(3,540)	(3,742)	(2,970)
Change in unrealized gain and loss on securities	(162)	(353)	454
Capitalized interest	650	1,321	982
Financial items	(105)	(3,280)	1,168

13. Income Taxes

The tax expense consists of

(IN NOK MILLION)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Current taxes payable	31,685	25,125	9,605
Change in deferred tax	474	1,071	(513)
Income taxes	32,159	26,196	9,092
Uplift benefits for the year	2,811	2,366	2,289
Foreign portion of the tax expense	979	730	(288)

Reconciliation of tax expense against income before tax

(IN NOK MILLION)	YEAR ENDED DECEMBER 31, 2001	2000	1999
Income before tax	47,474	38,071	13,470
Expected income taxes at statutory rate	13,293	10,660	3,772
Petroleum surtax	20,304	16,846	7,458
Uplift benefits	(1,406)	(1,183)	(1,145)
Other, net	(32)	(127)	(993)
Income tax expense	32,159	26,196	9,092

Revenue from oil and gas activities on the NCS is taxed according to the Petroleum tax law. Thisstipulates a surtax of 50 percent after deducting uplift, a special investment tax credit, in addition to normal corporate taxation. Uplift credit is deducted as the credits arise, 5 percent each year for 6 years, as from initial year of investment. Uplift credits not utilized of NOK 8.6 billion can be carried forward indefinitely.

At the end of 2001, Statoil had tax losses carry-forwards of NOK 7.0 billion, primarily in Norway, US and Ireland. Substantially all carry-forward amounts expire after 2006.

Significant components of deferred income tax liability

AT DECEMBER 31, (IN NOK MILLION)	2001 BASE	2001 DEFERRED TAX	2000 BASE	2000 DEFERRED TAX	1999 BASE	1999 DEFERRED TAX
Excess tax depreciation	42,658	33,348	41,774	25,171	38,580	23,568
Capitalized exploration expenditures and interest	13,082	8,668	9,548	5,809	8,149	5,346
Other temporary differences	(1,525)	(806)	(719)	(374)	2,893	348
Total	54,215	41,210	50,603	30,606	49,622	29,262

Income taxes payable in the balance sheet consists of the following

(IN NOK MILLION)	AT DECEMBER 31, 2001
Current taxes payable	31,685
Taxed paid in instalments	(18,451)
Current tax recorded against equity*	3,366
Other	18
Income taxes payable	16,618

The movement in deferred income tax liablilty can be specified as follows

(IN NOK MILLION)	2001
Deferred tax at beginning of year	30,606
Charged to the income statement	474
Deferred tax recorded against equity*	11,520
Other and translation adjustment	(1,390)
Deferred tax at end of year	41,210

*Tax effect on SDFI transactions and costs related to issuance of shares.

14. Short-Term Debt

(IN NOK MILLION)	AT DECEMBER 31, 2001	2000
Bank loans and overdraft facilities	948	194
Margin calls	0	1,172
Current portion of long-term debt	5,364	1,147
Other	301	272
Total	6,613	2,785
Weighted average interest rate	4.62	6.05

15. Long-Term Debt

	WEIGHTED AVERAGE INTEREST RATES		*BALANCE IN NOK MILLION AT DECEMBER 31,*	
	2001	*2000*	*2001*	*2000*
Unsecured debentures bonds:				
US dollar (US$)	5.79	6.84	19,006	15,153
Norwegian kroner (NOK)	5.67	5.67	255	231
Euro (EUR)	4.58	4.59	4,518	4,957
Swiss franc (CHF)	2.87	3.12	4,652	5,714
French franc (FRF)	-	5.25	0	63
Japanese yen (JPY)	2.09	2.52	1,808	1,450
Great British pounds (GBP)	6.13	6.13	3,080	2,968
Total			33,319	30,536
Unsecured bank loans				
US dollar (US$)	6.00	6.00	3,510	1,053
Euro (EUR)	7.64	7.64	0	494
Total			3,510	1,547
Secured bank loans				
US dollar (US$)	6.43	6.30	2,879	2,827
Total			2,879	2,827
Other debt:			838	434
Grand total outstanding debt			40,546	35,344
Less current portion			(5,364)	(1,147)
Market value of cross currency interest swaps			1,001	880
Total long-term debt			36,183	35,077

Statoil has an unsecured debenture bond agreement for US$ 500 million with a fixed interest rate of 6.5%, maturing in 2028, callable at par upon change in tax law. At December 31, 2001 and 2000, NOK 4,441 million and NOK 4,424 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate.

Statoil has also an unsecured debenture agreement bond for EUR 500 million, with a fixed interest rate of 5.125%, maturing in 2011. At December 31, 2001 and 2000, NOK 3,933 million and NOK 4,117 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate through a EUR 200 million swap agreement.

Statoil has an unsecured debenture bond agreement for US$ 375 million, with a fixed interest rate of 5.75%, maturing in 2009. At December 31, 2001 and 2000, NOK 3,347 million and NOK 3,318 million were outstanding, respectively.

Statoil utilizes foreign currency swaps to manage foreign exchange risk on its long-term debt. The swaps are not reflected in the table above. The stated interest rate on the majority of its long-term debt is fixed. Interest rate swaps are utilized to manage interest rate exposure.

Substantially all unsecured debenture bond and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders.

Statoil has outstanding six debenture bond agreements, which contain provisions allowing Statoil to call the debt prior to its final redemption at par if there are changes to the Norwegian tax laws or at certain specified premiums. The agreements are net after buyback at the December 31, 2001 closing rate valued at NOK 12,029 million.

Reimbursements of long-term debt fall due as follows:

(IN NOK MILLION)	
2002	5,364
2003	2,251
2004	3,120
2005	1,320
2006	1,907
Thereafter	26,584
Total	40,546

Statoil has agreements with two bank syndicates for committed long-term revolving credit facilities totaling US$ 1,460 million (NOK 13,157 million), with US$ 275 million drawn. Commitment fees range from 0.0875% to 0.105% per annum. In addition, credits amounting to a total of EUR 242 million (NOK 1,929 million) are available to Statoil on a bilateral basis. There are no borrowings under these credits as at December 31, 2001.

As of December 31, 2001 Statoil had no committed short-term credit facilities.

At December 31, 2001 Statoil had no committed letter of credit available. Available and outstanding letters of credit as per December 31, 2000 amounted to US$ 28 million (NOK 246 million).

16. Financial Instruments and Risk Management

Statoil uses derivative financial instruments to manage risks resulting from fluctuations in underlying interest rates, foreign currency exchange rates and commodity (such as oil, natural gas and refined petroleum products) prices. Because Statoil operates in the international oil and gas markets and has significant financing requirements, it has exposure to these risks, which can affect the cost of operating, investing and financing. Statoil has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Derivative instruments creating essentially equal and offsetting market exposures are used to help manage certain of these risks. Management also uses derivatives to establish certain positions based on market movements although this activity is immaterial to the consolidated financial statements.

Interest and currency risks constitute significant financial risks for the Statoil group. Total exposure is managed at portfolio level in accordance with the strategies and mandates issued by the Enterprise-Wide Risk Management Program and monitored by the Corporate Risk Committee. Statoil's interest rate exposure is mainly associated with the group's debt obligations and management of the assets in Statoil Forsikring AS. Statoil mainly employs interest rate swap and currency swap agreements to manage interest rate and currency exposure.

Statoil uses swaps, options, futures, and forwards to manage its exposure to changes in the value of future cash flows from future purchases and sales of crude oil and refined oil products. The term of the oil and refined oil products derivatives is usually less than one year. Natural gas and electricity swaps, options, forwards, and futures are likewise utilized to manage Statoil's exposure to changes in the value of future sales of natural gas and electricity. These derivatives usually have terms of approximately three years or less. Most of the derivative transactions are made in the over-the-counter (OTC) market.

Fair Value of Financial Instruments

The following table contains estimated fair values of financial instruments and estimated fair value of long-term debts. Commodity contracts capable of being settled by delivery of commodities (oil & oil products, natural gas, electricity) are excluded from the summary.

(IN NOK MILLION)	*NET FAIR MARKET VALUE DECEMBER 31, 2001*	*2000*
Debt-related instruments	(916)	(346)
Non-debt-related instruments	(7)	191
Long term fixed interest debt	(34,800)	(32,423)
Crude Oil and Refined Products	341	124
Gas and electricity	21	11

Fair values are estimated using quoted market prices, estimates obtained from brokers, prices of comparable instruments, and other appropriate valuation techniques. The fair value estimates approximate the gain or loss that would have been realized if the contracts had been closed out at year-end, although actual results could vary due to assumptions utilized.

Credit risk management

Statoil minimizes credit risk concentration with respect to financial instruments by holding only investment grade securities spread among a variety of selected issuers. A list of authorized investment limits by commercial issuer is maintained and reviewed regularly along with guidelines which include an assessment of the financial position of counter-parties as well as requirements for collateral. Credit risk related to commodity-based instruments is likewise managed by maintaining, reviewing and updating lists of authorized counter-parties by assessing the financial position and requiring collateral when appropriate.

The credit risk concentration with respect to receivables is limited due to the large number of customers spread worldwide in numerous industries.

The credit risk from Statoil's OTC derivative contracts derives from the counter-party to the transaction, typically a major bank or financial institution, a major oil company or well known trading companies. Statoil does not anticipate non-performance by any of these counter-parties, and no material loss would be expected from any such unexpected non-performance. Futures contracts and exchange-traded options have a negligible credit risk as they are principally traded on the New York Mercantile Exchange or the International Petroleum Exchange of London.

Consequently, Statoil does not consider itself exposed to a significant concentration of credit risk.

Quantitative and Qualitative Disclosure about Market Risk

Statoil has established an Enterprise-Wide Risk Management Program that establishes guidelines for entering into contractual arrangements (derivatives) to manage its commodity price, foreign currency rate, and interest rate risk. Our Corporate Risk Committee meets on a regular basis to review the existing policies and implementation of the guidelines. These procedures establish control over the use of derivatives, routine monitoring and reporting requirements, as well as counter-party credit approval processes.

Commodity Risk

The following table contains the fair market value and related price risk sensitivity of our commodity-based derivatives:

(IN NOK MILLION)	*NET FAIR MARKET VALUE*	*10% SENSITIVITY*
At December 31, 2001		
Crude Oil and Refined Products	390	484
Gas and electricity	301	59
At December 31, 2000		
Crude Oil and Refined Products	323	165
Gas and electricity	503	13

Price risk sensitivities were calculated by assuming a hypothetical across-the-board 10% adverse change in all commodity prices regardless of the term or historical relationships between the contractual price of the instrument and the underlying commodity prices. In the event of an actual 10% change in the underlying prices, the fair value of the derivative portfolio would typically change less than that shown due to expected correlations between risk categories as well as the expected offsetting effect from changes in the fair value of our corresponding physical positions, contracts and anticipated transactions.

The fair market values of the futures and exchange-traded option contracts are based on quoted market prices obtained from the New York Mercantile Exchange or the International Petroleum Exchange of London. The fair values of swaps and other over-the counter arrangements are estimated based on quoted market prices, estimates obtained from brokers and other appropriate valuation techniques. The fair value estimates approximate the gain or loss that would have been realized if the contracts had been closed out at year-end, although actual results could vary due to certain assumptions used.

Interest and Currency Risk

The estimated loss associated with a 10% adverse change in Norwegian kroner currency rates would result in a loss of fair value of approximately NOK 5 billion and NOK 4.5 billion as of December 31, 2001 and 2000 respectively. A hypothetical one percent adverse change in interest rates would result in a loss of NOK 1.2 billion and NOK 1.1 billion related to interest bearing liabilities, investments in debt securities and related financial instruments as of December 31, 2001 and 2000 respectively. These estimated currency and interest rate sensitivities are based on an uncorrelated loss scenario and actual results could vary due to assumptions used and offsetting account correlations not reflected within this analysis.

Statoil's cash flows are largely in US dollars and Euro but also significant amounts in Norwegian kroner, Swedish kroner, Danish kroner and UK pounds sterling. The currencies in the debt portfolio are managed in connection with our expected future net cash flows per currency. Our debt, after considering currency swaps, is mainly in US dollars.

Equity Securities

Equity securities, mainly of the portfolio for Statoil Forsikring AS are recorded at fair value and have exposure to price risk. The fair value of equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. Actual results may vary due to assumptions utilized and other risk correlations.

Fair values

	AT DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*
Equity securities	1,598	1,816
10% change in market prices	160	182

17. Employee Retirement Plans

Pension benefits

Statoil and many of its subsidiaries have defined benefit retirement plans, which cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multi-employer plans.

The most significant part of the retirement plans are covered by Statoil's pension funds. These funds are organized as independent trusts. The major part of their assets are invested in Norwegian and foreign bonds and shares, as well as real estate in Norway.

Net periodic pension cost

	YEAR ENDED DECEMBER 31,		
(IN NOK MILLION)	*2001*	*2000*	*1999*
Benefit earned during the year	690	701	735
Interest cost on prior period benefit obligation	626	559	473
Expected return on plan assets	(793)	(761)	(614)
Amortization of loss	10	(60)	29
Amortization of prior service cost	37	37	37
Net periodic pension cost defined benefit plans	570	476	660
Defined contribution plans	21	21	19
Multi-employer plans	4	4	3
Total net periodic pension cost	595	501	682

Change in projected benefit obligation (PBO)

(IN NOK MILLION)	*2001*	*2000*
Projected benefit obligation at beginning of year	10,632	9,853
Benefits earned during the year	690	656
Interest cost on prior period benefit obligation	626	584
Actuarial gain (loss)	471	(256)
Benefits paid	(391)	(210)
Foreign currency translation	(28)	5
Projected benefit obligation at end of year	12,000	10,632

Change in pension plan assets

(IN NOK MILLION)	*2001*	*2000*
Fair value of plan assets at beginning of year	12,310	11,392
Retained earnings in the pension trusts reclassified to plan assets	954	0
Actual return on plan assets	(15)	457
Company contributions	8	549
Benefits paid	(170)	(86)
Foreign currency translation	(19)	(2)
Fair value of plan assets at end of year	13,068	12,310

Status of pension plans reconciled to balance sheet

(IN NOK MILLION)	*AT DECEMBER 31,* *2001*	*2000*
Defined benefit plans:		
Funded status of the plans at end of year	1,068	1,678
Unrecognized net loss	769	389
Unrecognized prior service cost	403	447
Total net prepaid pension recognized	2,240	2,514

Amounts recognized in the Consolidated Balance Sheet:

(IN NOK MILLION)	*AT DECEMBER 31,* *2001*	*2000*
Prepaid pension	4,078	4,280
Accrued pension liabilities	(1,838)	(1,766)
Weighted-average assumptions at end of year:		
Discount rate	6.0%	6.0%
Expected return on plan assets	6.5%	6.5%
Rate of compensation increase	3.0%	3.0%

18. Decommissioning and Removal Liabilities

At December 31, 2001 and 2000, NOK 7,521 million and NOK 4,700 million, respectively, had been accrued for future well closure, decommissioning and removal of offshore installations. Statoil's share of the estimated total future well closure, decommissioning and removal costs is NOK 13,300 million and NOK 8,200 million at December 31, 2001 and 2000, respectively.

19. Research Expense

Research expenses were NOK 633 million, NOK 656 million and NOK 718 million in 2001, 2000 and 1999, respectively.

20. Leases

Statoil leases certain assets, notably shipping vessels.

Rental expense is NOK 7,687 million, NOK 6,455 million and NOK 7,219 million in 2001, 2000 and 1999, respectively.

The information below shows future minimum lease payments under non-cancelable operating leases at December 31, 2001.

(IN NOK MILLION)	*OPERATING LEASES*	*CAPITAL LEASES*
2002	4,174	23
2003	2,818	10
2004	2,230	10
2005	1,883	10
2006	1,603	10
Thereafter	3,939	8
Total future rents	16,647	71
Interest component		(11)
Net present value		60

Property, plant and equipment include the following amounts for leases that have been capitalized at December 31, 2001 and 2000.

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000
Vessels	238	769
Less allowance for depreciation	(198)	(688)
Net	40	81

In 1999, Statoil sold and leased back their interest in a production vessel for NOK 945 million. The gain of NOK 226 million on the sale is being deferred over the lease term of three years.

21. Other Commitments and Contingencies

Contractual commitments

(IN NOK MILLION)	*IN 2002*	*THEREAFTER*	*TOTAL*
Contractual commitments made	8,475	5,641	14,116

These contractual commitments comprise acquisition and construction of tangible fixed assets.

Contingent liabilities and insurance

Like any other licensee, Statoil has unlimited liability for possible compensation claims arising from its offshore operations, including transport systems. The Company has taken out insurance to cover this liability up to about NOK 7.1 billion for each incident, including liability for claims arising from pollution damage. Most of the group's production installations are covered through the wholly-owned subsidiary Statoil Forsikring AS, which reinsures a major part of the risk in the international insurance market. About 46 percent is retained.

Guarantees

The group has provided guarantees of NOK 174 million.

Other commitments

As a condition for being awarded oil and gas exploration and production licenses, participants are committed to drill a certain number of wells. At the end of 2001, Statoil was committed to participating in 10 wells off Norway and 11 wells abroad, with an average ownership interest of approximately 23 percent. The expected costs to drill these wells amounts to approximately NOK 0.7 billion.

In 1996 the Directorate-General for Competition of the European Commission, according to EC/EEA competition rules, commenced an investigation of the members of the GFU, including Statoil, relating to the arrangements for the sale of gas from the NCS, including the activities of the GFU. Late in 2000 the European Commission indicated that it may bring proceedings under the EC/EEA competition rules against Statoil and others.

On June 12, 2001, Statoil received a "Statement of Objections" from the European Union's Competition authority. This is the first step in a formal process which can result in a legal proceeding against Statoil that could last for years. The statement from the EU Commission is mainly related to the gas sales organization imposed by the Norwegian authorities.

The Norwegian Government has publicly announced that it opposes to the Statement of Objections issued by the European Commission and has been accepted as an interested third party in the case. The Norwegian Government submitted its written intervention ultimo October 2001, where it pleaded that the system for sale of gas from the NCS was a compulsory system established by the Norwegian authorities in accordance with Norwegian law and that the EU/EEA competition laws thus were not applicable.

Statoil responded in writing to the Statement of Objections ultimo 2001. In December 2001 an oral hearing was arranged by the Commission. In the oral hearing, representatives from the Norwegian Government and all companies having received the Statements of Objections made oral pleadings in the case.

Statoil cannot predict the possible content or timing of any final Commission decision. However, if proceedings are commenced, the Commission may adopt a decision prohibiting the sale of gas from the NCS under the former arrangements for the sale of gas from the NCS (including the activities of the GFU), to impose fines, to require Statoil to offer customers with existing gas sales agreements (including long-term take-or-pay agreements) the opportunities to re-negotiate or terminate those agreements and/or to impose other obligations to remedy any adverse effects of the alleged infringement. Any finding of an infringement by Statoil of the EC/EEA competition laws might also result in counter parties to gas sales agreements challenging validity of those agreements and possibly claiming substantial damages. If any action were brought by the Commission, the Company would defend its positions vigorously, and the Company believes it has substantial defenses.

In addition, during the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on management's best judgment. Management does not believe that the resolution of these legal proceedings will have a material adverse effect on its financial position, results of operations or cash flows.

22. Related Parties

Total purchases of oil from the Norwegian State amounted to NOK 54,638 million (267 million barrels), NOK 43,739 million (176 million barrels) and NOK 24,102 million (172 million barrels) in 2001, 2000 and 1999, respectively. Amounts payable to the Norwegian State for these purchases are included as "Accounts payable — related parties" in the Consolidated Balance Sheets. The price paid by Statoil for the oil purchased from the Norwegian State are estimated market prices.

23. Equity and Shareholders

Change in equity

(IN NOK MILLION)	2001	2000
Equity at beginning of year	52,435	44,821
Net income	14,827	11,335
Translation adjustement	(537)	1,001
Issuance of shares	12,890	0
SDFI transaction - net	(24,461)	0
Change in minority interest	(1,300)	946
Ordinary dividend	(6,169)	(5,668)
Equity at end of year	47,685	52,435

"SDFI transaction - net" represents cash payments and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil. See note 1 for further details. Included in "Change in minority interest" is the difference between book value and the amount paid for Rasmussengruppen's 20% interest in Navion.

For more information regarding equity and shareholders see note 23 in the parent company (Statoil ASA).

24. Auditors' remuneration

Total remuneration to the external auditors for the fiscal year 2001 amounted to NOK 21.4 million for audit services and NOK 22.3 million for other services, including NOK 14.7 million for audit related services in connection with the initial public offering.

25. Reconciliation between USGAAP and NGAAP

The consolidated financial statements of Statoil ASA and its subsidiaries are prepared in accordance with Norwegian generally accepted accounting principles (NGAAP). The following tables reconcile the NGAAP accounts to United States generally accepted accounting principles (USGAAP):

(IN NOK MILLION)	2001	2000	1999
Year ended December 31,			
Net income per USGAAP	17,245	16,153	6,409
a) Restatement to reflect net income from transferred SDFI-assets, before tax	(7,981)	(19,359)	(7,191)
b) Inventory adjustment, from LIFO to FIFO, before tax	(540)	463	880
c) Other adjustments, before tax	(223)	(182)	834
d) Tax impact of the above adjustments, and other tax adjustments	6,326	14,260	3,764
Net income per NGAAP	14,827	11,335	4,696
At December 31,			
Shareholders' equity per USGAAP	51,774	67,826	56,105
Minority interests per USGAAP	1,496	2,480	1,590
a) Restatement to reflect equity from transferred SDFI-assets, before tax	0	(26,000)	(25,314)
b) Inventory adjustment, from LIFO to FIFO, before tax	803	1,343	880
c) Other adjustments, before tax	(653)	238	130
d) Tax impact of the above adjustments, and other tax adjustments	434	12,216	13,132
e) Accrued dividends payable	(6,169)	(5,668)	(1,702)
Shareholders' equity per NGAAP	47,685	52,435	44,821

a) On April 26, 2001, the Norwegian Parliament decided, as part of a restructuring of the State's ownership on the Norwegian Continental Shelf, to transfer certain properties from the State's direct financial interest (SDFI) to Statoil. As the transaction took place between entities under common control the carrying value of the properties are calculated as if they have been owned by Statoil since inception (see note 1).

In the USGAAP accounts the transferred properties from SDFI are included as follows for the periods up to June 1, 2001:

(IN NOK MILLION)	*2001*	*2000*	*1999*
Sales	8,509	21,713	11,315
Cost of goods sold	3,607	7,402	5,180
Operating expenses	(2,434)	(5,802)	(5,869)
Depreciation, depletion and amortization	(1,768)	(4,339)	(3,695)
Net financial items	67	384	260
Income taxes	(5,952)	(14,108)	(4,731)
Net income	2,029	5,250	2,460
At December 31,			
Property, plant and equipment		29,927	29,021
Net working capital		(887)	(1,234)
Long term provisions		(15,548)	(15,752)
Equity		13,492	12,035

Net cash flow in the USGAAP accounts is assumed to have been paid currently as dividend. Long term provisions primarily consist of deferred tax and abandonment provisions. Elimination of sales from SDFI to Statoil results in negative cost of goods sold for the periods.

b) Per NGAAP the inventories are valued using the FIFO principle. In the USGAAP accounts crude oil and products used in the refinery business are valued at LIFO.

c) Other adjustments include different treatment of sale and leaseback, sale of individual parts of an offshore property and unrealized gains on commodity trading. Other adjustments in 2001 also include the excess value over book value pertaining to the acquisition of the minority interests in Navion. Under USGAAP this excess value is reflected as additions to fixed assets and under NGAAP is recorded to equity.

d) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments. In addition deferred tax related to income from operations taxable under the Norwegian tax regime for shipping activities is recorded at fair value under NGAAP, while for USGAAP the tax is calculated using nominal amounts.

e) Per NGAAP dividends relating to current year's net income is reflected as a liability as of year end. Under USGAAP dividends are not accrued until approved by the shareholders.

Reconciling items during 2001 can be summarized as follows:

Shareholders' equity NGAAP versus USGAAP at beginning of year	(15,391)
Equity SDFI properties 1.1.2001 included under NGAAP in June 2001	13,492
Net income 2001 NGAAP versus USGAAP	(2,418)
Net income SDFI 1.1-31.5.2001 included under NGAAP in June 2001	2,029
Purchase price of minority shares in excess of book value charged to equity under NGAAP	(326)
Decrease in minority interests during 2001	(996)
Increase in accrued dividends payable during 2001	(501)
Other items	22
Shareholders' equity NGAAP versus USGAAP at end of year	(4,089)

26. Oil and gas reserves (unaudited)

(OIL AND NGL IN MILLION BARRELS) (GAS IN BILLION CUBIC METRES)	OIL AND NGL NORWAY	OIL AND NGL OUTSIDE NORWAY	OIL AND NGL TOTAL	GAS NORWAY	GAS OUTSIDE NORWAY	GAS TOTAL	RESERVES IN MILLION BARRELS OIL EQUIVALENT
Year 1999							
Proved reserves at 1 January	1,005	507	1,512	205.0	34.5	239.5	3,019
Revisions and improved recovery	62	(23)	39	(3.8)	0.6	(3.2)	19
Extensions and discoveries	52	0	52	0.5	4.0	4.5	80
Purchase of reserves-in-place	134	4	138	29.6	0.3	29.9	326
Sales of reserves-in-place	(1)	(6)	(7)	0.0	(34.4)	(34.5)	(224)
Production	(151)	(21)	(172)	(7.1)	(1.7)	(8.8)	(227)
Proved reserves at end of year	1,101	462	1,562	224.2	3.2	227.4	2,993
Proved developed reserves	594	85	679	133.3	1.9	135.2	1,529
Year 2000							
Proved reserves at 1 January	1,101	462	1,562	224.2	3.2	227.4	2,993
Revisions and improved recovery	35	30	65	9.0	(0.3)	8.7	120
Extensions and discoveries	61	18	79	0.8	4.8	5.6	114
Sales of reserves-in-place	(2)	0	(2)	0.0	(0.5)	(0.5)	(5)
Production	(166)	(21)	(187)	(7.7)	(0.5)	(8.2)	(239)
Proved reserves at end of year	1,029	488	1,518	226.3	6.6	232.9	2,983
Proved developed reserves	643	187	830	156.4	1.8	158.2	1,825
Year 2001							
Proved Reserves at 1 January	1,029	488	1,518	226.3	6.6	232.9	2,983
Revisions and improved recovery	68	30	98	7.1	(0.2)	6.9	142
Extensions and discoveries	124	69	193	5.3	6.4	11.7	267
Purchase of reserves-in-place	441	0	441	133.7	0.0	133.7	1,282
Sales of reserves-in-place	(54)	(1)	(55)	0.0	(4.8)	(4.8)	(85)
Production	(211)	(22)	(233)	(12.2)	(0.4)	(12.6)	(312)
Proved reserves at end of year	1,398	565	1,963	360.3	7.6	367.9	4,277
Proved developed reserves	948	166	1,113	256.9	1.2	258.1	2,737

The totals in the table may not equal the sum of the amounts due to rounding differences.

Purchase of reserves-in-place in 2001 represents reserves acquired in the SDFI-transaction.

Statoil's oil and gas reserves have been estimated by the Company's experts in accordance with industry standards under the requirements of the United States Securities and Exchange Commission (SEC). Reserves are net of royalty oil paid in kind, and quantities consumed during production. Proved oil and gas reserves are the estimated volumes of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under prevailing economic and operating conditions.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

The principles for booking of proved gas reserves in Norway are limited to include contracted gas sales and other gas with access to a market.

In 1997, Statoil entered into a service contract in Venezuela. The group's share of base production is not included in the reserves. Expected recovery of the field's proved reserves over and above base production is included in the international oil reserves.

When Statoil enters into production sharing agreements, the reserves are estimated on the basis of the volumes to which the Company has access, and not according to the Company's percentage share, limited to available market access.

Statoil ASA - NGAAP

STATEMENTS OF INCOME STATOIL ASA - NGAAP

(IN NOK MILLION)		*YEAR ENDED DECEMBER 31, 2001*	*2000*
Sales		**185,704**	154,073
Equity in net income/(loss) of affiliates		**1,156**	1,414
Other income	4	**2,678**	20
Total revenues		**189,538**	155,507
Cost of goods sold		**(110,502)**	(93,246)
Operating expenses	3	**(19,760)**	(15,275)
Selling, general and administrative expenses	3	**(1,606)**	(999)
Depreciation, depletion and amortization	10	**(11,113)**	(8,067)
Exploration expenses	10	**(1,841)**	(1,032)
Total expenses before financial items		**(144,822)**	(118,619)
Income before financial items, income taxes		**44,716**	36,888
Net financial items	12	**416**	(2,119)
Income before income taxes		**45,132**	34,769
Income taxes	13	**(31,526)**	(25,338)
Net income		**13,606**	9,431
Allocations:			
Group contribution		1,200	1,400
Tax on group contribution		(336)	(392)
Dividend		6,169	5,668

BALANCE SHEETS STATOIL ASA - NGAAP

(IN NOK MILLION)	NOTE	AT DECEMBER 31, 2001	2000
ASSETS			
Net property, plant and equipment	10	**88,497**	64,749
Other long-term receivables	17	**3,975**	4,621
Long-term inter-group receivables		**899**	1,052
Long-term investments	8	**280**	380
Investments in subsidiaries	8	**47,828**	41,488
Investments in affiliates	8	**2,449**	2,423
Total non current assets		**143,928**	114,713
Inventories	7	**3,250**	2,718
Accounts receivable	11	**20,583**	21,224
Accounts receivable - related parties		**35**	0
Short-term inter-group receivables		**2,913**	18,304
Prepaid expenses and other current assets		**3,577**	2,314
Total inventories and accounts receivable		**30,358**	44,560
Short-term investments	9	**1,970**	3,728
Cash and cash equivalents		**4**	3,167
Cash, cash equivalents and short-term investments		**1,974**	6,895
Total current assets		**32,332**	51,455
TOTAL ASSETS		**176,260**	166,168

BALANCE SHEETS STATOIL ASA - NGAAP

(IN NOK MILLION, EXCEPT SHARE DATA)	*NOTE*	*AT DECEMBER 31,* *2001*	*2000*
EQUITY AND LIABILITIES			
Common stock (NOK 2.50 nominal value), 2,189,585,600 and 1,975,885,600 shares authorized and issued		**5,474**	4,940
Treasury shares - 25,000,000 shares		**(63)**	0
Additional paid-in capital		**12,418**	0
Paid in capital		**17,829**	4,940
Retained earnings		**20,410**	37,460
Total equity	23	**38,239**	42,400
Deferred income taxes	13	**37,530**	26,903
Other liabilities	17, 18	**8,531**	6,966
Long-term inter-group debt		**1,172**	1,611
Long-term debt	15	**32,156**	30,229
Total long-term liabilities		**79,389**	65,709
Short-term debt	14	**2,527**	1,475
Accounts payable		**7,496**	22,796
Accounts payable - related party	22	**10,164**	0
Short-term inter-group payable		**9,875**	8,607
Withheld, excise and other taxes		**1,524**	1,201
Income taxes payable	13	**16,171**	14,134
Accrued liabilities		**4,706**	4,178
Dividend payable		**6,169**	5,668
Total current liabilities		**58,632**	58,059
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**176,260**	166,168

STATEMENTS OF CASH FLOWS STATOIL ASA - NGAAP

(IN NOK MILLION)	*YEAR ENDED DECEMBER 31, 2001*	*2000*
OPERATING ACTIVITIES		
Net income	**13,606**	9,431
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation, depletion and amortization	**11,113**	8,067
Exploration cost written off	**665**	207
Losses on foreign currency transactions	**(111)**	2,068
Deferred taxes	**150**	620
Gains on sales of assets and other items	**(2,675)**	(1,383)
Changes in working capital (other than cash)		
• Increase in inventories	**(551)**	(58)
• (Increase) decrease in short-term investments	**1,759**	(217)
• (Increase) decrease in accounts receivable	**16,266**	(9,468)
• Increase in other receivables	**(1,264)**	(276)
• Increase (decrease) in accounts payable	**(6,115)**	4,438
• Increase (decrease) in other payables	**(356)**	7,819
Increase (decrease) in other non-current obligations	**(716)**	2,411
Cash flows provided by operating activities	**31,771**	23,659
INVESTING ACTIVITIES		
Net cash flows used in investing activities	**(13,431)**	(8,662)
FINANCING ACTIVITIES		
New long-term borrowings	**3,953**	0
Repayment of long-term borrowings	**(1,899)**	(5,713)
Ordinary dividend paid	**(5,668)**	(1,702)
Amounts paid to shareholder, related to SDFI properities	**(40,788)**	0
Capital contribution related to SDFI properties	**8,460**	0
Net proceeds from issuance of new shares	**12,890**	0
Net short-term borrowings, bank overdrafts and other	**1,549**	(5,961)
Cash flows used in financing activities	**(21,503)**	(13,376)
Net increase (decrease) in cash and cash equivalents	**(3,163)**	1,621
Cash and cash equivalents at beginning of year	**3,167**	1,546
Cash and cash equivalents at end of period	**4**	3,167
Interest paid	**3,152**	2,094
Taxes paid	**32,378**	16,426

In the cash flow statement the cash settlement for the transferred SDFI assets is classified as dividend under financing activities, and not as investing activity. See note 1 for more details on the SDFI transaction.

NOTES TO FINANCIAL STATEMENTS STATOIL ASA - NGAAP

1. Organization and Basis of Presentation

Statoil ASA was founded in 1972, as a 100 percent Norwegian State-owned company. Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. In 1985, the Norwegian State transferred certain properties from Statoil to the State's direct financial interest (SDFI), which were also 100 percent owned by the Norwegian State.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, these properties have been combined with those of Statoil at their historical book value with effect from June 1, 2001. However, certain adjustments have been made to the carrying value of the properties transferred. These adjustments primarily relate to imputing of capitalized interest in the same manner as if the properties transferred to Statoil had been Statoil's from inception. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2002. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

Certain reclassifications have been made to prior periods' figures to be consistent with current period's presentation.

2. Summary of Significant Accounting Policies

The parent company (Statoil or the Comany) accounts have been prepared in accordance with Norwegian generally accepted accounting principles (NGAAP). Shareholdings and interests in subsidiaries organised as joint-stock companies, and in associated undertakings, are recorded at the lower of acquisition cost and anticipated net realisable value.

Shares in subsidiaries organised as general partnerships are recorded using the equity method. This also applies to jointly-controlled undertakings outside the upstream business. For a description of the other accounting policies, reference is made to note 2 in the group accounts.

Oil and gas reserves

An overview of oil and gas reserves is shown in note 26 of the NGAAP group accounts.

3. Payroll costs

Payroll costs are included in operating expenses and selling, general and administrative expenses as follows:

(IN NOK MILLION)	*YEAR ENDED DECEMBER 31, 2001*	*2000*
Salaries	5,822	5,493
Payroll taxes	974	1,020
Other social benefits (including pension costs)	994	1,026
Total payroll costs	7,790	7,539
Average number of employees	9,985	10,293

Payroll costs are partly charged to Statoil-operated activities.

At December 31, 2001 loans to employees amounted to NOK 377 million. In addition Statoil has issued guarantees for bank loans to employees up to a maximum amount of NOK 5 million.

Total remuneration of NOK 307,000 was paid to the members of the corporate assembly and NOK 1,700,000 to the Board of directors. Chief executive officer Olav Fjell received in 2001 a salary and other remuneration of NOK 3,188,000.

The Board of directors will annualy assess a bonus to the chief executive officer. The assessment will be based on achieved performance. Maximum bonus is 30% of basic salary. A performance pay system has been established for the other members of the executive committee, senior vice presidents and vice presidents. This entails a variable remuneration based on pre-determined goals. The scheme allows for a bonus of 10% of basic salary on achieving set goals, with a ceiling of 20% for results that clearly exceeds these goals.

If resigning at the request of the Board of directors, the chief executive officer is entitled to severance compensation equaling two annual salaries. This also applies to executive vice presidents Erling Øverland, Inge K. Hansen and Peter Mellbye. The chief executive officer and these three executive vice presidents are entitled, under specific terms, to a pension after reaching the age of 60. The pension will amount to 66% of their pensionable salaries.

Executive vice presidents, Henrik Carlsen, Elisabeth Berge and Morten Loktu have interest-free loans of NOK 63,000, 120,000 and 256,000 respectively. These loans have been approved with a repayment period of 10 years.

For information regarding shares owned by corporate executive committee, the Board of directors and the corporate assembly refer to note 23.

4. Significant Acquisitions and Dispositions

On January 1, 2000, Statoil exchanged 21 percent of its Mongstad Refinery in Norway for a 10 percent participation in a refinery in the Netherlands. The transaction is considered an exchange of minority interests of similar productive assets which does not culminate in the earnings process and as such has been recorded at book value with no gain or loss recognized. The book value of the assets exchanged was NOK 0.9 billion.

In 2001, Statoil sold specific interests in Norwegian oil and gas licenses and its activity in Vietnam which resulted in total gains of NOK 2.7 billion before tax charges of NOK 0.4 billion.

In 2001, the Norwegian state transferred to Statoil certain SDFI properties. The transferral is described in note 1.

5. Asset Impairments

Impairment tests of properties owned by Statoil ASA (the parent company) have not resulted in material write-downs in 2001 or 2000.

6. Restructuring and Other Charges

In 1999, Statoil recorded NOK 500 million for employee termination benefits for a company-wide staff reduction program affecting approximately 800 employees. Statoil is reimbursed for a part of the total restructuring costs from other partners in applicable upstream operations. Based on actual charges incurred, Statoil reversed approximately NOK 150 million of the accrual in 2000. In 2000, Statoil recorded an additional NOK 150 million for similar employee termination benefits as for the 1999 program which reduced the size of the staff by approximately 250 employees. The staff reductions programs was implemented in many of Statoil's operating segments across several business functions. For the twelve months ended December 31, 2000 and December 31, 2001, NOK 160 million and NOK 247 million were charged against the provision. As of December 31, 2001, all employees related to the 1999 and the 2000 plan had been terminated. These charges are classified mainly as either "Operating expenses" or "Selling, general and administrative expenses".

In 1998, included in "Operating expenses" is a special charge of NOK 700 million for an expected loss on purchased drilling rig service contracts. During the period 1995-1998, based on estimated future needs for exploration and production drilling services on Statoil-operated licenses in the North Sea, Statoil, on a sole risk basis, entered into several long-term fixed-price drilling rig contracts. The contract periods for the rigs last from 1-6 years. The decline in world-wide oil prices resulted in reduced work programs for the licenses and Statoil was left with significant excess drilling rig capacity in a depressed market for drilling rig services. The charge is Statoil's best estimate of the loss between fixed drilling rig contracts and the estimated sub-contract market rates. In 1999, Statoil accrued an additional NOK 900 million due to an increase in the estimated loss on the purchased long-term fixed price drilling service contracts as a result of a further decline in the estimated subcontract rate on several drilling rigs. Estimated sub-contract market rates were based on rates quoted by rig brokers, new drilling rig contracts entered into by other oil companies and Statoil's evaluation of drilling needs and drilling rig availability through the end of 2002. During 1999, 2000 and 2001, NOK 468 million, NOK 172 million and NOK 76 million, respectively, of contract payments were charged against the provision. In 2001 NOK 150 million of the provision was reversed due to a reduction in the estimated contract loss. At December 31, 2000 and December 31, 2001 the remaining provision for drilling service contracts was NOK 960 million and NOK 734 million, respectively. These charges impact the Exploration and Production Norway segment.

7. Inventories

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories.

(IN NOK MILLION)	*AT DECEMBER 31, 2001*	*2000*
Inventories		
Crude oil	2,304	1,588
Petroleum products	463	524
Other	483	606
Total — inventories valued on a FIFO basis	3,250	2,718

8. Shares and long-term investments

Shares in subsidiaries

(AMOUNTS IN MILLIONS)	OWNER-SHIP		NOMINAL AMOUNT		TOTAL SHARE CAPITAL	BOOK VALUE
Statoil Norge AS	100%	NOK	500	NOK	500	902
Statoil AB	100%	SEK	800	SEK	800	1,270
Statoil UK Ltd	100%	GBP	240	GBP	240	2,496
Statoil Investment Ireland Ltd	100%	IEP	212	IEP	212	898
Statoil Exploration Ireland Ltd	100%	IEP	251	IEP	251	1,023
Statoil North America Inc.	100%	USD	245	USD	245	1,065
Navion ASA*	80%	NOK	1,350	NOK	1,688	4,000
Statoil Danmark A/S	100%	DKK	2,850	DKK	2,850	6,397
Statholding AS	100%	NOK	3	NOK	3	3,912
Statoil Deutschland GmbH	100%	DEM	22	DEM	22	343
AS Eesti Statoil	100%	EEK	169	EEK	169	183
UAB Lietuva Statoil	100%	LTL	85	LTL	85	226
Latvija Statoil SIA	100%	LVL	15	LVL	15	225
Statoil Nigeria AS	100%	NOK	433	NOK	433	433
Statoil Azerbaijan AS	100%	NOK	500	NOK	500	500
Statoil Venezuela AS	100%	NOK	710	NOK	710	610
Statoil Kazakstan a.s	100%	NOK	500	NOK	500	500
Statoil Russia a.s.	100%	NOK	93	NOK	93	93
Statoil Apsheron a.s	100%	NOK	1,000	NOK	1,000	1,000
Statoil Angola Bl 15 AS	100%	NOK	501	NOK	501	501
Statoil Angola Bl 17 AS	100%	NOK	2,100	NOK	2,100	100
Statoil Angola Block 31 AS	100%	NOK	50	NOK	50	50
Statoil Sincor AS	100%	NOK	300	NOK	300	300
Statoil Orient Inc	100%	CHF	117	CHF	117	623
Statoil Latin America AS	100%	NOK	100	NOK	100	710
P/F Statoil Føroyar	100%	DKK	26	DKK	26	30
Statoil Pernis Invest AS	100%	NOK	580	NOK	580	580
Statoil Asia Pacific Pte. Ltd.	100%	SGD	36	SGD	36	62
Statoil Dublin Bay as	100%	NOK	450	NOK	450	450
Statoil Forsikring AS	100%	NOK	125	NOK	125	150
Statoil Coordination Center N.V.*	88%	EUR	1,016	EUR	1,155	8,596
Offshore Technology AS	100%	NOK	391	NOK	391	662
Offtech Invest AS	100%	NOK	116	NOK	116	200
Statoil Metanol ANS	82%	-	-		-	2,354
Statoil Mongstad Refining DA	79%	-	-		-	2,164
Statoil Mongstad Terminal DA	65%	-	-		-	157
Other companies and group contribution**	-	-	-		-	4,063
Total						47,828

*The remaining shares in Navion ASA are owned by Statpet AS, a wholly-owned subsidiary of Statholding AS. The remaining shares in Statoil Coordination Center N.V. are owned by Statoil AB.

**Group contribution after tax of NOK 2,380 million will be allocated to the appropriate subsidiary when implementing the equity method in 2002.

Investments in affiliates

(AMOUNTS IN MILLIONS)	OWNERSHIP	NOMINAL AMOUNT		TOTAL SHARE CAPITAL		BOOK VALUE
Statoil Detaljhandel Skandinavia AS	50%	NOK	1,300	NOK	2,600	1,300
Nova Naturgas AB	30%	SEK	36	SEK	120	271
Vestprosess DA	17%					268
Etanor DA	16%					182
Tjeldbergodden Luftgassfabrikk DA	51%					260
Other companies	-					168
Total						2,449

Long-term investments

Included in long-term investments of NOK 280 million are shares in Verbundnetz Gas AG of NOK 218 million.

9. Short-term investments

	AT DECEMBER 31,	
(IN NOK MILLION)	2001	2000
Short-term deposits	115	0
Certificates	1,675	3,376
Bonds	180	276
Marketable equity securities	0	76
Total short-term investments	1,970	3,728

All short-term investments are considered to be trading securities and are recorded at fair value with unrealized gains and losses included in income. The bonds are in their entirety issued by Norwegian commercial syndicates (NOK 140 million) and local authority commercial operations (NOK 40 million). All bonds are denominated in NOK.

10. Property, plant and equipment

(IN NOK MILLION)	MACHINERY, EQUIPMENT AND TRANSPORTATION EQUIPMENT	PRODUCTION PLANTS OIL AND GAS INCL PIPELINES	PRODUCTION PLANTS ONSHORE	BUILDINGS AND LAND	VESSELS	CONSTRUCTION IN PROGRESS	CAPITALIZED EXPLORATION COST	TOTAL
Cost at January 1, 2001	2,349	125,481	6,486	2,296	217	4,836	1,769	143,434
SDFI transaction**	0	64,551	770	0	0	2,541	988	68,850
Additions and transfers	375	14,014	407	22	0	(4,476)	224	10,566
Disposal at cost	(479)	(7,654)	(3,516)	(7)	0	(425)	(98)	(12,179)
Expensed expl. cost capitalized earlier year	-	-	-	-	-	-	(665)	(665)
Accumulated depreciation, depletion and amortization**	(1,830)	(116,273)	(2,466)	(763)	(177)	0	0	(121,509)
Book value at December 31, 2001	415	80,119	1,681	1,548	40	2,476	2,218	88,497
Depreciation, depletion and amort 2001	260	10,608	161	62	22	0	0	11,113
Estimated useful life (years)	5 -10	*	15-20	20-25	20-25			

* Unit of production, see note 1.

** Properties regarding the SDFI-transaction are included at historical cost price. The corresponding depreciation is included in "Accumulated depreciation, depletion and amortization".

The book value of vessels consist of financial leases. In 2001 and 2000 NOK 282 and 1,009 million respectively, of interests were capitalized.

Exploration expenditure

(IN NOK MILLION)	2001	2000
Incurred during the year	1,664	1,159
Capitalised share of current year's exploration activity	(488)	(334)
Expensed, previously capitalised exploration costs	665	207
Expensed during the year	1,841	1,032

11. Provisions

Provisions against assets (other than property, plant and equipment and intangible assets) recorded during the past three years are as follows:

(IN NOK MILLION)	BALANCE AT JANUARY 1,	EXPENSE	RECOVERY	WRITE-OFF	OTHER	BALANCE AT DECEMBER 31,
Year 2001						
Provisions for other long-term assets	90	0	0	0	(74)	16
Provisions for accounts receivables	45	0	0	0	(4)	41
Year 2000						
Provisions for other long-term assets	90	0	0	0	0	90
Provisions for accounts receivables	53	0	0	(8)	0	45

12. Financial Items

	YEAR ENDED DECEMBER 31,	
(IN NOK MILLION)	2001	2000
Dividends received	750	757
Realized gain and loss on sale of securities	(1)	9
Interest and other financial income	1,777	2,034
Currency exchange adjustments, short-term items	1,101	(334)
Currency exchange adjustments, long-term items	(200)	(2,098)
Interest and other financial expenses	(3,220)	(3,126)
Capitalized interest	209	639
Financial items	416	(2,119)

13. Income Taxes

The tax expense consists of

	YEAR ENDED DECEMBER 31,	
(IN NOK MILLION)	2001	2000
Current taxes payable	31,376	24,718
Change in deferred tax	150	620
Income taxes	31,526	25,338
Uplift benefit for the year	2,811	2,366

Revenue from oil and gas activities on the NCS is taxed according to the Petroleum tax law. This stipulates a surtax of 50 percent after deducting uplift, a special investment tax credit, in addition to normal corporate taxation. Uplift credit is deducted as the credits arises, 5 percent each year for 6 years, as from initial year of investment. Uplift credits not utilized of NOK 8.6 billion can be carried forward indefinitely.

Significant components of deferred income tax liability

	AT DECEMBER 31, 2001		AT DECEMBER 31, 2000	
(IN NOK MILLION)	BASE	DEFERRED TAX	BASE	DEFERRED TAX
Excess tax depreciation, offshore	40,326	32,712	34,699	23,872
Excess tax depreciation, onshore	2,302	645	2,945	825
Other temporary differences	6,545	4,173	1,665	2,206
Total	49,173	37,530	39,309	26,903

Income taxes payable in the balance sheet consists of the following

(IN NOK MILLION)	AT DECEMBER 31, 2001
Current taxes payable	31,376
Taxed paid in instalments	(18,000)
Current tax recorded against equity*	3,366
Other	(571)
Income taxes payable	16,171

The movement in deferred income tax liability can be specified as follows:

(IN NOK MILLION)	*2001*
Deferred income tax liability at beginning of year	26,903
Charged to the income statement	150
Deferred tax recorded against equity*	11,520
Other	(1,043)
Deferred income tax liability at end of year	37,530

*Tax effect on SDFI transactions and costs related to issuance of shares.

14. Short-Term Debt

	AT DECEMBER 31,	
(IN NOK MILLION)	*2001*	*2000*
Bank loans and overdraft facilities	120	13
Current portion of long-term debt	2,407	1,514
Other	0	(52)
Total	2,527	1,475
Weighted average interest rate	4.62	6.05

15. Long-Term Debt

	WEIGHTED AVERAGE INTEREST RATES		*BALANCE IN NOK MILLION AT DECEMBER 31,*	
	2001	*2000*	*2001*	*2000*
Unsecured debentures bonds				
US dollar (US$)	5.79	6.84	34,350	24,475
Norwegian kroner (NOK)	5.67	5.67	(2,196)	125
Euro (EUR)	4.58	4.59	1,182	5,159
Other currencies	-	-	516	530
Total			33,852	30,289
Other debt			711	1,454
Grand total outstanding debt			34,563	31,743
Less current portion			(2,407)	(1,514)
Total long-term debt			32,156	30,229

Statoil has an unsecured debenture bond agreement for US$ 500 million with a fixed interest rate of 6.5%, maturing in 2028, callable at par upon change in tax law. At December 31, 2001 and 2000, NOK 4,441 million and NOK 4,424 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate.

Statoil has also an unsecured debenture agreement bond for EUR 500 million, with a fixed interest rate of 5.125%, maturing in 2011. At December 31, 2001 and 2000, NOK 3,933 million and NOK 4,117 million were outstanding, respectively. The interest rate of the bond has been swapped to a LIBOR-based floating interest rate through a EUR 200 million swap agreement.

Statoil has an unsecured debenture bond agreement for US$ 375 million, with a fixed interest rate of 5.75%, maturing in 2009. At December 31, 2001 and 2000, NOK 3,347 million and NOK 3,318 million were outstanding, respectively.

Statoil utilizes foreign currency swaps to manage foreign exchange risk on its long-term debt. The swaps are not reflected in the table above. The stated interest rate on the majority of its long-term debt is fixed. Interest rate swaps are utilized to manage interest rate exposure.

Substantially all unsecured debenture bond and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders.

Statoil has outstanding six debenture bond agreements, which contain provisions allowing Statoil to call the debt prior to its final redemption at par if there are changes to the Norwegian tax laws or at certain specified premiums. The agreements are net after buyback at the December 31, 2001 closing rate valued at NOK 12,029 million.

Reimbursements of long-term debt fall due as follows:

(IN NOK MILLION)	
2002	2,407
2003	2,251
2004	3,442
2005	409
2006	1,938
Thereafter	24,116
Total	34,563

Statoil has agreements with two bank syndicates for committed long-term revolving credit facilities totaling US$ 1,460 million (NOK 13,157 million), with US$ 275 million drawn. Commitment fees range from 0.0875% to 0.105% per annum. In addition, credits amounting to a total of EUR 242 million (NOK 1,929 million) are available to Statoil on a bilateral basis. There are no borrowings under these credits as at December 31, 2001.

As of December 31, 2001 Statoil had no committed short-term credit facilities.

At December 31, 2001 Statoil had no committed letter of credit available. Available and outstanding letters of credit as per December 31, 2000 amounted to US$ 28 million (NOK 246 million).

16. Financial Instruments and Risk Management

Statoil ASA's exposure to and management of commodity risk, interest and currency risk and market risk for financial investments in equity and debt securities is akin to the exposure to and management of risks in the Statoil group. The combined use of commodity-based derivatives and financial instruments is an integral part of the risk management process and is common for group entities. Reference is made to note 16 in the consolidated accounts for a more detailed description of risks and the use of derivatives.

Interest rate and currency risks constitute the most important financial risks for Statoil. Total exposure is managed at portfolio level in accordance with the strategies and mandates adopted. Interest rate risk, currency risk and equity market risk are assessed against mandates and based on a scenario of 10 per cent currency devaluation, one percentage point change in interest rates and 10 per cent change in share prices. The table below illustrates an uncorrelated loss scenario.

Risk exposure in the areas of currency, market risk on equity security investments and interest at year-end 2001 and 2000 are estimated as follows:

(IN NOK MILLION)	*CURRENCY RISK*	*SHARE RISK*	*INTEREST RATE RISK*
31 December 2001	4,326	0	1,131
31 December 2000	4,260	12	1,243

17. Employee Retirement Plans

Pension benefits

The Company have defined benefit retirement plans. Plan benefits are generally based on years of service and final salary levels. The retirement plans are covered by Statoil's pension funds. These funds are organized as independent trusts. The major part of their assets are invested in Norwegian and foreign bonds and shares, as well as real estate in Norway.

Net periodic pension cost

(IN NOK MILLION)	*YEAR ENDED DECEMBER 31,* 2001	2000
Defined benefit plans		
Benefit earned during the year	615	605
Interest cost on prior period benefit obligation	523	481
Expected return on plan assets	(693)	(655)
Amortization of loss/ prior service cost	44	47
Total net periodic pension cost	489	478

Change in projected benefit obligation (PBO)

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000
Projected benefit obligation at beginning of year	8,778	8,080
Benefits earned during the year	615	605
Interest cost on prior period benefit obligation	523	480
Actuarial gain (loss)	437	(264)
Benefits paid	(194)	(123)
Projected benefit obligation at end of year	10,159	8,778

Change in pension plan assets

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000
Fair value of plan assets at beginning of year	10,693	9,844
Retained earnings in the pension trusts reclassified to plan assets	861	0
Actual return on plan assets	39	385
Company contributions	0	518
Benefits paid	(122)	(54)
Fair value of plan assets at end of year	11,471	10,693

Status of pension plans reconciled to balance sheet

(IN NOK MILLION)	*AT DECEMBER 31,* 2001	2000
Funded status of the plans at end of year	1,312	1,915
Unrecognized net loss	662	442
Unrecognized prior service cost	366	400
Total net prepaid pension recognized	2,340	2,757

Amounts recognized in the Consolidated Balance Sheet

(IN NOK MILLION)	AT DECEMBER 31, 2001	2000
Prepaid pension	3,812	3,976
Accrued pension liabilities	(1,472)	(1,219)

Financial assumptions at end of year

	AT DECEMBER 31, 2001	2000
Discount rate	6.0%	6.0%
Expected return on plan assets	6.5%	6.5%
Rate of compensation increase	3.0%	3.0%

18. Decommissioning and Removal Liabilities

At December 31, 2001 and 2000, NOK 7,041 million and NOK 4,290 million, respectively, had been accrued for future well closure, decommissioning and removal of offshore installations. Statoil's share of the estimated total future well closure, decommissioning and removal costs is NOK 11,800 million and NOK 7,000 million at December 31, 2001 and 2000, respectively.

19. Research Expense

Research expenses were NOK 627 million, NOK 656 million and NOK 718 million in 2001, 2000 and 1999, respectively.

20. Leases

Statoil leases certain assets, notably shipping vessels.
Rental expense is NOK 2,518 million, NOK 2,273 million and NOK 2,700 million in 2001, 2000 and 1999, respectively.

The information below shows future minimum lease payments under non-cancelable operating leases at December 31, 2001.

(IN NOK MILLION)	OPERATING LEASES	CAPITAL LEASES
2002	1,361	23
2003	792	10
2004	630	10
2005	586	10
2006	351	10
Thereafter	237	8
Total future rents	3,957	71
Interest component		(11)
Net present value		60

Property, plant and equipment include the following amounts for leases that have been capitalized:

(IN NOK MILLION)	AT DECEMBER 31, 2001	2000
Vessels	217	517
Less allowance for depreciation	(177)	(455)
Net	40	62

In 1999, Statoil sold and leased back their interest in a production vessel for NOK 945 million. The gain of NOK 226 million on the sale is being deferred over the lease term of three years.

21. Other Commitments and Contingencies

Contractual commitments

(IN NOK MILLION)	IN 2002	THEREAFTER	TOTAL
Contractual commitments made	3,630	2,828	6,458

These contractual commitments comprise acquisition and construction of tangible fixed assets.

Contingent liabilities and insurance

Like any other licensee, Statoil has unlimited liability for possible compensation claims arising from its offshore operations, including transport systems. The Company has taken out insurance to cover this liability up to about NOK 7.1 billion for each incident, including liability for claims arising from pollution damage. Most of the Company's production installations are covered through the wholly-owned subsidiary Statoil Forsikring AS, which reinsures a major part of the risk in the international insurance market. About 46 percent is retained.

Guarantees

The Company has provided parent company guarantees for subsidiaries in Belgium, Angola, the UK, Ireland, Nigeria, Venezuela, Iran, Brazil and the Faroes.

Other commitments

As a condition for being awarded oil and gas exploration and production licenses, participants are committed to drill a certain number of wells. At the end of 2001, Statoil was committed to participating in 10 wells off Norway, with an average ownership interest of approximately 33 percent. The expected costs to drill these wells are approximately NOK 0.5 billion.

In 1996 the Directorate-General for Competition of the European Commission, according to EC/EEA competition rules, commenced an investigation of the members of the GFU, including Statoil, relating to the arrangements for the sale of gas from the NCS, including the activities of the GFU. Late in 2000 the European Commission indicated that it may bring proceedings under the EC/EEA competition rules against Statoil and others.

On June 12, 2001, Statoil received a "Statement of Objections" from the European Union's Competition authority. This is the first step in a formal process which can result in a legal proceeding against Statoil that could last for years. The statement from the EU Commission is mainly related to the gas sales organization imposed by the Norwegian authorities.

The Norwegian Government has publicly announced that it opposes to the Statement of Objections issued by the European Commission and has been accepted as an interested third party in the case. The Norwegian Government submitted its written intervention ultimo October 2001, where it pleaded that the system for sale of gas from the NCS was a compulsory system established by the Norwegian authorities in accordance with Norwegian law and that the EU/EEA competition laws thus were not applicable.

Statoil responded in writing to the Statement of Objections ultimo 2001. In December 2001 an oral hearing was arranged by the Commission. In the oral hearing, representatives from the Norwegian Government and all companies having received the Statements of Objections made oral pleadings in the case.

Statoil cannot predict the possible content or timing of any final Commission decision. However, if proceedings are commenced, the Commission may adopt a decision prohibiting the sale of gas from the NCS under the former arrangements for the sale of gas from the NCS (including the activities of the GFU), to impose fines, to require Statoil to offer customers with existing gas sales agreements (including long-term take-or-pay agreements) the opportunities to re-negotiate or terminate those agreements and/or to impose other obligations to remedy any adverse effects of the alleged infringement. Any finding of an infringement by Statoil of the EC/EEA competition laws might also result in counter parties to gas sales agreements challenging validity of those agreements and possibly claiming substantial damages. If any action were brought by the Commission, the Company would defend its positions vigorously, and the Company believes it has substantial defenses.

In addition, during the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on management's best judgment. Management does not believe that the resolution of these legal proceedings will have a material adverse effect on its financial position, results of operations or cash flows.

22. Related Parties

Total purchases of oil from the Norwegian State amounted to NOK 54,638 million (267 million barrels), NOK 43,739 million (176 million barrels), NOK 24,102 million (172 million barrels) in 2001, 2000 and 1999, respectively. Amounts payable to the Norwegian State for these purchases are included as "Accounts payable — related parties" in the Balance Sheets. The price paid by Statoil for the oil purchased from the Norwegian State are estimated market prices.

23. Equity and Shareholders

Change in equity

(IN NOK MILLION)	*2001*	*2000*
Equity at beginning of year	42,400	38,637
Net income	13,606	9,431
Issuance of shares	12,890	0
SDFI transaction - net	(24,488)	0
Ordinary dividend	(6,169)	(5,668)
Equity at end of year	38,239	42,400

"SDFI *transaction - net" represents cash payments and net book value of properties transferred to the* Norwegian State in excess of the net book value of the properties transferred to Statoil. See note 1 for further details.

Common stock

	NUMBER OF SHARES	*PAR VALUE*	*COMMON STOCK*
Authorized and issued	2,189,585,600	2.50	5,473,964,000
Less treasury shares	(25,000,000)	2.50	(62,500,000)
Total outstanding shares	2,164,585,600	2.50	5,411,464,000

There exists only one class of shares and all have voting rights.

188,700,000 new shares were provided in a public offering. Investors in the retail offer are entitled to receive one additional ordinary share for every 10 ordinary shares which they purchased and continue to hold in the same VPS account through June 17, 2002. The entitlement to bonus shares is limited to an aggregate purchase amount of NOK 25,000 (NOK 75,000 for Statoil employees).

The 25,000,000 treasury shares are issued through a transfer from retained earnings to common stock. The treasury shares will be used to grant additional bonus shares, and may not be used for any other purpose without the consent of the shareholders.

The Board of directors has authority to issue up to 500,000 shares. The shares may only be used to issue shares under a possible share incentive program. The authority lasts to June 20, 2002.

The Board of directors is authorized to acquire treasury shares. The aggregate nominal value of treasury shares pursuant to this authority cannot exceed NOK 250,000,000. The minimum and maximum price is NOK 2.50 and NOK 300 per share respectively. The Board of directors may only use this authorization for the purpose of improving the capital structure (redemption).

Shareholders

The following shareholders per December 31, 2001 owned 1 percent or more of the Company's 2,164,585,600 outstanding shares:

SHAREHOLDERS	*NUMBER OF SHARES*
Ministry of Petroleum and Energy on behalf of the Norwegian State	1,770,168,598
State Street Bank[1)]	36,434,259
JP Morgan Chase Bank, Great Britain[1)]	36,295,665

[1)]Client accounts and similar

Members of the Board of directors, Corporate executive committee and Corporate assembly holding shares as of December 31, 2001:

Board of Directors	
Ole Lund (Chairman)	1,460
Marit Bakke	150
Lill Heidi Bakkerud	150
Stein Bredal	150
Finn A Hvistendahl	2,910
Ingvar M Sviggum	2,000
Knut Åm	14,520

Corporate Executive Comittee	
Olav Fjell (President and Chief executive officer)	7,290
Elisabeth Berge	1,490
Henrik Carlsen	1,130
Inge K Hansen	7,290
Richard John Hubbard	1,130
Morten Loktu	1,130
Peter Mellbye	1,130
Erling Øverland	2,240
Corporate Assembly (in total)	1,650

24. Auditors' remuneration

Total remuneration to the external auditors for the fiscal year 2001 amounted to NOK 4.1 million for audit services and NOK 15.6 million for other services, including NOK 14.7 million for audit related services in connection with the initial public offering.

STAVANGER, 18 FEBRUARY 2002

THE BOARD OF DIRECTORS OF STATOIL ASA

OLE LUND
CHAIRMAN

KIRSTI KOCH CHRISTENSEN

FINN A HVISTENDAHL

ELLEN STENSRUD

KNUT ÅM

JÉRÔME M CONTAMINE

MARIT BAKKE

STEIN BREDAL

LILL HEIDI BAKKERUD

INGVAR M SVIGGUM

OLAV FJELL
PRESIDENT AND CEO

To the Annual Shareholders' Meeting of Statoil ASA

Report of independent auditors – Norwegian GAAP accounts

We have audited the annual financial statements of the Statoil ASA as of 31 December 2001, showing a profit of NOK 13 606 million for the parent company and a profit of NOK 14 827 million for the Group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the income and cash flow statements, the accompanying notes and the Group accounts. These financial statements are the responsibility of the Company's Board of Directors and the chief executive. Our responsibility is to express an opinion on the financial statements and on other information as required by the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and generally accepted auditing principles in Norway. These principles require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by Management, as well as evaluating the overall financial statement presentation. To the extent required by law and generally accepted auditing principles, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- *the financial statements are prepared in accordance with Norwegian law and regulations and present fairly, in all material respects, the financial position of the Company and of the Group as of 31 December, 2001, and the results of its operations and cash flows for the year then ended, in accordance with generally accepted accounting principles in Norway*
- the company's management fulfilled its duty to properly register and document the accounting information in accordance with Norwegian law and generally accepted accounting principles in Norway
- the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit are consistent with the financial statements and comply with Norwegian law and regulations

Stavanger, 18 February 2002
ERNST & YOUNG AS

Gustav Eriksen
State Authorised Public Accountant
(Norway)

Jostein Johannessen
State Authorized Public Accountant
(Norway)

RECOMMENDATION OF THE CORPORATE ASSEMBLY

Resolution:
At its meeting of 10 April 2002, Statoil's corporate assembly discussed the 2001 annual accounts of Statoil ASA and the Statoil group, and the Board of Directors' proposal for the allocation of net income.
The corporate assembly recommends that the general meeting adopts the annual accounts and the allocation of net income, in accordance with the proposals presented by the Board of Directors.

Stavanger, 10 April 2002

Leif T Løddesøl
Chairman, corporate assembly

Corporate assembly
Leif T Løddesøl, Margrete Riple Ådland, Kjell Bjørndalen, Jorunn Strand Vestbø,
Asbjørn Rolstadås, Wenche Meldahl, Tove Bull, Jens Arnfinn Brødsjømoen,
Arvid Færaas, Einar Arne Iversen, Hans M Saltveit, Per Helge Ødegård

Corporate executive committee



Olav Fjell (50)
President and CEO



Henrik Carlsen (55)
Executive vice president
Exploration & Production Norway



Richard John Hubbard (51)
Executive vice president
International Exploration
& Production



Peter Mellbye (52)
Executive vice president
Natural Gas



Erling Øverland (49)
Executive vice president
Manufacturing & Marketing



Morten Loktu (41)
Executive vice president
Technology



Inge K Hansen (56)
Chief financial officer
and executive vice president
Corporate Centre and Services



Elisabeth Berge (47)
Executive vice president
Corporate Communication

Staff functions and corporate services

Health, safety and the environment, Stig Bergseth, senior vice president

Corporate control, planning and accounting, Eldar Sætre, senior vice president

Group finance, Jon A Jacobsen, senior vice president

Human resources, Kjølv E Egeland, senior vice president

Legal affairs, Jacob S Middelthon, senior vice president

Information and communication technology, Ole A Jørgensen, senior vice president

Corporate services, Randi Grung Olsen, senior vice president

Corporate audit, Svein Andersen, senior vice president

Media relations, Wenche Skorge, vice president

Investor relations, Mari Thjømøe, vice president

Promotion and publications, Hans Aasmund Frisak, vice president

Country analysis and social responsibility, Geir Westgaard, vice president

Highlights from 2001

Profit of NOK 17.2 billion with positive contributions made by all of the business areas.

Improved safety results.

Oil and gas reserves have increased by more than 50 per cent following the acquisition of Norwegian state interests.

Rise in output and several new fields brought on stream and under development.

Successful flotation resulted in 63 000 new owners, including 7 800 Statoil employees.

Target reached for cost reductions of NOK 4 billion.

New agreement for natural gas sales to the UK.

including sales on behalf of the Norwegian state. Extensive sale of oil products and natural gas liquids.

- Strengthen and develop the group's position as a producer and marketer of gas in Europe

General information

Annual general meeting

The annual general meeting in Statoil ASA will be held at Stavanger Forum, Gunnar Warebergs gate 13, Stavanger, Norway on Tuesday 7 May 2002 at 5 pm.

Highlights from 2001

Profit of NOK 17.2 billion with positive contributions made by all of the business areas.

Improved safety results.

Oil and gas reserves have increased by more than 50 per cent following the acquisition of Norwegian state interests.

Rise in output and several new fields brought on stream and under development.

Successful flotation resulted in 63 000 new owners, including 7 800 Statoil employees.

Target reached for cost reductions of NOK 4 billion.

New agreement for natural gas sales to the UK.

General information

Annual general meeting

The annual general meeting in Statoil ASA will be held at Stavanger Forum, Gunnar Warebergs gate 13, Stavanger, Norway on Tuesday 7 May 2002 at 5 pm.

Shareholders who would like to attend the annual general meeting are asked to give notification of this by 12 noon on Thursday 2 May to:
Den Norske Bank ASA
c/o DnB Registrars, Stranden 21, N-0021 Oslo, Norway

Telephone:	+47 22 48 35 84
Telefax:	+47 22 48 11 71

Shareholders who wish to attend the general meeting by proxy must give notice of this in writing. Notice of the annual general meeting will be published in the Norwegian newspapers *Stavanger Aftenblad, Aftenposten, Dagens Næringsliv* and *Finansavisen*.

Dividend

The board's proposal for the distribution of dividend will be resolved at the annual general meeting, with 28 May 2002 as the planned date for payments. Dividend payments will be made to persons listed in the register of shareholders in the Norwegian Registry of Securities (VPS) on 7 May 2002.

Reporting of results

The following dates have been set for the quarterly reports in 2002:

1st quarter	7 May
2nd quarter	5 August
3rd quarter	4 November

The results will be published at 8.30 am CET.
Statoil reserves the right to change the dates.

Information from Statoil

The annual report is available in printed and electronic versions, in Norwegian and English. Quarterly reports in both languages are available electronically. The group also prepares a report in English once a year – Form 20-F – as required by the Securities and Exchange Commission in the USA. These reports, together with further information about the group's operations, can be obtained by contacting investor relations or media relations in Statoil.

Addresses

Statoil's head office has the following address:
Statoil, N-4035 Stavanger, Norway.

Telephone:	+47 51 99 00 00
Telefax:	+47 51 99 00 50
E-mail:	statoil@statoil.com
Investor relations :	ir@statoil.com
Internet:	www.statoil.com

A complete list of updated and detailed addresses and telephone numbers is available at www.statoil.com/addresses.

Design: Apropos Reklamebyrå, Statoil
Layout and graphs: Statoil
Reprography and printing:
Bryne Offset, Norprint Rotasjon AS

Pictures:

Øyvind Hagen, Statoil:	pages 4, 30 and 148
Erik Hannemann:	page 6
Kjetil Alsvik:	pages 8, 9, 10, 11 and 28 right
Dag Myrestrand:	page 14
Dag Magne Søyland:	page 38
Idar Mikkelsen:	page 64
Dag Tore Anfinsen:	pages 23 and 31
Bug:	pages 3 and 22 (Snøhvit illustration)
Kværner:	page 18 (Kristin illustration)
Statoil's picture archive:	small pictures

Statoil worldwide


Norway
Denmark
UK
Ireland
Belgium
France
Sweden
Estonia
Latvia
Lithuania
Poland
Germany
Russia
Azerbaijan
Turkey
Iran
Saudi Arabia
China
USA
Mexico
Nigeria
Singapore
Venezuela
Angola
Brazil

Group profile

- Statoil is an integrated oil and gas company with its head office in Stavanger. The group pursues operations in 25 countries and has more than 16 000 employees
- Operator for 10 fields representing almost 50 per cent of the total oil and gas production on the NCS. One of the world's largest operators in offshore oil operations
- Participant in a number of major international oil and gas finds and in rising production from fields in Azerbaijan, Angola and Venezuela
- The largest supplier of natural gas in Norway – including sales on behalf of the Norwegian state – to a growing European market with customers in 11 countries
- One of the world's largest net sellers of crude oil, including sales on behalf of the Norwegian state. Extensive sale of oil products and natural gas liquids. 1 925 petrol stations in nine countries
- Industrial operations with two oil refineries, two gas treatment terminals, methanol production and a 50 per cent interest in the Borealis petrochemicals group
- Owner of the Navion shipping company, a world leader in offshore loading with a fleet of 60 tankers, both owned and chartered
- Technology work in close collaboration with supplier companies and applied research focusing on:
  - improved recovery and cost-effective exploration
  - field development, production facilities and environmental technology
  - challenges relating to greenhouse gases, use of gas

Main strategy

- Develop further Statoil's strong position as leading player on the NCS
- Build a strong position as an oil and gas producer internationally
- Strengthen and develop the group's position as a producer and marketer of gas in Europe
- Develop a strong position in the retail markets in the Nordic region, Poland and the Baltic states
- Create greater value for shareholders through strict capital discipline

STATOIL ASA
N-4035 STAVANGER
NORWAY
TELEPHONE: + 47 51 99 00 00
INTERNET: www.statoil.com